Filed Pursuant to Rule 253(g)(2)

File No. 024-11888

OFFERING CIRCULAR DATED AUGUST 9, 2022

Coyuchi, Inc.

1400 Tennessee Street, Unit 1

San Francisco, California 94107

(888) 418-8847

www.coyuchi.com

Up to 18,518,518 shares of Series C Preferred Stock, consisting of up to 14,814,815 shares of Series C Preferred Stock offered by the Company and up to 3,703,703 shares of Series C Preferred Stock offered by Selling Stockholders,

and

Up to 18,518,518 shares of Common Stock issuable upon conversion of Series C Preferred Stock

This is a public offering of shares of Series C Preferred Stock, par value $0.00001 per share (the “Series C Preferred Stock”), of Coyuchi, Inc., a California corporation. We are offering on a best efforts basis up to 14,814,815 shares of our Series C Preferred Stock and certain existing selling stockholders are offering up to 3,703,703 shares of Series C Preferred Stock. The public offering price is $4.05 per share for large investors (as described in this Offering Circular) and $4.50 per share for all other investors. The selling stockholders will only participate and sell shares in this offering after we have raised at least $16.0 million in aggregate gross proceeds from the sale of Series C Preferred Stock offered by us in this offering. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Large investors are entitled to receive a 10% discount on the price paid per share if they purchase at least $1,000,000 of our Series C Preferred Stock, which effectively reduces such investors’ per share price from $4.50 to $4.05 per share and increases the total number of shares that may be sold in this offering by us and the selling stockholders by up to 1,481,482 and 370,370 shares, respectively, or an aggregate of up to 1,851,852 shares on account of the price discount. Additionally, at stepped investment levels, investors are eligible to receive branded promotional merchandise and discounts on the purchases of our company’s products. See “Plan of Distribution and Selling Stockholders” beginning on page 36 of this offering circular for more information.

The Series C Preferred Stock is convertible into shares of our common stock, par value $0.00001 per share, either at the discretion of the investor or automatically (i) upon our shares of common stock becoming listed for trading on a U.S. registered national securities exchange such as The Nasdaq Capital Market, (ii) upon the closing of a sale of shares of common stock to the public in a firm-commitment underwritten registered public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), in which the per share price is at least $4.50 and the gross cash proceeds to our company are at least $25,000,000, or (iii) upon the affirmative election of the holders of a majority of the outstanding shares of all classes of our preferred stock, voting together as a single class. The total number of shares of common stock into which the Series C Preferred Stock may be converted is based on the then-applicable conversion rate, which initially will be one share of common stock per share of Series C Preferred Stock and is subject to adjustment in the event of stock splits and certain other events. Based on the initial 1-for-1 conversion rate, the shares of Series C Preferred Stock offered pursuant to this offering are convertible into 18,518,518 shares of our common stock, or 16,666,666 shares of our common stock assuming no large investors purchase shares in this offering. Since there is no payment required by the investors for the conversion, there is no additional amount to be added to the aggregate offering price pursuant to SEC Rule 251(a). See “Description of Securities – Series C Preferred Stock Offered in this Offering” beginning on page 73 of this offering circular for a summary description of the rights, preferences and restrictions relating to the Series C Preferred Stock.

The offering statement of which this offering circular is a part was qualified by the U.S. Securities and Exchange Commission (the “SEC”) on August 9, 2022. This offering is being conducted pursuant to Regulation A (Regulation A+) of Section 3(6) of the Securities Act, for Tier 2 offerings, where the offered securities will not be listed on a registered national securities exchange upon qualification.

i

Investing in our Series C Preferred Stock may be considered speculative and involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 9 to read about the risks you should consider before buying shares of our Series C Preferred Stock.

The following table sets forth, assuming all of the Series C Preferred Stock offered in this offering is purchased by large investors who purchase more than $1,000,000 of our Series C Preferred Stock at the discounted price of $4.05 per share, the price per share and aggregate price of all shares offered in the offering by us and by Selling Stockholders, placement agent commissions, and the gross proceeds of the offering to us, before expenses:

	Price to Public		Placement Agent Commissions(1)	Proceeds to Issuer, before Expenses(2)
Shares Offered by Us
Per share	$4.05	(3)	Not applicable	$4.05	(3)
Total maximum offering	$60,000,000		Not applicable	$60,000,000

Shares Offered by Selling Stockholders
Per share	$4.05	(3)	Not applicable	$0
Total maximum offering	$15,000,000		Not applicable	$0

(1)	This offering is being conducted on a “best efforts” basis by our officers and directors and not through a placement agent or other registered broker-dealer who is paid sales commissions.

(2)	We expect that the amount of expenses of the offering that we will pay if all offered shares are sold will be approximately $2,150,000. This amount includes the following: (i) estimated platform fees, listing fees, and technology, administration and service fees to Manhattan Street Capital of $385,000, (ii) estimated marketing agency fees of $1,500,000, (iii) accounting fees of $75,000, (iv) legal fees of $180,000, (v) EDGAR processing fees of $6,000 and (vi) state filing fees and other expenses of $4,000. This amount does not include commissions if we engage any registered broker-dealers. Because this is a best efforts offering, the actual public offering amount and proceeds to us are not presently determinable and may be substantially less than the total maximum offering set forth in this Offering Statement. See “Plan of Distribution and Selling Stockholders” beginning on page 36 of this offering circular for more information on this offering.

(3)	The public offering price is $4.05 per share for large investors and $4.50 per share for all other investors. Large investors are entitled to receive a 10% discount on the price paid per share from all other investors if they purchase at least $1,000,000 of our Series C Preferred Stock in this offering. This effectively reduces such investors’ per share price from $4.50 to $4.05 per share and increases the total number of shares that may be sold in this offering by us and the selling stockholders by up to 1,481,482 and 370,370 shares, respectively, or an aggregate of up to 1,851,852 shares on account of the price discount. We will not receive any additional gross cash proceeds as a result of the large investor incentive. For details of the effective discount, see “Plan of Distribution and Selling Stockholders – Large Investor Incentive.”

The following table sets forth, assuming all of the Series C Preferred Stock offered in this offering is purchased by investors who purchase less than $1,000,000 of Series C Preferred Stock in the offering at the non-discounted price of $4.50 per share, the price per share and aggregate price of all shares offered in the offering by us and by Selling Stockholders, placement agent commissions, and the gross proceeds of the offering to us, before expenses:

	Price to Public		Placement Agent Commissions(1)	Proceeds to Issuer, before Expenses(2)
Shares Offered by Us
Per share	$4.50	(3)	Not applicable	$4.50	(3)
Total maximum offering	$60,000,000		Not applicable	$60,000,000

Shares Offered by Selling Stockholders
Per share	$4.50	(3)	Not applicable	$0
Total maximum offering	$15,000,000		Not applicable	$0

(1)	This offering is being conducted on a “best efforts” basis by our officers and directors and not through a placement agent or other registered broker-dealer who is paid sales commissions.

(2)	We expect that the amount of expenses of the offering that we will pay if all offered shares are sold will be approximately $2,150,000. This amount includes the following: (i) estimated platform fees, listing fees, and technology, administration and service fees to Manhattan Street Capital of $385,000, (ii) estimated marketing agency fees of $1,500,000, (iii) accounting fees of $75,000, (iv) legal fees of $180,000, (v) EDGAR processing fees of $6,000 and (vi) state filing fees and other expenses of $4,000. This amount does not include commissions if we engage any registered broker-dealers. Because this is a best efforts offering, the actual public offering amount and proceeds to us are not presently determinable and may be substantially less than the total maximum offering set forth in this Offering Statement. See “Plan of Distribution and Selling Stockholders” beginning on page 36 of this offering circular for more information on this offering.

(3)	The public offering price is $4.50 per share for investors who purchase less than $1,000,000 of our Series C Preferred Stock in this offering and therefore do not qualify for the large investor discount.

We intend to sell our shares directly to investors and not through a placement agent or other registered broker-dealer who is paid sales commissions. We have entered into an agreement with FundAthena, Inc. d/b/a Manhattan Street Capital (“Manhattan Street Capital”) in connection with the use of its online platform for this offering. Under that agreement, we will pay Manhattan Street Capital fees of (1) $90,000 in cash as a project management retainer fee, plus seven-year cashless exercise warrants to purchase $90,000 of our common stock at an exercise price of $2.25 per share, or 53,333 shares of our common stock, (2) $5,000 per month while this offering is live for investment or reservations, including any “testing the waters” time period, plus seven-year cashless exercise warrants to purchase the same value of shares of our common stock at an exercise price of $2.25 per share, and (3) a technology, administration and service fee of $25 per investor, in cash, paid by us when each investor deposits funds into one of the two escrow accounts described below, plus seven-year cashless exercise warrants to purchase the same value of our common stock at an exercise price of $2.25 per share. See “Plan of Distribution and Selling Stockholders – Online Platform.” The total number of warrants and underlying shares of our common stock issuable pursuant to clauses (2) and (3) above will not be determined until this offering is completed.

ii

Certain investors in this offering will grant an irrevocable voting proxy to the company’s President that will limit their ability to vote their shares of Series C Preferred purchased in this offering (and any shares of our common stock into which such shares of Series C Preferred Stock may be converted) until the occurrence of certain events specified in the proxy, none of which may ever occur.

This offering will terminate at the earlier of (i) the date at which the maximum offering amount set forth above has been sold, or (ii) the date at which this offering is earlier terminated by us at our sole discretion. At least every 12 months after this offering has been qualified by the SEC, we will file a post-qualification amendment to include our recent financial statements.

The gross proceeds of this offering will be deposited at a bank or other financial institution in two escrow accounts, with the proceeds for a particular investor being directed to one of the two escrow accounts depending on such investor’s state of residence. We have engaged (i) Prime Trust, LLC as an escrow agent to hold funds tendered by investors residing in all states where the offering is being conducted other than New York and Hawaii and (ii) Enterprise Bank & Trust as an escrow agent to hold funds tendered by investors residing in New York and Hawaii (Prime Trust, LLC, together with Enterprise Bank & Trust, the “Escrow Agents”). No minimum target amount is required. The Escrow Agents may hold a series of closings on a rolling basis at which we and the selling stockholders will receive the funds from the Escrow Agents and issue the shares to investors. After each closing, funds tendered by investors will be made immediately available to us. After the closing of this offering, we expect to hold closings on at least a monthly basis.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This offering circular contains all of the representations by us concerning this offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this offering circular.

This offering circular is not an offer to sell, nor soliciting an offer to buy, any of our securities in any state or other jurisdiction in which such sale is prohibited. This offering circular follows the disclosure format prescribed by Part I of Form S-1 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this offering circular is August 9th, 2022

iii

Coyuchi designs, develops and sells coastal-inspired bedding, sheets, towels, apparel and other home goods for the environmentally conscious home.

iv

We and the selling stockholders are offering to sell, and seeking offers to buy, the securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with any information other than the information contained in this offering circular. The information contained in this offering circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this offering circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this offering circular. This offering circular will be updated and made available for delivery to the extent required by U.S. federal securities law.

Unless otherwise indicated, data contained in this offering circular concerning the luxury home textile market and the other markets relevant to our operations are based on information from various public sources. Although we believe that these data are generally reliable, such information is inherently imprecise, and our estimates and expectations based on these data involve a number of assumptions and limitations. As a result, you are cautioned not to give undue weight to such data, estimates or expectations.

In this offering circular, unless otherwise noted or unless the context otherwise requires, references to “we,” “us,” “our,” the “Company” and “Coyuchi” refer to the activities of and the assets and liabilities of the business and operations of Coyuchi, Inc.

OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained elsewhere in this offering circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our securities. You should carefully read the entire offering circular, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this offering circular, before making an investment decision. Some of the statements in this offering circular are forward-looking statements. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Who We Are

Coyuchi offers sustainably-produced luxury home textile products. Our principal business activity is the design, development, import and sale of coastal-inspired organic bedding, sheets, towels, apparel and other home goods for the environmentally conscious home. Rooted in Point Reyes, California, we were founded in 1991 with the aim of creating organic cotton textiles free of pesticides and synthetic fertilizers used on conventional cotton farms. Our name “Coyuchi” is inspired by a Native American word that means “natural cotton.” For 30 years, we have explored organic farming and sustainable textiles. We want to continue to push the organic textile market forward, staying true to our origins along the way. We strive for the highest sustainability and social responsibility standards, through our circularity initiatives and recycled products and by supporting regenerative agriculture.

Our aim is to be among the leading luxury home textile brands in the market. We achieved 26% growth in 2021 over 2020, reporting $33.3 million in net sales and $1.4 million in net income, representing 4.1% of net sales.

Our Organic Textile Products

Our product assortment consists of consciously designed bedding, bath, apparel and lifestyle products spread across about 1,400 stock keeping units, or SKUs. 100% of our products are made of natural fibers and avoid petroleum-based fibers like polyester and are eligible for our 2nd Home Take Back® and 2nd Home Renewed® programs. 99% of our assortment is made of organic cotton certified under the Global Organic Textile Standard (“GOTS”). GOTS is the world’s leading textile processing standard for organic fibers and ensures the organic status of textiles after harvesting of the raw materials through environmentally and socially responsible manufacturing all the way to labelling. We have established in-house design and product development capabilities, including an experienced design and product development team. Our products have been recognized by independent industry organizations and the media, and have also been featured in numerous home and design magazines such as Good Housekeeping, Architectural Digest, GQ, House Beautiful, Condé Nast Traveler, Dwell and Country Living. For a list of recent noteworthy awards and recognition we have received, see “Our Business – Recent Awards and Recognition.” Our focused product assortment consists of four core categories:

●	Bedding. We provide a full suite of sustainable, innovative and high-quality bedding products, including sheets, duvet covers, blankets, throws, quilts, pillow cases and shams. As of December 31, 2021, our bedding category offered 1299 SKUs priced from $15 to $698. For the year ended December 31, 2021, our bedding products accounted for approximately $26.1 million, or 70%, of gross sales.

●	Bath. We offer a luxurious line of bath essentials, including towels, bath rugs and mats, shower curtains, hair and bath wraps, and eye masks, in numerous patterns and style collections. As of December 31, 2021, our bath category offered 240 SKUs priced from $4 to $268. For the year ended December 31, 2021, our bath products accounted for approximately $6.5 million, or 17%, of gross sales.

●	Apparel. We provide premium apparel products for men and women, including robes, room shoes, rompers, joggers, chemises, sweaters, cardigans, scarves, pants, nightgowns, pajamas, socks, tanks and t-shirts. As of December 31, 2021, our apparel category offered 348 SKUs priced from $13 to $198. For the year ended December 31, 2021, our apparel products accounted for approximately $3.4 million, or 9%, of gross sales.

●	Lifestyle. As of December 31, 2021, our lifestyle category offered 135 SKUs, from organic napkins to crossbody totes, priced from $15 to $148. For the year ended December 31, 2021, our lifestyle products accounted for approximately $1.3 million in gross annual sales, or 4%, of gross sales.

2

Our Mission and Omnichannel Business Model

Our mission is to bring beauty and comfort to every home without sacrificing the health of our planet. We want everything that bears the Coyuchi label to be produced and processed to the strictest standards in safe and humane conditions – from the farm, to the factory, to our customers’ homes. To carry out this mission, we have developed a digitally-led, omnichannel strategy that focusing on putting the customer at the center and unifying our e-commerce and limited store businesses. Sales from our direct-to-consumer digital e-commerce platform (www.coyuchi.com) represented 80.2% of our gross sales for the year ended December 31, 2021, followed by our wholesale channels and our retail store located in Point Reyes, California, which represented 13.2% and 4.7% of gross sales for the year ended December 31, 2021, respectively. Our three primary sales channels are described below:

●

E-Commerce Platform. Our mobile and desktop-friendly e-commerce platform connects commerce and content by offering our customers access to our full product assortment. Our e-commerce business delivered over 80% of gross sales in 2021 and played a central role in increasing our customer base by more than 100% since 2019. We monitor and analyze site metrics and customer behavior data to provide a desirable shopping experience for our customers. All purchasing customers are surveyed post-purchase and we achieved a net promoter score (a common metric used to measure the loyalty of customers to a company) of 68 for 2020 and 2021, which is considered excellent.

In 2021, we deployed additional features to our website aimed at delivering a more seamless shopping experience to increase the conversion rate and lower the rate of abandoned carts, including automatic, real-time package tracking, dynamic product recommendations and the ability to search on the website and automated backorder functionality to inform our customers of changes to their backorder dates.

●	Wholesale Online and Retail Partnerships. Wholesale online and retail channels help introduce our brand to new customers and test new markets and, through physical retailer partnerships, allow our customers to touch and feel our fabrics. Our wholesale business includes more than 200 independent luxury department store chains, clothing, home and décor retailers and online stores that carry our products and over 500 trade accounts with steady business. Our products are available through large online retailers including our top selling wholesale online customers Nordstrom, Anthropologie and Wayfair. Our wholesale retail partnerships include smaller physical retailers such as Resthouse Sleep Solutions, Fig Linens and Home, Holy Lamb Organics and Earthsake. No single wholesale customer accounted for more than 10% of our company’s net sales during 2021 or 2020.

●	Retail Store Presence. In addition to our e-commerce and wholesale channels, we currently operate a retail store in Point Reyes, California. Our current store is 3,700 selling square feet. We believe that our store is an ideal representation of the brand’s aesthetics and beautifully showcases our products, climate impact and circular initiative, all under one roof, providing the customer with an immersive experience. We believe this store format is adaptable to other locations. With average daily sales of $4,599 and an average customer transaction value of $266 for the year ended December 31, 2021, our Point Reyes store generated $1.7 million in gross sales and was profitable.

3

Our Growth Strategy

We believe that we can continue to grow our business relying on our competitive strengths, which include our differentiated position as a seller of certified organic and sustainably-produced luxury home textile products, experienced in-house design and product development capabilities, and loyal customer base that is passionate about sustainable living. We believe that our future growth will come from a combination of:

●

expanding our marketing channels, including through business-to-business (B2B) strategic partnerships and licensing agreements with wholesalers and online marketplaces, as well as establishing customer loyalty programs and influencer/ambassador programs;

●	making investments to upgrade our information technology infrastructure, including our customer resource management operations and fulfillment systems to enhance the customer experience;

●	exploring the potential for opening a small and selective retail presence with the purpose of brand building and omni-channel synergies; and

●	product category expansion, offering new categories of sustainably sourced home-goods.

Possible Stock Listing

There is currently no public market for our Series C Preferred Stock or the common stock issuable upon the conversion of the Series C Preferred Stock. During or following this offering, we may seek to list our shares of common stock on a U.S. registered national securities exchange such as The Nasdaq Capital Market. If we do not meet the minimum requirements for listing on Nasdaq, we may seek quotation of our Series C Preferred Stock or common stock on an alternative trading system (ATS) such as Tzero. However, no assurance can be given that we will meet the minimum listing requirements or that any national securities exchange or ATS will approve our listing application. For example, in order to list our shares of common stock on The Nasdaq Capital Market, Nasdaq requires that, among other criteria, at least 2,000,000 publicly-held shares of our common stock be outstanding, the shares be held in the aggregate by at least 300 round lot holders, the market value of the publicly-held shares of common stock be at least $15.0 million, and there be at least three registered and active market makers for our common stock. We currently believe that we will need to raise gross proceeds of approximately $10.0 million in this offering to satisfy Nasdaq’s initial listing standards, among other financial and liquidity criteria. Further, if we decide to proceed with a listing of our common stock on a national securities exchange, in addition to satisfying the listing requirements of the applicable exchange, the common stock would not commence trading until (i) this offering is terminated, (ii) we have filed a post-qualification amendment to this offering statement with current financial statements and a registration statement on Form 8-A, and (iii) such post-qualification amendment is qualified by the SEC and the Form 8-A has become effective.

The completion of this offering is not conditioned on the listing of our shares on a public market. We will only proceed to seek a listing of our shares if our board of directors determines that the trading markets are appropriate for us given the structure of our company and our growth and expansion strategies, and even if we meet the minimum requirements for listing on an exchange, we may wait before terminating this offering and seeking a listing in order to raise additional proceeds. As a result, our Series C Preferred Stock or common stock may never be listed for trading or quotation on a national securities exchange or ATS, and you may experience a delay between the closing of your purchase of shares of our Series C Preferred Stock and the commencement of any trading or quotation of our securities. Even if our securities become listed on a national securities exchange or ATS, no assurance can be given as to (i) the likelihood that an active market for the stock will develop, (ii) the liquidity of any such market, (iii) the ability of stockholders to sell their shares or (iv) the prices that stockholders may obtain for any of the shares.

Series C Preferred Stock Exchange

Prior to the qualification of this offering, we amended our articles of incorporation to (i) increase the number of authorized shares of common stock from 30,000,000 shares to 48,600,000 shares, (ii) increase the number of authorized shares of preferred stock from 24,500,000 shares to 43,100,000 shares and (iii) designate 18,600,000 shares of preferred stock as Series C Preferred Stock. In addition, several existing preferred stockholders have agreed to exchange a number of shares of our other series of preferred stock held by them for 3,703,703 newly issued shares of Series C Preferred Stock, to enable such stockholders to participate in this offering as selling stockholders and to convert into common stock a number of their other shares of preferred stock (the “Series C Preferred Stock Exchange”). Under the Series C Preferred Stock Exchange, the participating preferred stockholders will receive one share of Series C Preferred Stock in exchange for each share of Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock, and/or Series B1 Preferred Stock tendered to by them. In addition, as a condition to participation in the Series C Preferred Stock Exchange, such existing preferred stockholders will agree to convert to common stock a number of their other shares of preferred stock that are not tendered in exchange for shares of Series C Preferred Stock.

The following table sets forth (i) the names of the selling stockholders, (ii) the number of shares of common stock, Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock, Series B1 Preferred Stock and Series C Preferred Stock beneficially owned by each selling stockholder as of July 19, 2022, (iii) the number of shares of Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock, and Series B1 Preferred Stock being exchanged for shares of Series C Preferred Stock by such selling stockholders, (iv) the number of shares of Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock, and Series B1 Preferred Stock being converted to common stock, and (v) the number of shares of common stock, Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock, Series B1 Preferred Stock and Series C Preferred Stock beneficially owned by each selling stockholder immediately after the Series C Preferred Stock Exchange.

Name of Selling Stockholder	Title of Class	Shares Owned Prior to Series C Preferred Stock Exchange	Shares Exchanged for Series C Preferred Stock	Shares Converted to Common Stock	Shares Owned After Series C Preferred Stock Exchange
Artemis IV LLC	Common Stock	-	-	-	53,441
	Series A Preferred Stock	-	-	-	-
	Series A1 Preferred Stock	64,700	11,259	53,441	-
	Series B Preferred Stock	-	-	-	-
	Series B1 Preferred Stock	-	-	-	-
	Series C Preferred Stock	-	-	-	11,259
	Total	64,700	11,259	53,441	64,700

Saffron Hill Investors	Common Stock	69,391	-	-	133,520
Guernsey Ltd.	Series A Preferred Stock	-	-	-	-
	Series A1 Preferred Stock	77,640	13,511	64,129	-
	Series B Preferred Stock	-	-	-	-
	Series B1 Preferred Stock	-	-	-	-
	Series C Preferred Stock	-	-	-	13,511
	Total	147,031	13,511	64,129	147,031

Saffron Hill Ventures	Common Stock	820,367	-	-	11,499,579
2 Limited Partnership	Series A Preferred Stock	805,264	140,136	158,205	506,923
	Series A1 Preferred Stock	4,489,197	781,227	3,707,970	-
	Series B Preferred Stock	13,547,582	2,357,604	5,286,173	5,903,805
	Series B1 Preferred Stock	1,848,557	321,693	1,526,864	-
	Series C Preferred Stock	-	-	-	3,600,660
	Total	21,510,967	3,600,660	10,679,212	21,510,967

Marc Phillipp Baer	Common Stock	-	-	-	232,529
	Series A Preferred Stock	9,319	1,622	1,831	5,866
	Series A1 Preferred Stock	135,000	23,493	111,507	-
	Series B Preferred Stock	305,466	53,158	119,191	133,117
	Series B1 Preferred Stock	-	-	-	-
	Series C Preferred Stock	-	-	-	78,273
	Total	449,785	78,273	232,529	449,785

4

Selected Risks Associated with Our Business and this Offering

Despite our competitive strengths and growth strategy we describe above, our business and prospects may be limited by a number of risks and uncertainties that we currently face, including:

●	our failure to predict luxury home textile market trends or react to changing consumer preferences in a timely manner;

●	damage to our brand or reputation due to negative publicity;

●	heightened competition from other specialty retailers, including those with a similar focus on organic bedding, bath and apparel, certain of which have substantially greater resources than we do;

●	our ability to enhance and expand our omnichannel capabilities through the further integration of our e-commerce and in-store channels;

●	our ability to execute on our growth strategy, including possible new store growth;

●	disruptions to the operations of or any failure by our third-party warehouse that stores, processes and ships inventory directly to our customers;

●	changes in U.S. foreign trade policy, the imposition of tariffs or trade disputes;

●	the impact of global economic conditions affecting the production or transportation costs of our products; and

●	changes in, or failure to comply with, government regulation of organic cotton production and organic textile product labelling, as well as more generally, e-commerce, data privacy, anti-corruption and anti-bribery laws.

In addition to the risks and uncertainties facing our business, investors in this offering will be subject to certain other risks related to the terms of this offering and ownership of Series C Preferred Stock, including:

●	the subscription agreement that investors will execute in connection with this offering has a provision that forces investors to vote their shares to approve certain future events, including our sale; and

●	investors that purchase fewer than 100,000 shares of our Series C Preferred Stock in this offering will be required to grant an irrevocable voting proxy, giving the right to vote their shares of Series C Preferred Stock (and any shares of our common stock into which such shares of Series C Preferred Stock may be converted) to the company’s President.

For a discussion of these and other risks that you should consider before making an investment in our Series C Preferred Stock, see “Risk Factors.”

Corporate Information

We are a California corporation formed in December 1991. Our principal executive offices are located at 1400 Tennessee Street, Unit 1, San Francisco, California 94107, and our telephone number is (888) 418-8847. We maintain a corporate website at www.coyuchi.com. We do not incorporate the information on or accessible through our website into this offering circular, and you should not consider any information on, or that can be accessed through, our website a part of this offering circular.

Channels for Disclosure of Information

Investors and others should note that we use social media to communicate with our customers, community and the public about our company, our products, activities and other matters. Any information that we consider to be material to an evaluation of our company will be included in filings on the SEC website, http://www.sec.gov, and may also be disseminated using our investor relations website, which can be found at http://www.coyuchi.com, and press releases. However, we encourage investors, the media and others interested in our company to also review our social media channels.

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THE OFFERING

Shares offered by us	Up to 14,814,815 shares of our Series C Preferred Stock and up to 14,814,815 shares of common stock issuable upon conversion of the Series C Preferred Stock, or up to 13,333,333 shares of our Series C Preferred stock and up to 13,333,333 shares of common stock issuable upon conversion of the Series C Preferred Stock if no large investors purchase shares in this offering.

Shares offered by selling stockholders	Up to 3,703,703 shares of our Series C Preferred Stock and up to 3,703,703 shares of common stock issuable upon conversion of the Series C Preferred Stock, or up to 3,333,333 shares of our Series C Preferred Stock and up to 3,333,333 shares of common stock issuable upon conversion of the Series C Preferred Stock if no large investors purchase shares in this offering. The selling stockholders will only participate and sell shares after we have raised at least $15.0 million in aggregate gross proceeds from the sale of Series C Preferred Stock offered by us in this offering. We will not receive any of the proceeds of these sales. See “Plan of Distribution and Selling Stockholders” for more information.

Large investor incentive	Large investors are entitled to receive a 10% discount on the price paid per share if they purchase at least $1,000,000 of our Series C Preferred Stock in this offering. This effectively reduces such investors’ per share price from $4.50 to $4.05 per share and increases the total number of shares that may be sold in this offering by the Company and the selling stockholders by up to 1,481,482 and 370,370 shares, respectively, or an aggregate of up to 1,851,852 shares on account of the price discount.

Other investor incentives	At stepped investment levels, investors are eligible to receive branded promotional merchandise and discounts on the purchases of our company’s products. See “Plan of Distribution and Selling Stockholders – Other Investor Incentives” for more information.

Number of shares outstanding prior to this offering	Up to 3,703,703 shares of Series C Preferred Stock will be issued and outstanding prior to the closing of this offering pursuant to the Series C Preferred Stock Exchange. 1,108,500 shares of common stock are issued and outstanding as of July 19, 2022. 814,583, 4,766,537, 13,853,048 and 1,848,557 shares of Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock and Series B1 Preferred Stock, respectively, are issued and outstanding as of July 19, 2022.

Number of shares outstanding after this offering (1)	18,518,518 shares of Series C Preferred Stock will be issued and outstanding after this offering is completed, assuming the maximum number of shares is sold in this offering, or 16,666,666 shares of Series C Preferred Stock will be issued and outstanding after this offering is completed if no large investors purchase shares in the Offering. We anticipate that 12,137,811, 512,789, 0, 6,036,922 and 0 shares of common stock, Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock and Series B1 Preferred Stock, respectively, will be issued and outstanding after this offering is completed as a result of the Series C Preferred Stock Exchange.

Best efforts offering	We are selling the shares of our Series C Preferred Stock offered in this offering circular on a “best efforts” basis and are not required to sell any specific number or dollar amount of the shares being offered, but we will use our best efforts to sell such shares.

Use of proceeds after expenses

We estimate that the net proceeds to us from this offering, assuming we sell all 14,814,815 shares of Series C Preferred Stock to large investors at $4.05 per share, or all 13,333,333 shares at $4.50 per share (with no large investors), will be approximately $57,850,000, after payment of our estimated offering expenses. However, this is a best efforts offering, and there is no assurance that we will sell any shares or receive any proceeds. We will not receive any additional gross cash proceeds as a result of the large investor incentive.

We intend to utilize the net proceeds of this offering to expand our marketing channels, including through B2B strategic partnerships, upgrade our information technology infrastructure to enhance the customer experience and explore the potential for opening a small and selective retail presence with the purpose of brand building and omni-channel synergies. We intend to use the remaining net proceeds of this offering for working capital and general corporate purposes. We will not receive any of the proceeds from the sale of the selling stockholders’ shares. For a breakdown of our estimated use of the net proceeds from this offering, assuming the sale of 100%, 75%, 50% and 25% of the maximum number of shares offered by us in this offering, see “Use of Proceeds.”

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Terms of Series C Preferred Stock:

Voting Rights and Irrevocable Proxy

Subject to the grant of an irrevocable proxy by certain investors in this offering, each holder of our Series C Preferred Stock will be entitled to a number of votes equal to the number of shares of common stock into which such holder’s Series C Preferred Stock could be converted, voting together with the holders of all other classes of capital stock and not as a separate class. The holders of our Series C Preferred Stock, voting together as one class with the holders of our common stock and holders of our preferred stock other than Series A Preferred Stock, are entitled to elect the members of the board of directors other than two directors elected by the holders of our Series A Preferred Stock.

Except for investors who purchase 100,000 or more shares of our Series C Preferred Stock, investors in this offering will grant an irrevocable voting proxy to our President that will limit their ability to vote their shares of Series C Preferred Stock purchased in this offering (and any shares of our common stock into which such shares of Series C Preferred Stock may be converted) until the occurrence of certain events specified in the proxy, none of which may ever occur. Investors in this offering who purchase 100,000 or more shares of our Series C Preferred Stock in this offering will not be required to grant an irrevocable voting proxy.

Dividend Rights	The holders of shares of Series C Preferred Stock will be entitled to receive dividends, payable when, as and if declared by the board of directors out of any assets legally available therefor, at a rate equal to 4% of the applicable Original Issue Price of the Series C Preferred Stock, prior and in preference to any declaration or payment of any dividend on the common stock of our company. In the event dividends or other distributions are paid on any shares of common stock, a similar dividend or distribution will be paid with respect to all outstanding shares of Series C Preferred Stock and all other classes of preferred stock (on an as-if converted to common stock basis).

Conversion Rights	Shares of Series C Preferred Stock will be convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of our common stock at the then-applicable conversion rate. Initially, the conversion rate will be one share of common stock per share of Series C Preferred Stock. Additionally, each share of Series C Preferred Stock will automatically convert into common stock:

(i) immediately upon our common stock becoming listed for trading on a U.S. registered national securities exchange such as The Nasdaq Capital Market;

(ii) immediately upon the closing of a sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act in which the per share price is at least $4.50 (as adjusted for stock splits, dividends, recapitalizations and the like after the qualification date of this offering) and the gross cash proceeds to our company are at least $25,000,000; or

(iii) upon the affirmative election of the holders of a majority of the outstanding shares of all classes of preferred stock, voting as a single class on an as-converted basis.

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Liquidation Distributions	In the event of a Deemed Liquidation Event, prior and in preference to any distribution or payment made to the holders of Series A, A1, B, and B1 Preferred Stock, common stock or any other capital stock of our company, the holders of Series C Preferred Stock will be entitled to be paid out of the assets of our company legally available for distribution, or the consideration received in such transaction, for each share of Series C Preferred Stock held by them, an amount per share of Series C Preferred Stock equal to the greater of (x) the Original Issue Price for such share, plus any declared but unpaid dividends with respect to such share or (y) such amount as would have been payable had such share of Series C Preferred Stock been converted into common stock at the applicable conversion rate immediately prior to such Deemed Liquidation Event.

Anti-Dilution	Following this offering, if we issue any equity securities at a price per share less than the conversion rate of the Series C Preferred Stock then in effect (subject to certain exclusions), then the conversion rate of the Series C Preferred Stock will be automatically adjusted using a broad-based, weighted-average formula.

Drag-Along Provision

The subscription agreement that investors will execute in connection with this offering contains a “drag-along provision” related to the sale of our company. Investors who purchase Series C Preferred Stock (or who hold shares of our common stock issued upon the conversion of Series C Preferred Stock) agree that, if the board of directors and majority holders of our preferred stock vote in favor of a sale of the company, then such holders of Series C Preferred Stock (or common stock, as applicable) will vote in favor of the transaction. The drag-along provision further provides that if the investor fails or refuses to comply with the provisions of the drag-along provision, the Company, the other holders of the Company’s capital stock and the purchaser in such transaction, may at their option, elect to proceed with such transaction notwithstanding such failure or refusal and, in such event and upon tender of the specified consideration to the investor, the rights of the investor with respect to the shares of capital stock of the Company held by such investor shall cease.

See “Description of Securities” for more information concerning the terms of our Series C Preferred Stock.

Plan of distribution	The gross proceeds of this offering will be deposited at a bank or other financial institution in two escrow accounts, with the proceeds from a particular investor being directed to one of the two escrow accounts depending on such investor’s state of residence. We have engaged (i) Prime Trust, LLC as an escrow agent to hold funds tendered by investors residing in all states where the offering is being conducted other than New York and Hawaii and (ii) Enterprise Bank & Trust as an escrow agent to hold funds tendered by investors residing in New York and Hawaii. See “Plan of Distribution and Selling Stockholders – Escrow Accounts.”

Ownership after this offering	Saffron Hill Ventures 2 Limited Partnership and related entities affiliated with Ranjeet Bhatia, a director of our company, will beneficially own and will be able to vote approximately 48.5% of our total outstanding voting securities after the completion of this offering (if the maximum number of shares is sold in this offering). As the majority holder of shares of our Series A Preferred Stock, they will also be able to designate two of the six members of our board of directors.

Risk factors	Investing in our Series C Preferred Stock involves a high degree of risk. You should read the “Risk Factors” section of this offering circular beginning on page 9 for a discussion of factors to consider carefully before deciding to invest in shares of our Series C Preferred Stock.

(1)	The number of shares of common stock to be outstanding after this offering excludes (a) 1,914,607 shares of common stock reserved for issuance upon the exercise of outstanding stock options under our 2009 Stock Plan and 1,320,000 shares of common stock reserved for issuance upon the exercise of outstanding stock options under our 2020 Stock Plan and (b) the shares of common stock issuable upon exercise of the platform fee warrants to be paid to Manhattan Street Capital in connection with this offering (see “Plan of Distribution and Selling Stockholders – The Online Platform”).

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RISK FACTORS

An investment in our Series C Preferred Stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this offering circular, before purchasing our Series C Preferred Stock. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to Our Business and our Market

If our sales grow more slowly than we anticipate, our gross profit margins fail to improve or our operating expenses exceed our expectations, our operating results will suffer and we may be unable to sustain or increase profitability.

For the year ended December 31, 2021, we had net sales of $33.3 million and net income of $1.4 million. At December 31, 2021, we had total stockholders’ equity of $7.5 million. There can be no assurance that our future operations will continue to result in net income. Our failure to increase our sales or improve our operating margins will harm our business. We may not be able to sustain or increase profitability on a quarterly or annual basis in the future. If our sales grow more slowly than we anticipate, our operating margins fail to improve or our operating expenses exceed our expectations, our operating results will suffer. The prices we charge for our products may decrease, which would reduce our sales and harm our business. If we are unable to sell our products at acceptable prices relative to our cost of sales, or if we fail to develop and introduce on a timely basis new products from which we can derive additional sales, our financial results will suffer.

If we are unable to predict luxury home textile market trends or react to changing consumer preferences in a timely manner, our sales will decrease, or we may need to sell excess inventory at marked-down prices, which would decrease our gross profits and net income and could have a material adverse effect on our business, financial condition and results of operations.

We believe our success depends in substantial part on our ability to:

●	originate and define organic bedding, bath and apparel product trends;

●	anticipate, predict and react to changing consumer demands in a timely manner; and

●	translate market trends into desirable, saleable products far in advance of their offerings on our website and in our current and future stores.

Because we enter into commitments for the manufacture and purchase of merchandise well in advance of the season in which merchandise will be sold, we are vulnerable to changes in consumer demand, pricing shifts and suboptimal merchandise selection and timing of merchandise purchases. If we misjudge the market for our products, fail to successfully expand our product categories or misjudge the overall level of consumer demand, it could result in decreased demand for our merchandise and decreased sales and we may be faced with significant excess inventories for some products and missed opportunities for others. We may respond by increasing markdowns and promotional activity or re-selling excess products to our wholesale partners to reduce excess inventory, which would further decrease our gross profits and net income. Our brand’s image may also suffer if customers believe we no longer offer the latest styles or if we fail to address and respond to customer feedback or complaints. The occurrence of these events, among others, could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable economic conditions could materially adversely affect our business, financial condition and results of operations.

Economic conditions around the world can impact our customers and affect the general business environment in which we operate and compete. Our results can be impacted by a number of macroeconomic factors, including, but not limited to, consumer confidence and spending levels, employment rates, consumer credit availability, fuel and energy costs, raw materials costs, global factory production, commercial real estate market conditions, credit market conditions, foreign currency exchange rates, interest rates, taxation, acts of war or terrorism, changing demographic patterns and changes in consumer discretionary spending habits.

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The luxury home textile market in which we operate is cyclical and demand for our merchandise is significantly impacted by negative trends in consumer confidence and other economic factors affecting consumer spending behavior, including the level of disposable consumer income, the availability of consumer credit, interest rates, foreign exchange rates, taxation and demographic patterns. Because luxury, bedding, bath and apparel generally are discretionary purchases, consumer purchases of our products may decline during recessionary periods or when disposable income is lower. In addition, unfavorable economic conditions abroad may impact our ability to meet quality and production goals. As a result, unfavorable economic conditions at a regional, national or international level could have a material adverse effect on our business, financial condition and results of operations.

Periods of economic uncertainty or volatility make it difficult to plan, budget and forecast our business. Incorrect assumptions concerning economic trends, customer requirements, distribution models, demand forecasts, interest rate trends and availability of resources may result in our failure to accurately forecast results and to achieve forecasted results or budget targets.

Our success depends on our ability to grow Coyuchi brand awareness and enhance our connection to our customer base.

Our success depends in large part on our ability to effectively execute our marketing strategies to grow Coyuchi’s brand awareness among new customers and increase the value of existing customers. We have developed a community-based marketing strategy through which we engage with our customers across our digital platform, store footprint and events and turn our customers into brand advocates. We are also increasingly using digital and social media platforms to interact with customers and as a means to enhance their customer experience. We have made significant investments in digital marketing, which has resulted in an increase in new customers through our e-commerce channel. If we are unable to successfully drive community engagement and brand advocacy, including through our new retail concepts, develop and continuously improve our customer-facing technologies or effectively reach customers through our digital marketing efforts, we may not be able to provide a convenient and consistent experience to our customers regardless of the sales channel or we otherwise may experience slower customer growth or increased customer losses or increased digital marketing costs. This could negatively affect our ability to compete with other retailers and result in diminished loyalty to our brand.

If our marketing, promotion, merchandising or price mark-down strategies are not successful, if we fail to maintain high standards for merchandise quality and customer experience, if we fail to maintain high ethical, social and environmental and sustainability standards for all of our operations and activities or if we fail to appropriately respond to concerns associated with any of the foregoing or any other concerns from our customers, it could have a material adverse effect on our business, financial condition and results of operations. Damage to our reputation or loss of consumer confidence for these or any other reasons may reduce demand for our merchandise and require us to expend additional resources to rebuild our reputation.

Further, marketing and merchandising efforts designed to increase awareness of our brand require a substantial investment of capital, management time and other resources. If our efforts to grow our brand awareness are not successful, it could impact our ability to realize our e-commerce penetration goals and otherwise have a material adverse effect on our business, financial condition and results of operations.

We may require additional financing, which may not be available, for the continued operation of our business.

The success of our business depends, in part, on our ability to execute on our growth strategy, which may be very expensive and we may require additional funds to continue operation of our business once the net proceeds of this offering have been used. Any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain required additional capital, we may have to curtail our growth plans or cut back on existing business and, further, we may not be able to continue operating if we do not generate sufficient sales from operations needed to stay in business. If we incur debt, the debt holders would have rights senior to our stockholders to make claims on our assets, and the terms of any debt could restrict our operations.

Further, any additional capital raised through the sale of equity or equity-linked securities may dilute current stockholders’ ownership percentages and could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of those securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect that is different from or in addition to that reflected in the capitalization described in this offering circular.

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We operate in the competitive luxury home textile market, and the size and resources of some of our competitors may allow them to compete more effectively than we can, which could result in loss of our market share.

We face intense competition in the luxury home textile market, including against retail competitors that also focus on home goods, and among other retailers more broadly. We compete with local, national and international retail chains and department stores, bedding specialty stores and Internet businesses offering similar categories of merchandise. We compete primarily on the basis of our bedding category expertise, in-house design and product development capabilities, brand image and recognition as well as innovation, style, distribution and price. Many of our competitors are, and many of our potential competitors may be, larger and have greater financial, marketing and other resources, devote greater resources to the marketing and sale of their products, generate greater international brand recognition or adopt more aggressive pricing policies than we can. A number of our competitors are continuing to operate with a promotional business strategy, both in-store and online. To the extent a promotional environment requires us to change our markdown strategy, it could negatively impact our sales and gross profit in the future.

Our e-commerce penetration depends on our ability to, among other things, enhance our omnichannel shopping experience, expand our e-commerce assortment, accelerate digital marketing and expand our mobile presence.

Our customers are seeking retail experiences which emphasize value, personalization and an omnichannel environment where the in-store and e-commerce shopping experiences are tightly integrated. If we are unable to continue to provide consumers a user-friendly, integrated experience and evolve our platform to satisfy consumer preferences or successfully implement our e-commerce initiatives, such as expanding our online assortment or accelerating our digital marketing, the growth of our e-commerce business and our sales may be negatively impacted. If we do not implement and expand our omnichannel initiatives successfully or we do not realize our anticipated return on these investments, we could fail to meet our strategic and financial goals and it could have a material adverse effect on our business, financial condition and results of operations.

In addition, we have implemented systems to manage our inventory efficiently across all channels, to ship merchandise from stores to customers. However, these initiatives involve significant investments in information technology systems and significant operational changes, and the rapid pace of technological change may require us to incur costs to implement new systems and platforms to provide a desirable shopping experience for our customers, including our e-commerce platform. We may not be successful in developing or acquiring technology that is competitive and responsive to the needs of our customers or that provides a favorable return on our related investment, which could have a material adverse effect on our business, financial condition and results of operations.

Our inability to maintain or increase comparable company sales could cause our earnings to decline.

If our future comparable company sales fail to meet expectations, our earnings could decline. In the previous two fiscal years, our quarterly comparable company sales changes have ranged from 25% to 56% and can be expected to fluctuate in the future. A variety of factors affect comparable company sales, including fashion trends, competition, current economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in our merchandise mix, the success of marketing programs, timing and level of markdowns and weather conditions. A decrease in these metrics could have a material adverse effect on our business, financial condition and results of operations.

Additionally, increased new players in the market in recent years has led to a more promotional environment across the luxury home textile market, which may impact our promotional posture and our gross margins in the future. This promotional pricing may have a negative effect on our brand’s image, which may be difficult to counteract even as the economy improves.

All of these factors may cause our comparable company sales to be materially lower than previous periods and our expectations, which could impact our ability to leverage fixed expenses, such as store rent and store asset depreciation, and could have a material adverse effect on our business, financial condition and results of operations as well as the price of our common stock.

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Our ability to source our merchandise profitably or at all could be hurt if new trade restrictions are imposed, existing trade restrictions become more burdensome or disruptions occur at our suppliers or at the ports.

Trade restrictions, including increased tariffs, safeguards or quotas, on apparel and accessories could increase the cost or reduce the supply of merchandise available to us. We source our merchandise through buying agents and, increasingly, by purchasing directly from manufacturers, predominately in India. As we expand our direct sourcing capabilities, we intend to reduce our reliance on buying agents, but our investments in direct sourcing may not be successful and may, in turn, have an adverse impact on our financial position and results of operations.

There are quotas and trade restrictions on certain categories of goods from India and countries that are not subject to the World Trade Organization Agreement, which could have a significant impact on our sourcing patterns in the future. In addition, political uncertainty in the United States may result in significant changes to U.S. trade policies, treaties and tariffs, potentially involving trade policies and tariffs regarding India, including the potential disallowance of tax deductions for imported merchandise or the imposition of unilateral tariffs on imported products. For example, general trade tensions between the United States and India have been escalating recently. In 2019, the United States removed India from GSP, a U.S. trade and development program, due to market access issues. Termination of eligibility reinstated U.S. tariffs for goods from India that previously entered duty-free. In fiscal 2021, approximately 50% of our products were manufactured in India. While such tariffs have not affected our business to date, if additional tariffs or trade restrictions are implemented by the United States or other countries in connection with a global trade war, the cost of our products manufactured in India or other countries and imported into the United States or other countries could increase, which in turn could adversely affect the demand for these products, or our margins on such products could decrease, negatively impacting our profitability. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between these nations and the United States. Any of these factors could depress economic activity, restrict our sourcing from suppliers and have a material adverse effect on our business, financial condition and results of operations and affect our strategy in Asia and elsewhere around the world. We cannot predict whether any of the countries in which our merchandise or raw materials are currently manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the United States and foreign governments, nor can we predict the likelihood, type or effect of any such restrictions. Trade restrictions, including increased tariffs or quotas, embargoes, safeguards and customs restrictions against apparel items could increase the cost, delay shipping or reduce the supply of apparel available to us or may require us to modify our current business practices, any of which could have a material adverse effect on our business, financial condition and results of operations.

We rely on our suppliers to manufacture and ship the products they produce for us in a timely manner. We also rely on the free flow of goods through open and operational ports worldwide. Labor disputes at various ports or at our suppliers could increase costs for us and delay our receipt of merchandise, particularly if these disputes result in work slowdowns, lockouts, strikes or other disruptions.

We have grown in recent years and we have limited operating experience at our proposed scale of operations; if we are unable to manage our operations at our current size or to manage any future growth effectively, our brand image may suffer and it could have a material adverse effect on our business, financial condition and results of operations.

We have expanded our operations since we were formed in 1991, and we have limited operating experience at our proposed scale of operations. If our operations continue to grow, of which there can be no assurance, we will be required to continue to expand our sales and marketing, design and product development and distribution functions, to upgrade our management information systems and other processes, and to obtain more space for our expanding administrative support and other headquarters personnel. Our continued growth could increase the strain on our resources, and we could experience serious operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining sufficient raw materials and manufacturing capacity to produce our products, and delays in production and shipments. These difficulties could affect our operating performance and have a material adverse effect on our business, financial condition and results of operations.

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Our expanded product offerings, new sales channels and new concepts may not be successful, and implementation or failure of these strategies may divert our operational, managerial, financial and administrative resources, which could impact our competitive position and have a material adverse effect on our business, financial condition and results of operations.

We have grown our business in recent years by expanding our product offerings and sales channels through, among others, retail, e-commerce and wholesale channels. In the future we may continue to make changes to our business, including by expanding our e-commerce assortment and introducing new products, expanding our prospecting capabilities, extending mobile and video reach, expanding payment options, diversifying our advertising strategy and growing our store base. These strategies involve various risks, including:

●	implementation may be delayed or may not be successful;

●	if our expanded product offerings and marketing channels fail to maintain and enhance the distinctive identity of our brand, its image may be diminished and our sales may decrease;

●

if the implementation of our customer, e-commerce, and omnichannel initiatives is not successful, or we do not realize the return on our investments in these initiatives that we anticipate, we could experience a material adverse effect on our business, financial condition and results of operations;

●

if our marketing becomes less effective than that of our competitors, or if we do not adequately leverage technology and data analytics needed to generate concise competitive insight, we could experience a material adverse effect on our business, financial condition and results of operations; and

●	implementation of these plans may divert management’s attention from other aspects of our business, increase costs and place a strain on our management, operational and financial resources, as well as our information systems.

In addition, our sales may be affected by, among other things, economic, demographic and competitive conditions, changes in consumer spending patterns and changes in consumer preferences and style trends. Further rollout of these strategies could be delayed or abandoned, could cost more than anticipated and could divert resources from other areas of our business or cause costly operational inefficiencies, any of which could impact our competitive position and reduce our sales and profitability and have a material adverse effect on our business, financial condition and results of operations.

As we execute our growth strategies, we may not adequately manage the related organizational changes needed for successful execution, which could increase our costs or delay our intended pace of growth. In addition, we may divert key resources related to our core business as a result of the focus on growth strategies.

Interruption in our foreign sourcing operations could disrupt production, shipment or receipt of our merchandise, which would result in lost sales and increases in the demand for, or the price of, raw materials used to manufacture our products or other fluctuations in sourcing or distribution could increase our costs or negatively impact profitability.

We do not own or operate any manufacturing facilities and therefore depend upon independent third-party vendors for the manufacture of all of our products. Our products are manufactured to our specifications primarily by factories outside of the United States. We cannot control all of the various factors, which include inclement weather, natural disasters, political and financial instability, strikes, health concerns regarding infectious diseases and acts of war or terrorism that might affect a manufacturer’s ability to ship orders of our products in a timely manner or to meet our quality standards. Inadequate labor conditions, health or safety issues in the factories where goods are produced can negatively impact our brand reputation. Late delivery of products or delivery of products that do not meet our quality standards could cause us to miss the delivery date requirements of our customers or delay timely delivery of merchandise to our stores or our wholesale customers for those items. These events could cause us to fail to meet customer expectations, cause our retail or wholesale customers to cancel orders or cause us to be unable to deliver merchandise in sufficient quantities or of sufficient quality to our store or our wholesale customers, which could result in lost sales and have a material adverse effect on our business, financial condition and results of operations.

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The raw materials used to manufacture our products are also subject to availability constraints and price volatility caused by high demand for fabrics, weather, supply conditions, government regulations, economic climate and other unpredictable factors. In addition, our sourcing costs are subject to cost pressures, and the cost of labor at many of our third-party manufacturers and the cost of transportation have been increasing.

In 2021, we sourced our products from 15 factories located in India, Turkey, Germany, Portugal and Sri Lanka, with products sourced from India representing 50% of our merchandise. Any event causing a sudden disruption of manufacturing or imports from Asia or elsewhere, including changes to U.S. and foreign trade policies, including the enactment of tariffs, border adjustment taxes or increases in duties or quotas applicable to our merchandise, could materially harm our operations. In addition, most of our products are shipped from our vendors by ocean. If a disruption occurs in the operation of the ports through which our products are imported, we may incur increased costs related to air freight, which is significantly more expensive than shipping by ocean, or to shipping to alternative ports, which could lead to delays in receipt of our products.

We have no long-term merchandise supply contracts and we typically transact business on an order-by-order basis. Many of our imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States from countries in Asia or elsewhere. We compete with other companies for production facilities. While substantially all foreign purchases of our products are negotiated and paid for in U.S. dollars, the cost of our products may be affected by fluctuations in the value of relevant foreign currencies. Our business is also subject to a variety of other risks generally associated with doing business abroad, such as political instability, economic conditions, disruption of imports by labor disputes and local business practices.

Any significant interruption in the operations of our third-party warehouse could disrupt our ability to process customer orders and to deliver our merchandise in a timely manner, which could have a material adverse effect on our business, financial condition and results of operations.

We use a third-party warehouse to store, process and ship all inventory directly to either our customers or our Point Reyes store location. Although we maintain back-up systems and we have capabilities to bypass our warehouse by fulfilling some e-commerce orders directly, we may not be able to prevent a significant interruption in our operations if our third-party warehouse were impacted by a natural disaster, accident, failure of the inventory locator or automated packing and shipping systems they use or other events. We have experienced interruptions in the past in connection with website systems and there can be no assurance that future interruptions will not occur. Any significant interruption in the operation of their operations, including an interruption caused by a failure to successfully expand or upgrade systems or manage transitions to utilizing the expansions or upgrades, could reduce our ability to receive and process orders and provide products and services to our store and our wholesale and retail customers, which could result in lost sales, cancelled sales and a loss of loyalty to our brand and have a material adverse effect on our business, financial condition and results of operations.

Third-party failure to deliver merchandise to our store and retail or wholesale customers or a disruption or adverse condition affecting our third-party warehouse could result in lost sales or reduced demand for our merchandise.

Our success depends on the timely delivery of merchandise from our third-party warehouse to our store and retail or wholesale customers. Independent third-party freight forwarding and customs brokerage companies deliver our merchandise to our store and customers. Some of these third parties employ personnel represented by labor unions. Disruptions in the delivery of merchandise or work stoppages by employees of these third parties could delay the timely receipt of merchandise, which could result in cancelled sales, a loss of loyalty to our brand, increased logistics costs and excess inventory.

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Timely receipt of merchandise by our store and customers may be affected by factors such as inclement weather, natural disasters, accidents, system failures and acts of terrorism. We may respond by increasing markdowns or initiating marketing promotions, which would decrease our gross profits and net income. While we have had no labor-related work stoppages and we believe our relationship with our associates is good, work stoppages or efforts by our associates to unionize could disrupt our operations and harm our reputation.

Inability to recover from a business interruption and return to normal operations within a reasonable period of time could have a material adverse impact on our business, financial condition and results of operations.

We may be unable to expand, or realize the benefits of, our wholesale channel business.

In 2021, approximately 13.2% of our gross sales was from wholesale channel customers. The effectiveness of our collaboration efforts with our wholesaler partners depends on our ability to maintain control over the presentation of our brand and the relationship with our customers. We continually evaluate opportunities to expand our wholesale business partnerships, but there can be no assurance that we will be able to effectively identify or successfully execute on such opportunities. If we are unable to expand, or realize the benefits of, our wholesale channel business, it could have a material adverse effect on our business, financial condition and results of operations.

Any material disruption of our information systems, or failure to maintain and develop our information systems, could have a material adverse effect on our business, financial condition and results of operations.

We rely extensively on information systems to operate our websites, process transactions, respond to customer inquiries, manage inventory, purchase, sell and ship goods on a timely basis and maintain cost-efficient operations.

We may experience operational problems with our information systems as a result of system failures, viruses, computer “hackers” or other causes. Any material disruption or slowdown of our systems, including a disruption or slowdown caused by a failure to successfully upgrade our systems, could cause information, including data related to customer orders, to be lost or delayed which could, especially if the disruption or slowdown occurred during the holiday season, result in delays in the delivery of merchandise to our stores and customers or lost sales, which could reduce demand for our merchandise and cause our sales to decline. If our website contains errors or other vulnerabilities which impede or halt service, it could result in damage to our brand’s image and a loss of sales. In addition, if changes in technology cause the information systems we utilize to become obsolete or if such information systems are inadequate to handle our growth, we could lose customers.

We are also subject to risks and uncertainties associated with the Internet, including changes in required technology interfaces, website downtime and other technical failures. Our failure to successfully respond to these risks and uncertainties could reduce sales, increase costs, damage the reputation of our brand and have a material adverse effect on our business, financial condition and results of operations.

Management uses information systems to support decision making and to monitor business performance. We may fail to generate accurate and complete financial and operational reports essential for making decisions at various levels of management, which could lead to decisions being made that have adverse results. Failure to adopt systematic procedures to initiate change requests, test changes, document changes and authorize changes to systems and processes prior to deployment may result in unsuccessful changes and could disrupt our business and reduce sales. In addition, if we do not maintain adequate controls such as reconciliations, segregation of duties and verification to prevent errors or incomplete information, our ability to successfully operate our business could be limited.

Failure to comply with truth-in-advertising laws and laws specific to our operation in the home textile industry could have a material adverse effect on our business, financial condition and results of operations.

The Federal Trade Commission (the “FTC”), regulates our textile products under the Textile Fiber Products Identification Act and the Textile Fiber Rule. These textile laws have specific standards for identifying, labeling and advertising, including requirements for cotton fiber. Both the FTC and private consumer advocates have brought civil action against manufacturers for violating textile laws. The FTC has also promulgated guidance concerning the advertising of “environmentally friendly” products – and the FTC and consumer advocates have also brought suit against companies accused of “greenwashing” in their advertisements and promotions. Coyuchi adheres to the regulations promulgated under the Textile Fiber Products Identification Act and the Textile Fiber Rule and has not been named as a party in any civil action against manufacturers for violating textile laws or in any civil action relating to claims of “greenwashing” in advertisements and promotions. All Coyuchi products containing cotton are labeled in accordance with these regulations. The USDA enforces federal standards for organic cotton production and the FTC governs the use of the term “organic” on organic textile product labelling. These laws prohibit a company from selling or labelling products as organic unless they are produced and handled in accordance with applicable federal law.

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Moreover, as a direct-to-consumer retailer, we are subject to additional laws and regulations that apply to retailers generally and govern the marketing and sale of our products. Advertising and marketing of our products in the United States, for example, are subject to regulation by the FTC under the Federal Trade Commission Act (the “FTC Act”). Among other things, the FTC Act prohibits unfair methods of competition and unfair false or deceptive acts or practices in or affecting commerce. The FTC Act also makes it illegal to disseminate or cause to be disseminated any false advertisement. We are subject to similar laws and regulations in the various jurisdictions in which we sell our products. Many of the statutory and regulatory requirements which impact our retail and e-commerce operations are consumer-focused and pertain to activities such as the advertising and selling of credit-based promotional offers, truth-in-advertising, privacy, “do not call/mail” requirements, warranty disclosure, delivery timing requirements, accessibility and similar requirements.

In addition, the FTC regulates the use of endorsements and testimonials in advertising as well as relationships between advertisers and social media influencers pursuant to principles described in the FTC’s Guides Concerning the Use of Endorsements and Testimonials in Advertising, or the Endorsement Guides. The Endorsement Guides provide that an endorsement must reflect the honest opinion of the endorser and cannot be used to make a claim about a product that the product’s marketer could not itself legally make. They also say that if there is a connection between an endorser and the marketer that consumers would not expect and it would affect how consumers evaluate the endorsement, that connection should be disclosed. Another principle in the Endorsement Guides applies to ads that feature endorsements from people who achieved exceptional, or even above average, results from using a product. If the advertiser does not have proof that the endorser’s experience represents what people will generally achieve using the product as described in the ad, then an ad featuring that endorser must make clear to the audience what results they can generally expect to achieve and the advertiser must have a reasonable basis for its representations regarding those generally expected results. To the extent we may rely on endorsements or testimonials, we will review any relevant relationships for compliance with the Endorsement Guides and we will otherwise endeavor to follow the FTC Act and other legal standards applicable to our advertising. However, if our advertising claims or claims made by our social media influencers or by other endorsers with whom we have a material connection do not comply with the Endorsement Guides or any requirement of the FTC Act or similar state requirements, the FTC and state consumer protection authorities could subject us to investigations and enforcement actions, impose penalties, require us to pay monetary consumer redress, require us to revise our marketing materials and require us to accept burdensome injunctions, all of which could harm our business, reputation, financial condition and results of operations.

Failure to comply with privacy-related obligations, including privacy laws and regulations in the U.S. and internationally as well as other legal obligations, could have a material adverse effect on our business, financial condition and results of operations.

We process, use and store data we collect from and about consumers to operate our business and market our products. We may also share consumer information with third-party vendors and service providers in order to facilitate the provision of our products and services. In addition, subject to applicable data privacy and consumer protection laws, we may also share consumer information with certain third parties for marketing purposes. These and related practices – which involve the use of consumer data – are subject to data protection laws, consumer protection laws, and laws regarding unfair and deceptive practice in the jurisdictions in which we conduct business.

In June 2018, California adopted the California Consumer Privacy Act (“CCPA”), which became effective in 2020. Under the law, any California consumer has a right to demand to see all the information a company has saved on the consumer, as well as a full list of all the third parties that data is shared with. The consumer also has the right to request that we delete the information it has on the consumer. The CCPA broadly defines “protected data.” The CCPA also has specific requirements for companies subject to the law. The CCPA provides for a private right of action for unauthorized access, theft or disclosure of personal information in certain situations, with possible damage awards of $100 to $750 per consumer per incident, or actual damages, whichever is greater. The CCPA also permits class action lawsuits.

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In addition, we are required to comply with the Payment Card Industry Data Security Standards, or PCI DSS, because we collect credit card information.

We strive to comply with all applicable laws, regulations, self-regulatory requirements, policies and legal obligations relating to privacy, data usage and data protection. It is possible, however, that these laws, rules and regulations, which evolve frequently and may be inconsistent from one jurisdiction to another, could be interpreted to conflict with our practices. Any failure or perceived failure by us or any third parties with which we do business to comply with these laws, rules and regulations, or with other obligations to which we may be or become subject, may result in actions against us by governmental entities, private claims and litigation, fines, penalties or other liabilities. Any such action would be expensive to defend, could damage our reputation and could have a material adverse effect on our business, financial condition and results of operations.

Government regulation of e-commerce is evolving and unfavorable changes or failure by us to comply with these regulations could substantially harm our business, financial condition and results of operations.

Existing and future regulations and laws governing the Internet and e-commerce could impede the growth of the Internet, e-commerce or mobile commerce. In addition to privacy and data security, these regulations and laws may involve taxes, tariffs, anti-spam, content protection, electronic contracts and communications, consumer protection, social media marketing, third-party cookies, web beacons and similar technology for online behavioral advertising and gift cards. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the Internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business and decrease the use of our sites by consumers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. In addition, it is possible that governments of one or more countries may seek to censor content available on our sites or may even attempt to completely block access to our sites. Adverse legal or regulatory developments could substantially harm our business. In particular, in the event that we are restricted, in whole or in part, from operating in one or more countries, our ability to retain or increase our consumer base may be adversely affected, and we may not be able to maintain or grow our net sales and expand our business as anticipated.

In addition, we are subject to customs, product safety, environmental, zoning and occupancy and labor and employment laws that could require us to modify our current business practices, incur increased costs or harm our reputation if we do not comply.

We are subject to numerous other laws and regulations, including customs, product safety, environmental, and zoning and occupancy laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of retail stores and warehouse facilities. Changes in federal and state minimum wage laws and other laws relating to employee benefits could cause us to incur additional wage and benefits costs, which could hurt our profitability.

California labor law is more pro-employee than the laws of other states, and the damages and penalties an employee can recover are higher under California labor law than under federal labor law. California has numerous laws and regulations relating to the relationship between an employer and its employees, including wage and hour laws, laws relating to anti-discrimination, and laws mandating expanded training to employees to prevent sexual harassment. In 2004, California passed a law requiring employers with 50 or more employees to provide two hours of sexual-harassment-prevention training to supervisors every two years. A recently passed law requires that by January 1, 2020, employers with five or more employees provide at least two hours of sexual-harassment-prevention training to supervisory employees and one hour of training to nonsupervisory employees. The law also requires that, beginning January 1, 2020, seasonal, temporary and other employees hired to work for less than six months need to be trained within the earlier of 30 calendar days of hire or within 100 hours worked. We implemented our sexual harassment prevention program in 2020.

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Legal requirements frequently change and are subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Failure to define clear roles and responsibilities or to regularly communicate with and train our associates may result in noncompliance with applicable laws and regulations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business. We expect the costs of compliance and risks to our business in this area to increase as we expand our e-commerce business and execute on our strategy to expand internationally. If these regulations were to change or were violated by our management, associates, suppliers or buying agents, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our merchandise and have a material adverse effect on our business, financial condition and results of operations.

Compromises of our data security could cause us to incur unexpected expenses and loss of sales and may materially harm our reputation and business.

In the ordinary course of our business, we collect and store certain personal information from individuals, such as our customers and employees, and we process customer payment card and check information. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential information. As with many other companies in the home textile market, we are subject to attempts to compromise our data security. There can be no assurance that we will not suffer a data compromise, that unauthorized parties will not gain access to personal information, or that any such data compromise or access will be discovered in a timely manner. Further, the systems currently used for transmission and approval of payment card transactions and the technology utilized in payment cards themselves, all of which can put payment card data at risk, are determined and controlled by the payment card industry, not by us. Computer hackers have attempted and we expect will continue to attempt to penetrate our computer system or those of third parties with whom we work or to whom we outsource business and, if successful, misappropriate personal information, payment card or check information or confidential business information of our company. In addition, there may be non-technical issues, such as our employees, contractors or third parties with whom we do business or to whom we outsource business operations may attempt to circumvent our security measures in order to misappropriate such information, and may purposefully or inadvertently cause a breach involving such information. Advances in computer and software technology and capabilities, rapid changes in the sources, methods and targets of cyberattacks (for example, malware, ransomware and phishing attacks) and the use of devices to tamper with payment entry devices (such as skimmers and shimmers) and the increasing sophistication of cyber criminals generally increase the risk of a data compromise or business disruption. The retail industry in particular has been the target of recent cyber-attacks, which are becoming increasingly difficult to anticipate and prevent due to their rapidly evolving nature. Both data privacy and information security are regulated at the international, federal and state levels and compliance with any changes in the laws and regulations enacted by these governments will likely increase the cost of doing business.

Compromises of our data security or that of third parties with whom we do business, failures to prevent or mitigate the loss of personal or business information and delays in detecting or providing prompt notice of any such compromise or loss could disrupt our operations, damage our reputation, decrease customers’ willingness to shop in our stores or on our websites, violate applicable laws, regulations, orders and agreements, or subject us to litigation, governmental investigations or additional costs and liabilities, any of which could have a material adverse effect on our business, financial condition and results of operations.

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Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.

The use of social media by us and our customers has increased the risk that our image and reputation could be negatively impacted. We rely to a large extent on our online presence to reach consumers, and we offer consumers the opportunity to rate and comment on our products on our website. Negative commentary regarding us or our products may be posted on our website or social media platforms and may be adverse to our reputation or business. Our target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction.

We also use third-party social media platforms as marketing tools. For example, we maintain Instagram, Facebook, LinkedIn, Pinterest and YouTube accounts. As e-commerce and social media platforms continue to rapidly evolve, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new consumers and our financial condition may suffer.

Further, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and result of operations.

In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations.

Our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position.

Our Coyuchi mark and variations thereon are valuable assets that are critical to our success. In addition, we regard our creative designs and software as proprietary and important to maintaining a competitive position in the marketplace. We currently rely on a combination of trademark and trade secret laws of general applicability, employee confidentiality and invention assignment agreements, third-party non-disclosure agreements and other intellectual property protection methods, to establish and protect our intellectual property rights. We have not applied for patents on any of our designs or intellectual property. Our efforts to establish and protect our intellectual property rights may not be adequate to prevent infringement of these rights by others, including imitation of our products and misappropriation of our Coyuchi mark. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished and our competitive position may suffer, which could have a material adverse effect on our business, financial condition and results of operations.

Our current and future operations substantially depend on our President and Chief Executive Officer and other current and future key executives and board members.

Our success depends, in substantial part, on our ability to attract and retain key personnel. In particular, the loss of the services of Eileen Mockus, our President and Chief Executive Officer, who has in-depth knowledge of our company’s products and business contacts that our other officers do not possess, would significantly impede implementation and execution of our growth strategy and may result in the failure to reach our goals. The failure to enable a successful transition upon the departure of such key executive could hinder or delay our strategic planning and execution, as well as adversely affect our ability to attract and retain other experienced and talented employees.

We plan to hire additional key executives. Our future success will depend, in part, on the ability of our new executives and board members to quickly expand their knowledge of our operations, which will be critical to their ability to make informed decisions about our business and strategies, particularly given the competitive environment in which we operate. Many of the other organic bedding and home goods retailers against which we compete for experienced talent have greater financial and other resources, different risk profiles, longer histories in the market and greater ability to provide valuable cash or stock incentives to potential recruits than we do. They also may provide more diverse opportunities and better chances for career advancement. Competition for this experienced talent is intense and our failure to attract, train, retain and motivate such additional executives and board members could hinder or delay our strategic planning and execution, as well as adversely affect our ability to attract and retain other experienced and talented employees. The transition of our Board and management team may, during the period of transition, compromise our ability to compete effectively.

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In addition, our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Our management team has never had responsibility for managing a publicly traded company. Such responsibilities include complying with federal securities law and making required disclosures on a timely basis. Our management team may not be able to implement programs and policies in an effective and timely manner that adequately responds to such increased legal, regulatory compliance and reporting requirements. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties and distract our management from attending to the growth of our business.

If members of our management or key individuals decide to leave us in the future, if we decide to make further changes to the composition of, or the roles and responsibilities of, these individuals, if we are not successful in attracting, motivating and retaining other key executives, board members and/or employees, if we are not able to effectively transition new management to our team or if our management team does not quickly adapt to managing a public company, it could have a material adverse effect on our business, financial condition and results of operations.

If our independent manufacturers do not use ethical business practices or comply with applicable laws and regulations, our brand could be harmed due to negative publicity, which could have a material adverse effect on our business, financial condition and results of operations.

While we partner with organizations such as Fair Trade USA, Chetna Organic and Global Organic Textile Standard (GOTS) to ensure high-quality working conditions at the manufacturing facilities that we use and we, along with third parties that we retain for this purpose, monitor compliance with fair trade practices, we do not control our independent manufacturers. Accordingly, we cannot guarantee their compliance with our guidelines or applicable laws and regulations. Violation of labor or other laws by our independent manufacturers, or the divergence of an independent manufacturer’s practices from those generally accepted as ethical in the United States could result in negative publicity which could diminish the value of the Coyuchi brand, reduce demand for our merchandise and have a material adverse effect on our business, financial condition and results of operations.

Our results of operations could be adversely impacted by currency exchange rate fluctuations.

Our international sales are a small percentage of our business that may increase if we expand internationally. As a result, our future sales may be impacted by changes in foreign currency exchange rates, which could have a material adverse effect on our business, financial condition and results of operations. Sales and certain expenses in markets outside the United States are recognized in local foreign currencies, and we are exposed to potential gains or losses from the translation of those amounts into U.S. dollars for consolidation into our financial statements. Finally, our vendors and suppliers may also be impacted by currency exchange rate fluctuations with respect to the purchase of fabric and other raw materials.

Our business is affected by seasonality, which can result in fluctuations in our results of operations.

We experience moderate fluctuations in aggregate sales volume during the year. Historically, our net sales are generally lower during the first and second fiscal quarters and higher in the fourth fiscal quarter associated with the holiday shopping season. In 2021, our net sales in the first, second, third and fourth quarters represented 22%, 24%, 22% and 33%, respectively, of our total net sales for the year. Accordingly, any factors that harm our fourth fiscal quarter results of operations, including adverse weather or unfavorable economic conditions, could have a disproportionate material adverse effect on our business, financial condition and results of operations for the entire fiscal year.

In order to prepare for our peak shopping season, we must order and keep in stock significantly more merchandise than we would carry at other times of the year. Any unanticipated decrease in demand for our products during our peak shopping season could require us to sell excess inventory at a substantial markdown, which could reduce our net sales and gross profit. Additional unplanned decreases in demand for our products could produce further reductions to our net sales and gross profit.

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including changes in discretionary spending, the timing of store openings and the net sales generated by new stores, merchandise mix and investments in marketing. As a result, historical period-to-period comparisons of our net sales and results of operations are not necessarily indicative of future period-to-period results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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We may be a party to legal proceedings in the future that could adversely affect our business.

From time to time, like others in the retail industry, we are a party to legal proceedings, including matters involving personnel and employment issues, personal injury, intellectual property, consumer protection, consumer accessibility and other proceedings arising in the ordinary course of business. In addition, there are an increasing number of cases being filed in the retail industry, including those that we have been subject to or may be subject to in the future, that contain class and representative action allegations, such as those relating to data privacy and wage and hour laws. We evaluate our exposure to these legal proceedings and establish reserves for the estimated liabilities in accordance with generally accepted accounting principles. Assessing and predicting the outcome of these matters involves substantial uncertainties. Although not currently anticipated by management, unexpected outcomes in these legal proceedings, or changes in management’s evaluations or predictions and accompanying changes in established reserves, could have a material adverse effect on our business, financial condition and results of operations.

We could be subject to changes in our tax rates and the adoption of new U.S. or international tax legislation or exposed to additional tax liabilities, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to taxes in the United States and in certain foreign jurisdictions. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant change. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation, including in the United States.

We are also subject to the examination of our tax returns and other tax matters by the Internal Revenue Service (the “IRS”) and other tax authorities and governmental bodies. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance as to the outcome of these examinations. If our effective tax rates were to increase, particularly in the United States, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued, it may have a material adverse effect on our business, financial condition and results of operations.

Inventory shrinkage could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the risk of inventory loss and theft. Although our inventory shrinkage rates have not been material, or fluctuated significantly in recent years, there can be no assurances that actual rates of inventory loss and theft in the future will be within our estimates or that the measures we are taking will effectively reduce inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, it could have a material adverse effect on our business, financial condition and results of operations.

Parties with whom we do business may be subject to insolvency risks or may otherwise become unable or unwilling to perform their obligations with us.

We are party to contracts, transactions and business relationships with various third parties pursuant to which such third parties have performance, payment and other obligations to us. If any of these third parties were to become subject to bankruptcy, receivership or similar proceedings, our rights and benefits in relation to our contracts, transactions and business relationships with such third parties could be terminated, modified in a manner adverse to us, or otherwise impaired. We cannot make any assurances that we would be able to arrange for alternate or replacement contracts transactions or business relationships on terms as favorable as our existing contracts, transactions or business relationships, if at all. Any inability on our part to do so could have a material adverse effect on our business and results of operations.

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Our business relies heavily on email and other messaging services, and any restrictions on the sending of emails or messages or any inability to timely deliver such communications could materially adversely affect our net sales and business.

Our business is highly dependent upon email and other messaging services for promoting our brand, products and e-commerce platforms. We provide emails and “push” communications to inform consumers of new products, shipping specials and other promotions. We believe these messages are an important part of our consumer experience. If we are unable to successfully deliver emails or other messages to our subscribers, or if subscribers decline to open or read our messages, our net sales and profitability would be materially adversely affected. Changes in how web and mail services block, organize and prioritize email may reduce the number of subscribers who receive or open our emails. For example, Google’s Gmail service has a feature that organizes incoming emails into categories (for example, primary, social and promotions). Such categorization or similar inbox organizational features may result in our emails being delivered in a less prominent location in a subscriber’s inbox or viewed as “spam” by our subscribers and may reduce the likelihood of that subscriber reading our emails. Actions by third parties to block, impose restrictions on or charge for the delivery of emails or other messages could also adversely impact our business. From time to time, Internet service providers or other third parties may block bulk email transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver emails or other messages to consumers. Changes in the laws or regulations that limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications would also materially adversely impact our business. Our use of email and other messaging services to send communications to consumers may also result in legal claims against us, which may cause us increased expenses, and if successful might result in fines and orders with costly reporting and compliance obligations or might limit or prohibit our ability to send emails or other messages. We also rely on social networking messaging services to send communications and to encourage consumers to send communications. Changes to the terms of these social networking services to limit promotional communications, any restrictions that would limit our ability or our consumers’ ability to send communications through their services, disruptions or downtime experienced by these social networking services or decline in the use of or engagement with social networking services by consumers could have a material adverse effect on our business, financial condition and results of operations.

We are subject to payment-related risks.

We accept payments using a variety of methods, including credit cards, debit cards, gift cards, PayPal, cash and bank checks. For existing and future payment methods we offer to our customers, we may become subject to additional regulations and compliance requirements (including obligations to implement enhanced authentication processes that could result in increased costs and reduce the ease of use of certain payment methods), as well as fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time, raising our operating costs and lowering our profitability. We rely on third-party service providers for payment processing services, including the processing of credit and debit cards. Our business may be negatively affected if these third-party service providers become unwilling or unable to provide these services to us. We are also subject to payment card brand operating rules, including data security rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks’ costs, subject to fines and higher transaction fees and/or lose our ability to accept credit and debit card payments from our customers and process electronic funds transfers or facilitate other types of payments. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

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Failure to comply with the U.S. Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws, and applicable trade control laws could subject us to penalties and other adverse consequences.

In 2021, we sourced our organic cotton and other raw materials from India, Turkey, Germany, Portugal and Sri Lanka, with products sourced from India representing 50% of our merchandise. We also sell our products in Canada. Our operations are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), as well as the anti-corruption and anti-bribery laws in the countries where we do business. The FCPA prohibits covered parties from offering, promising, authorizing or giving anything of value, directly or indirectly, to a “foreign government official” with the intent of improperly influencing the official’s act or decision, inducing the official to act or refrain from acting in violation of lawful duty, or obtaining or retaining an improper business advantage. The FCPA also requires publicly traded companies to maintain records that accurately and fairly represent their transactions, and to have an adequate system of internal accounting controls. In addition, other applicable anti-corruption laws prohibit bribery of domestic government officials, and some laws that may apply to our operations prohibit commercial bribery, including giving or receiving improper payments to or from non-government parties, as well as so-called “facilitation” payments. In addition, we are subject to U.S. and other applicable trade control regulations that restrict with whom we may transact business, including the trade sanctions enforced by the U.S. Treasury, Office of Foreign Assets Control (“OFAC”).

While we have implemented policies, internal controls and other measures reasonably designed to promote compliance with applicable anticorruption and anti-bribery laws and regulations, and certain safeguards designed to ensure compliance with U.S. trade control laws, our employees or agents may engage in improper conduct for which we might be held responsible. Any violations of these anti-corruption or trade controls laws, or even allegations of such violations, can lead to an investigation and/or enforcement action, which could disrupt our operations, involve significant management distraction, and lead to significant costs and expenses, including legal fees. If we, or our employees or agents acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, delisting from securities exchanges and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or our stock price could be adversely affected if we become the subject of any negative publicity related to actual or potential violations of anti-corruption, anti-bribery or trade control laws and regulations.

Our failure to find store employees that reflect our brand image and embody our culture could have a material adverse effect on our business, financial condition and results of operations.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of store employees, including store managers, who understand and appreciate our culture and customers, and are able to adequately and effectively represent this culture and establish credibility with our customers. The store employee turnover rate in the retail industry is generally high. Labor shortages and excessive store employee turnover will result in higher employee costs associated with finding, hiring and training new store employees. If we are unable to attract, hire and retain store personnel capable of consistently providing exceptional customer service, as demonstrated by their enthusiasm for our culture and brand, understanding of our clients and knowledge of the merchandise we offer, our ability to open new stores and operate existing stores may be impaired and our performance and brand image may be negatively impacted. Competition for such qualified individuals and wage increases by other retailers could require us to pay higher wages to attract a sufficient number of employees. Any such failure to meet our staffing needs or any material increases in employee turnover rates could have a material adverse effect on our business, financial condition and results of operations.

Changes to estimates related to our property and equipment or results of operations that are lower than our current estimates at a store location may cause us to incur impairment charges on certain long-lived assets, which may have a material adverse effect on our business, financial condition and results of operations.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to an individual store operation, as well as our overall performance, in connection with our impairment analyses for long-lived assets. When impairment triggers are deemed to exist for any location, the estimated undiscounted future cash flows are compared to its carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge equal to the difference between the carrying value and the fair value is recorded. The projections of future cash flows used in these analyses require the use of judgment and a number of estimates and projections of future results of operations. If actual results differ from our estimates, additional charges for asset impairments may be required in the future. If future impairment charges are significant, it may have a material adverse effect on our business, financial condition and results of operations.

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Climate change and related regulatory responses may adversely impact our business.

There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and an increased frequency, intensity and duration of extreme weather conditions could, among other things, adversely impact the cultivation of cotton, which is a key resource in the production of our products, disrupt the operation of our supply chain and the productivity of our contract manufacturers, increase our product costs and impact the types of apparel products that consumers purchase. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations.

In many countries, governmental bodies are increasingly enacting legislation and regulations in response to the potential impacts of climate change. These laws and regulations, which may be mandatory, have the potential to impact our operations directly or indirectly as a result of required compliance by us, our suppliers and our contract manufacturers. In addition, we may choose to take voluntary steps to mitigate our impact on climate change. As a result, we may experience increases in energy, production, transportation and raw material costs, capital expenditures or insurance premiums and deductibles. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate.

Further, extreme weather conditions in the areas in which our stores are located may cause a greater number of store closures or lost sales than we have historically experienced. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions, which could adversely affect our ability to execute our ability to effectively offer seasonal merchandise. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We are subject to insurance-related risks.

We believe that we have insurance customary for businesses of our size and type, including liability insurance, property and business interruption insurance, directors’ and officers’ insurance, and cyber insurance, with deductibles, self-insured retentions, limits of liability and similar provisions. However, there is no guarantee that our insurance coverage will be sufficient, or that insurance proceeds will be paid to us on a timely basis. In addition, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure. If we incur these losses and they are material, it may have a material adverse effect on our business, financial condition and results of operations. Also, certain material events may result in sizable losses for the insurance industry and materially adversely impact the availability of adequate insurance coverage or result in significant premium increases. Accordingly, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to such market changes.

We may experience a negative impact from the COVID-19 pandemic if it continues or gets worse.

Our business continues to be susceptible to disruption from any number of current and ongoing challenges brought on by the COVID-19 pandemic. The impact of consumer business and government responses to the COVID-19 pandemic has had a significant impact on the operations and financial condition of many businesses. Those include employees being required to work remotely, not travel and otherwise alter their normal working conditions. For instance, our sales staff has had limited opportunity to interact with customers. Businesses have been closed, including establishments that sell our products, and supply chains and manufacturing have been disrupted. Consumer buying habits have shifted and may continue to shift, which may result in fewer sales of our products. These and other impacts from the COVID-19 pandemic and any other similar crisis could have a material impact on our operations and financial results.

In addition, our results and financial condition may be adversely affected by federal or state legislation (or other similar laws, regulations, orders or other governmental or regulatory actions) that would impose new or more severe restrictions on our ability to operate our business or impact the economy or our customers and suppliers, a severe downturn in the economy or financial and lending markets.

The degree to which COVID-19 and its variants may impact our results of operations and financial condition is unknown at this time and will depend on future developments, including the ultimate severity and the duration of the pandemic, and further actions that may be taken by governmental authorities or businesses or individuals on their own initiatives in response to the pandemic.

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Risks Related to this Offering and Ownership of Our Series C Preferred Stock

The shares of our Series C Preferred Stock and the shares of our common stock into which such shares are convertible will have limited transferability and liquidity, and there can be no assurance that there will be an active market for such shares either now or in the future.

There is currently no public market for our Series C Preferred Stock or the common stock into which such shares are convertible. During or following this offering, we may seek to list our shares of common stock on a U.S. registered national securities exchange such as The Nasdaq Capital Market. However, no assurance can be given that we will meet the minimum listing requirements or that any national securities exchange will approve our listing application. If we fail to meet the minimum requirements for listing on Nasdaq, we may seek quotation of our Series C Preferred Stock or common stock on an alternative trading system (ATS) such as Tzero. The completion of this offering is not conditioned on the listing of our shares on a trading market.

Even if our securities become listed for trading or quotation on a national securities exchange or ATS, there can be no assurance that there will be an active market for shares of our Series C Preferred Stock or common stock, either now or in the future. Market liquidity will depend on the perception of our operating business and any steps that our management might take to bring us to the awareness of investors. There can be no assurance given that there will be any awareness generated. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business. As a result, holders of our securities may not find purchasers for our securities should they seek to sell securities held by them. Our securities should be purchased only by investors having no need for liquidity in their investment and who can hold our securities for an indefinite period of time.

If an active market should develop, the price of our Series C Preferred Stock or common stock may be highly volatile. Because there may be a low price for our Series C Preferred Stock or common stock, many brokerage firms may not be willing to effect transactions in our securities. Even if an investor finds a broker willing to effect a transaction in the shares of our Series C Preferred Stock or common stock, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such shares of Series C Preferred Stock or common stock as pledged collateral for any loans.

We expect to experience volatility in our stock price, which could negatively affect stockholders’ investments.

There is currently no public market for our Series C Preferred Stock or the common stock into which such shares are convertible and the shares of our stock are not traded or quoted on any trading market. If shares of our Series C Preferred Stock or common stock become listed for trading or quotation on a trading market, our stock price may be impacted by factors that are unrelated or disproportionate to our operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, international hostilities, inflation and interest rates may adversely affect the market price and liquidity of our Series C Preferred Stock or common stock.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. Due to the potential volatility of our Series C Preferred Stock price and common stock price, we may be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources.

Stockholders should also be aware that, according to SEC Release No. 34-29093, the market for “penny stock,” such as our Series C Preferred Stock, has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the future volatility of our share price.

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Our Series C Preferred Stock and our common stock is subject to the “penny stock” rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

Under U.S. federal securities legislation, our Series C Preferred Stock and our common stock will constitute “penny stock.” Penny stock is any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a potential investor’s account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve an investor’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person, and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination. Brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our Series C Preferred Stock or our common stock and cause a decline in the market value of our stock. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

FINRA sales practice requirements may also limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, the Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Series C Preferred Stock or our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution and Selling Stockholders.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

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Saffron Hill Ventures 2 Limited Partnership and related entities affiliated with Ranjeet Bhatia, a director of our company, beneficially own a significant number of shares of our common stock, and may be able to control the outcome of stockholder voting.

After the completion of this offering, Saffron Hill Ventures 2 Limited Partnership and related entities affiliated with Ranjeet Bhatia, a director of our company, will beneficially own and will be able to vote approximately 48.5% of our total outstanding voting securities (assuming the maximum number of shares is sold in this offering). As the majority holder of shares of our Series A Preferred Stock, they will also be able to designate two of the six members of our board of directors. Accordingly, Mr. Bhatia will continue to have the ability to exert significant influence over all corporate activities, including the election or removal of directors and the outcome of tender offers, mergers, proxy contests or other purchases of shares that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for their shares. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our shares, if and when traded on a public market, may decline.

This offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

The offering is on a “best efforts” basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that investors may lose their entire investment.

We will have broad discretion over how we use the proceeds of this offering, and we may use them for corporate purposes that do not immediately enhance our profitability or market share.

Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We may use the net proceeds from this offering for corporate purposes that do not immediately enhance our profitability or increase our market value.

You will experience immediate and substantial dilution in the value of the shares of Series C Preferred Stock you purchase.

The public offering price is substantially higher than the net tangible book value of each outstanding share of our Series C Preferred Stock. Purchasers of Series C Preferred Stock in this offering will experience immediate and substantial dilution on a book value basis. The dilution per share in the net tangible book value per share of Series C Preferred Stock will be $0.54 per share based on a $4.05 public offering price. If we issue stock options, warrants and convertible notes to acquire shares of Series C Preferred Stock are exercised or converted in the future, or if we sell additional securities in the future in capital-raising transactions, there would be further dilution. See “Dilution.”

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We will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules and our stockholders could receive less information than they might expect to receive from more mature public companies.

Unless and until we determine to apply to have our shares of common stock listed on a U.S. registered national securities exchange such as The Nasdaq Capital Market, we do not intend to become a public reporting company under the Exchange Act and will not be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act.

Because we do not intend to immediately become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for emerging growth companies under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year. If we elect not to become a public reporting company our stock will not be permitted to trade on a national securities exchange such as The Nasdaq Capital Market.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are “emerging growth companies,” and our stockholders could receive less information than they might expect to receive from more mature public companies.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our Series C Preferred Stock and our common stock could be negatively affected.

Any trading market for our Series C Preferred Stock or our common stock will be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our Series C Preferred Stock and our common stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage or us, the market price and market trading volume of our Series C Preferred Stock and our common stock could be negatively affected.

We do not expect to pay dividends for the foreseeable future.

We presently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. As a result, you must rely on stock appreciation and a liquid trading market for any return on your investment. If an active and liquid trading market does not develop, you may be unable to sell your shares of Series C Preferred Stock or our common stock at or above the public offering price or at the time you would like to sell.

The protection provided by federal securities law relating to forward-looking statements does not apply to us. The lack of this protection could harm us in the event of an adverse outcome in a legal proceeding relating to forward-looking statements made by us.

Although federal securities law provides a safe harbor for forward-looking statements made by a public company that files reports under federal securities law, this safe harbor is not available to certain issuers, including issuers that do not have their equity traded on a registered national securities exchange. None of our capital stock currently trades on any registered national securities exchange. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. The lack of this protection in a contested proceeding could harm our financial condition.

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The ability of stockholders to control our policies and effect a change in control of our company is limited by provisions of our Articles of Incorporation and Bylaws and by California corporate law.

There are provisions in our Articles of Incorporation and Bylaws that may discourage a third party from making a proposal to acquire us, even if some of our stockholders might consider the proposal to be in their best interests. These provisions include the following:

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then current market price. Each item discussed above may delay, deter or prevent a change in control of our company, even if a proposed transaction is at a premium over the then-current market price for our stock. Further, these provisions may apply in instances where some stockholders consider a transaction beneficial to them. As a result, our stock price may be negatively affected by these provisions.

Additionally, California corporate law could make it more difficult for a third party to acquire us. Specifically, provisions of the California General Corporation Law may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of Series C Preferred Stock or common stock held by our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions that you do not believe are in your best interests.

Our Articles of Incorporation limit the liability of directors for monetary damages to the maximum extent permitted by California law. Our Articles of Incorporation limit the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from any breach by a director of his or her duty of loyalty to us or our stockholders; acts or omissions of a director not in good faith which involve intentional misconduct or a knowing violation of law; unlawful payments of dividends or unlawful stock repurchases or redemptions; or any transaction from which the director derived an improper personal benefit.

In addition, our Articles of Incorporation authorize us to, and our Bylaws require us to, indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by California law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited. In addition, we will be obligated to advance the defense costs incurred by our directors and our officers, and may, in the discretion of our Board of Directors, advance the defense costs incurred by our employees and other agents, in connection with legal proceedings.

There is no minimum offering size.

We are selling our shares of Series C Preferred Stock in this offering on a “best efforts” basis. There is no minimum number of shares of Series C Preferred Stock which we must sell before we receive, and have the right to expend, the net proceeds from the sale of any shares.

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Certain investors are entitled to pay a lower price for our Series C Preferred Stock in this offering.

We are offering shares of our Series C Preferred Stock at a 10% discount to investors who purchase $1,000,000 or more of our Series C Preferred Stock. This effectively reduces those investors’ per share price from $4.50 to $4.05 per share. For details of the effective discount, see “Plan of Distribution and Selling Stockholders – Large Investor Incentive.”

Certain investors in this offering will grant an irrevocable voting proxy to our President that will limit their ability to vote their shares.

Except for investors who purchase 100,000 or more shares of our Series C Preferred Stock in this offering, investors in this offering will be required to grant an irrevocable voting proxy, giving the right to vote their shares of Series C Preferred Stock purchased in this offering (and any shares of our common stock into which such shares of Series C Preferred Stock may be converted) to the company’s President. This irrevocable proxy will limit the affected investors’ ability to vote their shares until the occurrence of certain events specified in the proxy, including the company’s IPO or acquisition by another entity, none of which may ever occur.

Investors in this offering must vote their shares to approve certain future events, including our sale.

The subscription agreement that investors will execute in connection with this offering contains a “drag-along provision” related to the sale of our company, pursuant to which investors and their transferees agree to vote any shares they own in the same manner as the board of directors and the majority holders of our preferred stock. Specifically, if the board of directors and majority holders of our preferred stock determine to sell the company, depending on the nature of the transaction, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests. Further, if the investor fails or refuses to comply with the provisions of the drag-along provision, the Company, the other holders of the Company’s capital stock and the purchaser in such transaction, may at their option, elect to proceed with such transaction notwithstanding such failure or refusal and, in such event and upon tender of the specified consideration to the investor, the rights of the investor with respect to the shares of capital stock of the Company held by such investor shall cease. See “Description of Securities – Series C Preferred Stock Offered in this Offering – Drag-Along.”

The purchase price for the Series C Preferred Stock is arbitrary and there is no placement agent.

In the absence of a market for the shares of Series C Preferred Stock, the public offering price of our shares was arbitrarily determined by us and was not determined by reference to any traditional criteria of value, such as book value, earnings or assets. The offering price does not necessarily represent the current value of our Series C Preferred Stock and should not be regarded as an indication of any future price for our Series C Preferred Stock. We intend to sell the shares directly to investors and not through a placement agent or other registered broker-dealer who is paid sales commissions. As such, purchases of the shares will not have the benefit of an independent party negotiating the offering price.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains forward-looking statements, including, without limitation, statements concerning the conditions of the global organic bedding market and our operations, performance and financial condition, including in particular, statements relating to our business, growth strategy, design and product development, and future expenses. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects,” and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, such as those contained in “Offering Circular Summary,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy, and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national, or global political, economic, business, competitive, market and regulatory conditions and the following:

●	our failure to predict luxury home textile market trends or react to changing consumer preferences in a timely manner;

●	damage to our brand or reputation due to negative publicity;

●	heightened competition from other specialty retailers, including those with a similar focus on organic bedding, bath and apparel, certain of which may have substantially greater resources than we do;

●	our ability to enhance and expand our omnichannel capabilities through the further integration of our e-commerce and in-store channels;

●	our ability to execute on our growth strategy, including possible new store growth;

●	disruptions to the operations of or failure by our third-party warehouse that stores, processes and ships inventory directly to our customers;

●	changes in U.S. foreign trade policy, the imposition of tariffs or trade disputes;

●	the impact of global economic conditions affecting the production or transportation costs of our products;

●	changes in, or failure to comply with, government regulation of organic cotton production and organic textile product labelling, as well as more generally, e-commerce, data privacy, anti-corruption and anti-bribery laws; and

●	the other factors set forth under “Risk Factors.”

See “Risk Factors” for a further description of these and other factors. Although we have attempted to identify important risk factors, there may be other risk factors not presently known to us or that we presently believe are not material that could cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this offering circular. If any of these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this offering circular. For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this offering circular. Any forward-looking statement made by us in this speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or to revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by U.S. federal securities law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should be viewed as historical data.

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USE OF PROCEEDS

If we sell all 14,814,815 shares of our Series C Preferred Stock to large investors at $4.05 per share, or all 13,333,333 shares of our Series C Preferred Stock at $4.50 per share (with no large investors) for aggregate gross proceeds of $60,000,000, our net proceeds (after our estimated offering expenses of approximately $2,150,000) will be $57,850,000. We intend to utilize the net proceeds of this offering to expand our marketing channels, including through B2B strategic partnerships and new categories of sustainably sourced home-goods, upgrade our information technology infrastructure to enhance the customer experience, and explore the potential for geographic expansion as opportunities present themselves to open one or two new stores in our target customer market areas. We intend to use the remaining net proceeds of this offering for working capital and general corporate purposes. We will not receive any of the proceeds from the sale of up to 3,703,703 shares by the selling stockholders.

The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors.

The following table sets forth a breakdown of our estimated use of our net proceeds as we currently expect to use them, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares (based on our maximum offering amount of $60,000,000), excluding in each case the shares to be sold by the selling stockholders.

Assumed Percentage of Shares Sold by the Company	100%	75%	50%	25%
Price to public	$60,000,000	$45,000,000	$30,000,000	$15,000,000
Offering expenses	$2,150,000	$1,805,000	$1,445,000	$1,090,000
Net proceeds	$57,850,000	$43,195,000	$28,555,000	$13,910,000

Expand marketing channels, including B2B partnerships	$18,200,000	$13,525,000	$8,900,000	$4,250,000

Improve information technology to enhance customer experience	$18,200,000	$13,525,000	$8,900,000	$4,250,000

Explore potential for geographic expansion opportunistically	$7,600,000	$5,700,000	$3,800,000	$1,800,000

Working capital and general corporate purposes	$13,850,000	$10,445,000	$6,955,000	$3,610,000
Total use of proceeds	$57,850,000	$43,195,000	$28,555,000	$13,910,000

We plan to use a significant portion of the net proceeds of this offering to expand our marketing channels, including through business-to-business (B2B) strategic partnerships. We plan to invest in new marketing channels, loyalty programs and influencer/ambassador programs to generate greater exposure for our products. We also intend to focus on entering into additional B2B relationships through strategic partnerships and licensing agreements with wholesalers and marketplaces to take advantage of these additional marketing channels. The net proceeds to be used for this purpose consist of the costs anticipated to be incurred in connection with hiring additional sales and marketing personnel.

We also intend to use a significant portion of the net proceeds to improve our information technology infrastructure, operations and fulfillment systems to enhance the customer experience. Our information technology strategic plan aligns with our strategic business goals of driving growth and establishing a cohesive digital experience for our customers, employees and vendors. Our information technology strategy is organized around the following three focus areas: (i) improving our company’s digital-ready business model through the adoption of ready-to-use marketplace solutions and automating manual tasks to free up employee time for creativity; (ii) introducing new value creation scenarios by scaling the current platform and introducing artificial intelligence and machine learning capabilities to support the business’s data-driven functions; and (iii) optimizing collaboration and customer engagement platforms that lay the foundation for new contextualized engagement with customers such as “assisted selling” both across online and retail channels. The net proceeds to be used for this purpose consist of the costs anticipated to be incurred in connection with purchasing computers and related networking equipment and licensing various data analytics, business applications and other software system solutions, as well as outside IT consulting and internal development, to augment our information technology infrastructure.

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We expect to use a portion of the net proceeds to explore the potential for geographic expansion as opportunities present themselves. From time to time, we have considered pursuing potential new store growth by opening one or two new stores in our target customer market areas. Noting the high level of customer engagement at our store in Point Reyes, California, we believe that with an increased retail footprint we can efficiently expand customer outreach offering them an opportunity to experience the brand in person. We believe that a customer is more likely to buy when they have had the opportunity to touch and feel our organic cotton products, a view supported by our experience in the wholesale channel. We have not selected any new store sites and our plans are preliminary at this time. Proceeds to be used for this purpose include retaining retail consultants and other professional services and commissioning a third-party study. The costs of opening a new store (such as store rental and related operating costs) are uncertain at this time. If we raise a significant amount of funds in this offering (roughly in the range of the net proceeds at the 50% level), we may utilize a portion of the net proceeds to commence the process of opening one or two new stores.

The remaining net proceeds will be used for working capital and general corporate purposes, which include amounts required to pay officers’ salaries, consulting fees, professional fees, ongoing public reporting costs, computer equipment costs, office-related expenses and other corporate expenses.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending use of the proceeds of this offering, we will invest the net proceeds of this offering in short-term, investment grade, interest-bearing instruments. We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least 12 months (assuming the sale of 25% of the total number of shares being offered by us in this offering) and 24 months (assuming the sale of 100% the shares being offered by us in this offering) following the closing of this offering.

In the event we do not sell all of the shares, we may seek additional financing from other sources in order to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this offering would be diluted with respect to their percentage ownership in our company. In all events, there can be no assurance that additional financing would be available to us when desired or needed and, if available, on terms acceptable to us.

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CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2021:

●	on an actual basis; and

●	as adjusted basis after giving effect to the Series C Preferred Stock Exchange and the sale by us of 14,814,815 shares of our Series C Preferred Stock in this offering at the price to the public of $4.05 per share, resulting in net proceeds to us of approximately $57,850,000 (after deducting our estimated offering expenses of approximately $2,150,000).

	Actual	As Adjusted for the Series C Preferred Stock Exchange and this Offering Assuming Maximum Amount
		(unaudited)
Cash and cash equivalent	$3,182,926	$61,032,926

Long-term debt	$-	$-

Stockholders’ equity:
Series C Preferred Stock, $0.00001 par value; 18,600,000 shares authorized; 0 shares issued and outstanding on actual basis and 18,518,518 shares on as adjusted basis	-	83,333,331
Series B1 Preferred Stock, $0.00001 par value; 1,900,000 shares authorized; 1,848,557 shares issued and outstanding on actual basis and 0 shares on as adjusted basis (1)	2,772,836	-
Series B Preferred Stock, $0.00001 par value; 16,000,000 shares authorized; 13,853,048 shares issued and outstanding on actual basis and 6,036,922 shares on as adjusted basis (1)	6,926,524	3,018,461
Series A1 Preferred Stock, $0.00001 par value; 5,500,000 shares authorized; 4,766,537 shares issued and outstanding on actual basis and 0 shares on as adjusted basis (1)	9,533,074	-
Series A Preferred Stock, $0.00001 par value; 1,100,000 shares authorized; 814,583 shares issued and outstanding on actual basis and 512,789 shares on as adjusted basis (1)	1,221,875	769,184
Common stock, $0.00001 par value; 30,000,0000 shares authorized and 1,086,500 shares issued and outstanding on actual basis and 12,137,811 on as adjusted basis (1) (2)	11	121
Additional paid-in capital	1,733,221	-
Accumulated deficit	(14,661,276)	(21,744,832)
Total stockholders’ equity	7,526,265	65,376,265

Total capitalization	$7,526,265	$65,376,265

(1)

Several existing preferred stockholders have agreed to exchange a number of shares of our other series of preferred stock held by them for up to 3,703,703 newly issued shares of Series C Preferred Stock, to enable such stockholders to participate in this offering as selling stockholders and to convert into common stock a number of their other shares of preferred stock (the “Series C Preferred Stock Exchange”). See “Plan of Distribution and Selling Stockholders.”

(2)	The number of shares of common stock issued and outstanding in the above table excludes 22,000 shares of common stock that were issued subsequent to December 31, 2021.

You should read this table together with our financial statements as of and for the years ended December 31, 2021 and 2020, and the related notes thereto, included elsewhere in this offering circular. Our use of proceeds from this offering is discussed under “Use of Proceeds.”

The table above excludes shares of common stock reserved for issuance upon the exercise of outstanding stock options under our 2009 Stock Plan and 2020 Stock Plan. To the extent we issue future stock options or other equity awards made under our 2020 Stock Plan, or the platform fee warrants issued in connection with this offering result in the issuance of additional shares of our common stock, there will be further dilution to our investors in this offering.

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DILUTION

Dilution in net tangible book value per share to new investors is the amount by which the offering price paid by the purchasers of the shares of Series C Preferred Stock sold in this offering by us exceeds the pro forma net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

The pro forma net tangible book value of our company as of December 31, 2021, adjusting for the planned subsequent issuance of Series C Preferred Stock in exchange for shares of other series our preferred stock, was approximately $6,528,469, or $1.76 per share of Series C Preferred stock.

After giving effect to the sale by us of 14,814,815 shares of our Series C Preferred Stock in this offering at the price to the public of $4.05 per share, and after deducting our estimated offering expenses of approximately $2,150,000, the pro forma net tangible book value would be approximately $64,378,469, or $3.48 per share of Series C Preferred Stock. This represents an immediate increase in net tangible book value of $1.72 per share of Series C Preferred Stock to existing stockholders and an immediate dilution of $(0.57) per share to new investors purchasing shares of Series C Preferred Stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per share of Series C Preferred Stock (1)	$4.05
Pro forma net tangible book value per share before giving effect to the offering	$1.76
Increase in net tangible book value per share attributable to the sale of Series C Preferred Stock in the offering	$1.72
Pro forma net tangible book value per share after giving effect to the offering (2)	$3.48
Dilution in net tangible book value per share to new investors (3)	$(0.57)

(1)	Assumes that all of the shares offered are purchased by large investors at a 10% discount on the price paid per share. For details of the effective discount, see “Plan of Distribution and Selling Stockholders – Large Investor Incentive.”

(2)	After deducting estimated expenses payable by us in this offering.

(3)	Dilution is determined by subtracting pro forma net tangible book value per share after giving effect to the offering from the public offering price per share paid by a new investor.

The following table sets forth, assuming the sale by us of 14,814,815 shares of our Series C Preferred Stock offered for sale in this offering and purchased by large investors, as of December 31, 2021, (i) the total number of shares of capital stock previously issued and sold to existing investors (on an as-if-converted to common stock basis), (ii) the total consideration paid for the foregoing and (iii) the average price per share. As the table shows, new investors purchasing shares of Series C Preferred Stock may in certain circumstances pay an average price per share substantially higher than the average price per share paid by our existing stockholders.

	Number of	Purchased	Total	Consideration
	Shares	Percent	Amount	Percent
Existing stockholders	3,703,703	20%	$3,559,428	5.6%
New investors	14,814,815	80%	$60,000,000	94.4%
Total	18,518,518	100.0%	$63,559,428	100.0%

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PLAN OF DISTRIBUTION AND SELLING STOCKHOLDERS

Plan of Distribution

We are offering up to 14,814,815 shares of our Series C Preferred Stock and certain existing selling stockholders are offering up to 3,703,703 shares of our Series C Preferred Stock assuming all of the shares are purchased by large investors, and we are offering up to 13,333,333 shares of our Series C Preferred Stock and certain existing selling stockholders are offering up to 3,333,333 shares of our Series C Preferred Stock assuming no large investors purchase shares in this offering, in each case on a best efforts basis. The public offering price is $4.05 per share for large investors and $4.50 per share for all other investors. Large investors are entitled to receive a 10% discount on the price paid per share if they purchase at least $1,000,000 of our Series C Preferred Stock, which effectively reduces such investors’ per share price from $4.50 to $4.05 per share and increases the total number of shares that may be sold in this offering by us and the selling stockholders by up to 1,481,482 and 370,370 shares, respectively, or an aggregate of up to 1,851,852 shares on account of the price discount.

We and the selling stockholders will participate in the offering in accordance with the following schedule: (1) the first 3,950,618 shares of Series C Preferred Stock (assuming all shares are sold to large investors) or 3,555,555 shares (assuming no shares are sold to large investors) will be offered by us for aggregate consideration of approximately $16.0 million (and the net proceeds from the sale of such shares will be made available to us); (2) the next 987,654 shares of Series C Preferred Stock (assuming all shares are sold to large investors) or 888,889 shares (assuming no shares are sold to large investors) will be offered by the selling stockholders for aggregate consideration of approximately $4.0 million (and the net proceeds from the sale of such shares will be made available to the selling stockholders); and (3) thereafter, we and the selling stockholders will participate in the offering at the same time, with our company and the selling stockholders offering 80% and 20%, respectively, of the remaining 13,580,246 shares of Series C Preferred Stock (assuming all shares are sold to large investors), or 12,222,222 shares (assuming no shares are sold to large investors) for aggregate consideration of $55,000,000, consisting of (i) $44,000,000 for 10,864,197 shares offered by us (assuming all shares are sold to large investors) or 9,777,778 shares (assuming no shares are sold to large investors) and (ii) $11,000,000 for 2,716,049 shares offered by selling stockholders (assuming all shares are sold to large investors) or 2,444,444 shares (assuming no shares are sold to large investors), respectively, and the net proceeds of such shares will be made available to us and the selling stockholders at the same time pro rata in proportion to the number of shares offered. We may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to us or the selling stockholders, as applicable, in accordance with the above schedule. After the closing of this offering, we expect to hold closings on at least a monthly basis.

As a “best efforts” offering, there can be no assurance that the offering contemplated hereby will ultimately be consummated. There is no minimum number of shares of Series C Preferred Stock which we or the selling stockholders must sell before we or the selling stockholders receive, and have the right to expend, the net proceeds from the sale of any shares. There is no minimum individual subscription amount required (other than a per investor minimum purchase of $450) to distribute funds to our company. All subscribers will be instructed by us or our agents to transfer funds by wire or ACH, check, debit or credit card directly to the bank account established for this offering.

We intend to sell our shares directly to investors and not through a placement agent or other registered broker-dealer who is paid sales commissions. Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. None of our officers or directors will be compensated in connection with his participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. None of our officers or directors are, or have been within the past 12 months, a broker or dealer, and none of them are, or have been within the past 12 months, an associated person of a broker or dealer. At the end of the offering, our officers or directors will continue to primarily perform substantial duties for us or on our behalf otherwise than in connection with transactions in securities. Our officers or directors will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii) except that for securities issued pursuant to Rule 415 under the Securities Act, the 12 months shall begin with the last sale of any security included within one Rule 415 registration.

We have not engaged any placement agent or underwriter in connection with this offering. To the extent that we do so, we will file a supplement to our offering statement of which this offering circular is a part.

We and the selling stockholders are offering our securities in all states other than Florida, New Jersey, North Dakota, Texas and Washington.

We intend to market the shares in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our offering circular or “testing the waters” materials on an online investment platform.

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The Online Platform

We have engaged Manhattan Street Capital to perform the following administrative and technology related functions in connection with this offering, but not for underwriting or placement agent services. Manhattan Street Capital will contract the services of a third party, FundAmerica, for the purpose of payment processing and storage of confidential investor data. The following administrative and technology related functions that Manhattan Street Capital will perform are listed below:

●	Accept investor data from potential investors on our behalf;

●	Reject investors that do not pass anti-money laundering (“AML”) or that do not provide the required information;

●	Process subscription agreements and reject investors that do not complete subscription agreements;

●	Reject investments from potential investors who do not meet requirements for permitted investment limits for investors pursuant to Regulation A, Tier 2;

●	Reject investments from potential investors with inconsistent, incorrect or otherwise flagged (e.g., for underage or AML reasons) subscriptions;

●	Oversee transmittal by FundAmerica of data to our Transfer Agent in the form of book-entry data for maintaining our company’s responsibilities for managing investors (investor relationship management, aka “IRM”) and record keeping; and

●	Receive and transmit investor data to FundAmerica to store investor details and data confidentially and not disclose to any third party except as required by regulators, by law or in our performance under the Subscription Agreement (e.g., as needed for AML).

We will pay Manhattan Street Capital for its services in hosting the offering of the shares on its online platform. Further, we have entered into an Engagement Agreement with Manhattan Street Capital effective January 5, 2022 (the “Engagement Agreement”), which includes consulting services and technology services. We will pay Manhattan Street Capital the following:

●	A project management retainer fee of $10,000 paid monthly in advance for a nine-month period from the effective date of the Engagement Agreement (increased to 12 months in the event we elect to list our common stock on a national securities exchange), and the same value of seven-year cashless exercise warrants to purchase shares of our common stock priced at $2.25 per share;

●	A listing fee of $5,000 per month while the offering is live for investment or reservations, and the same value of seven-year cashless exercise warrants to purchase shares of our common stock priced at $2.25 per share; and

●	Manhattan Street Capital technology, administration and service fee of $25 per investment in the offering, plus the same value of seven-year cashless exercise warrants to purchase shares of our common stock priced at $2.25 per share.

All fees are due to Manhattan Street Capital regardless of whether investors are rejected after AML checks or the success of the offering.

Manhattan Street Capital does not directly solicit or communicate with investors with respect to offerings posted on its site, although it does advertise the existence of its platform, which may include identifying issuers listed on the platform. The offering circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on the www.manhattanstreetcapital.com website.

Payments are processed by the Escrow Agents named below via Fundamerica U.S. Bank, N.A. and upon each closing, funds will be deposited immediately available to our company at our account at First Republic Bank. If a subscription is rejected, funds will be returned to subscribers within thirty days of such rejection without deduction or interest. Upon acceptance by us of a subscription, a confirmation of such acceptance will be sent to the subscriber by us.

Manhattan Street Capital has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the shares. Manhattan Street Capital is not participating as an underwriter and under no circumstance will it solicit any investment in our company, recommend our securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Manhattan Street Capital is not distributing any offering circulars or making any oral representations concerning the offering circular or the securities offering. Based upon Manhattan Street Capital’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this securities offering and no investor should rely on Manhattan Street Capital’s involvement in this offering as any basis for a belief that it has done extensive due diligence. Manhattan Street Capital does not expressly or impliedly affirm the completeness or accuracy of the Form 1-A or offering circular presented to investors by us. All inquiries regarding this offering should be made directly to us.

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Process of Subscribing

You will be required to complete a Subscription Agreement in order to invest. The Subscription Agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

If you decide to subscribe for our Series C Preferred Stock in this offering, you should complete the following steps:

1. Go to www.manhattanstreetcapital.com/coyuchi.

2. Click on the “Invest Now” button.

3. Complete the online investment form.

4. Deliver funds directly by check, wire, debit card, credit card (which may incur a processing fee of 4%), or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt.

5. Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor.

6. Once AML is verified, investors will electronically receive, review, execute and deliver to us a Subscription Agreement.

Each investor must represent in writing that he/she/it meets the applicable requirements set forth above and in the Subscription Agreement, including, among other things, that (i) he/she/it is purchasing the Series C Preferred Stock for his/her/its own account and (ii) he/she/it has such knowledge and experience in financial and business matters that he/she/it is capable of evaluating without outside assistance the merits and risks of investing in the Series C Preferred Stock, or he/she/it and his/her/its purchaser representative together have such knowledge and experience that they are capable of evaluating the merits and risks of investing in the Series C Preferred Stock. Broker-dealers and other persons participating in the offering must make a reasonable inquiry in order to verify an investor’s suitability for an investment in our company. Transferees of the Series C Preferred Stock will be required to meet the above suitability standards.

In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profit Sharing Plans or Trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchase of the Series C Preferred Stock. Investor suitability standards in certain states may be higher than those described in this Form 1-A and offering circular. These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in our company is suitable for such persons. Different rules apply to accredited investors.

Our shares of Series C Preferred Stock may not be offered, sold, transferred or delivered, directly or indirectly, to any person who (i) is named on the list of “specially designated nationals” or “blocked persons” maintained by OFAC and available at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time, (ii) an agency of the government of a Sanctioned Country, (iii) an organization controlled by a Sanctioned Country, or (iv) is a person residing in a Sanctioned Country, to the extent subject to a sanctions program administered by OFAC. A “Sanctioned Country” means a country subject to a sanctions program identified on the list maintained by OFAC and available at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time. Further, the Series C Preferred Stock may not be offered, sold, transferred or delivered, directly or indirectly, to any person who (i) has more than 15% of its assets in Sanctioned Countries or (ii) derives more than 15% of its operating income from investments in, or transactions with, sanctioned persons or Sanctioned Countries.

Right to Reject Subscriptions. After we receive your complete, executed Subscription Agreement and the funds required under the Subscription Agreement have been transferred to our account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions promptly to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a Subscription Agreement, we will countersign the Subscription Agreement and instruct the Transfer Agent to issue shares to the investor or transfer such shares, in the case of shares sold by the selling stockholders. The Transfer Agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor. Once you submit the Subscription Agreement, you may not revoke or change your subscription or request your subscription funds. All accepted Subscription Agreements are irrevocable.

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Escrow Accounts

The gross proceeds of this offering will be deposited at a bank or other financial institution in two escrow accounts, with the proceeds from a particular investor being directed to one of the two escrow accounts depending on such investor’s state of residence. We have engaged (i) Prime Trust, LLC as an escrow agent to hold funds tendered by investors residing in all states where the offering is being conducted other than New York and Hawaii and (ii) Enterprise Bank & Trust as an escrow agent to hold funds tendered by investors residing in New York and Hawaii (Prime Trust, LLC, together with Enterprise Bank & Trust, the “Escrow Agents”).

Transfer Agent

We have engaged Colonial Stock Transfer Company, Inc. (the “Transfer Agent”), a registered transfer agent with the SEC, which will serve as our transfer agent and registrar to maintain stockholder information on a book-entry basis. We estimate the aggregate fee due for the above services to be approximately $5,000 annually.

Possible Stock Listing

There is currently no public market for our Series C Preferred Stock or the common stock issuable upon the conversion of the Series C Preferred Stock. During or following this offering, we may seek to list our shares of common stock on a U.S. registered national securities exchange such as The Nasdaq Capital Market. If we do not meet the minimum requirements for listing on Nasdaq, we may seek quotation of our Series C Preferred Stock or common stock on an alternative trading system (ATS) such as Tzero. However, no assurance can be given that we will meet the minimum listing requirements or that any national securities exchange or ATS will approve our listing application. For example, in order to list our shares of common stock on The Nasdaq Capital Market, Nasdaq requires that, among other criteria, at least 2,000,000 publicly-held shares of our common stock be outstanding, the shares be held in the aggregate by at least 300 round lot holders, the market value of the publicly-held shares of common stock be at least $15.0 million, and there be at least three registered and active market makers for our common stock. We currently believe that we will need to raise gross proceeds of approximately $10.0 million in this offering to satisfy Nasdaq’s initial listing standards, among other financial and liquidity criteria. Further, if we decide to proceed with a listing of our common stock on a national securities exchange, in addition to satisfying the listing requirements of the applicable exchange, the common stock would not commence trading until (i) this offering is terminated, (ii) we have filed a post-qualification amendment to this offering statement with current financial statements and a registration statement on Form 8-A, and (iii) such post-qualification amendment is qualified by the SEC and the Form 8-A has become effective.

The completion of this offering is not conditioned on the listing of our shares on a public market. We will only proceed to seek a listing of our shares if our board of directors determines that the trading markets are appropriate given the structure of our company and our growth and expansion strategies, and even if we meet the minimum requirements for listing on an exchange, we may wait before terminating this offering and seeking a listing in order to raise additional proceeds. As a result, our Series C Preferred Stock or common stock may never be listed for trading or quotation on an exchange or ATS, and you may experience a delay between the closing of your purchase of shares of our Series C Preferred Stock and the commencement of any trading or quotation of our securities. Even if our securities become listed on a national securities exchange or ATS, no assurance can be given as to (i) the likelihood that an active market for the stock will develop, (ii) the liquidity of any such market, (iii) the ability of stockholders to sell their shares or (iv) the prices that stockholders may obtain for any of the shares.

There is no arrangement to address the possible effect of the offering on the price of our common stock.

Pricing of the Offering

Prior to this offering, there has been no active public market for our Series C Preferred Stock. The principal factors considered in determining the public offering price include:

●	the information set forth in this offering circular;

●	our history and prospects and the history of and prospects for the luxury home textile market in which we compete;

●	valuation of the equity of our company based on prior capital raises;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by us.

Offering Period and Expiration Date

This offering will terminate at the earlier of (i) the date at which the maximum offering amount set forth above has been sold, or (ii) the date at which this offering is earlier terminated by us at our sole discretion. At least every 12 months after this offering has been qualified by the SEC, we will file a post-qualification amendment to include our recent financial statements.

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Investment Limitations

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see under “How to Calculate Net Worth”). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2 Regulation A offering, most investors in the case of trading on an over-the-counter market must comply with the 10% limitation on investment in the offering. The only investors in this offering exempt from this limitation is an “accredited investor” as defined under Rule 501(a) of Regulation D under the Securities Act (an “Accredited Investor”). If you meet one of the following tests you should qualify as an Accredited Investor:

(i)	You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase shares (please see below under “How to calculate your net worth”);

(iii)	You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)	You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the shares, with total assets in excess of $5,000,000;

(v)	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)	You are a trust with total assets in excess of $5,000,000, your purchase of shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the shares; or

(viii)	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

Under Rule 251 of Regulation A+, if our Series C Preferred Stock will not trade on a national securities exchange, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). If our Series C Preferred Stock will not trade on a national securities exchange, a non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

How to Calculate Net Worth. For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares.

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Other Investor Incentives

We intend to offer marketing promotions to encourage potential investors to invest, which may include offers such as branded promotional merchandise and discounts on the purchases of our company’s products. Details on our current incentives, if any, can be found on our offering page found at www.manhattancapital.com/coyuchi.

TAX CONSEQUENCES FOR RECIPIENTS (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

Large Investor Incentive

Large investors are entitled to receive a 10% discount on the price paid per share if they purchase at least $1,000,000 of our Series C Preferred Stock in this offering. This effectively reduces such investors’ per share price from $4.50 to $4.05 per share and increases the total number of shares that may be sold in this offering by the Company and the selling stockholders by up to 1,481,482 and 370,370 shares, respectively, or an aggregate of up to 1,851,852 shares on account of the price discount.

Selling Stockholders

The shares being offered for resale by certain existing selling stockholders consist of up to 3,703,703 shares of our Series C Preferred Stock (inclusive of 370,370 shares if large investors purchase all of the shares in this offering). We will pay all of the expenses of the offering, except that the selling stockholders (i) will pay any selling agents’ discounts and commissions payable with respect to the selling stockholders’ shares sold in the offering and (ii) will pay us 6% of the proceeds from the sale of the selling stockholders’ shares sold in the offering in consideration for our payment of the various expenses related to this offering.

Several existing preferred stockholders have agreed to exchange a number of shares of our other series of preferred stock held by them for up to 3,703,703 newly issued shares of Series C Preferred Stock, to enable such stockholders to participate in this offering as selling stockholders and to convert into common stock a number of their other shares of preferred stock (the “Series C Preferred Stock Exchange”).

After qualification of the offering statement of which this offering circular is a part, the selling stockholders will enter into an irrevocable power of attorney with us and our Chief Executive Officer, as attorney-in-fact, in which they direct us and the attorney-in-fact to take the actions necessary in connection with the offering and sale of their shares. A form of the power of attorney is filed as an exhibit to the offering statement of which this offering circular forms a part.

The following table sets forth the names of the selling stockholders, the number of shares of Series C Preferred Stock beneficially owned by each selling stockholder as of July 19, 2022, the number of shares of Series C Preferred Stock beneficially owned by each selling stockholder as adjusted for the Series C Preferred Stock Exchange, the number of shares of Series C Preferred Stock being offered by such selling stockholders, and the number of shares of Series C Preferred Stock beneficially owned by each selling stockholder immediately after the closing of this offering (assuming the maximum number of shares is sold and large investors purchase all shares in this offering).

Name of Selling Stockholder	Shares of Series C Preferred Stock Owned as of July 19, 2022	Shares of Series C Preferred Stock Owned Following Series C Preferred Stock Exchange	Shares of Series C Preferred Stock Offered by Selling Stockholder(1)	Shares of Series C Preferred Stock Owned After Offering(1)
Artemis IV LLC	-	11,259	11,259	-
Saffron Hill Investors Guernsey Ltd.	-	13,511	13,511	-
Saffron Hill Ventures 2 Limited Partnership	-	3,600,660	3,600,660	-
Marc Phillipp Baer	-	78,273	78,273	-

Total	-	3,703,703	3,703,703	-

(1)	Assumes maximum number of shares is sold in this offering and all shares are purchased by large investors.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this offering circular. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors,” “Cautionary Statement regarding Forward-Looking Statements” and elsewhere in this offering circular.

Overview

Coyuchi offers sustainably-produced luxury home textile products textiles free of pesticides and synthetic fertilizers. Our principal business activity is the design, development, import and sale of coastal-inspired organic bedding, sheets, towels, apparel and other home goods for the environmentally conscious home. Our aim is to be among the leading luxury home textile brands in the market. We have achieved 26% growth in 2021 over 2020, reporting $33.3 million in net sales and $1.4 million in net income, representing 4.1% of net sales.

Our Omnichannel Business Model

To carry out our mission, we have developed a digitally-led, omnichannel strategy that puts the customer at the center and unifies our e-commerce and limited store businesses. Sales from our direct-to-consumer digital e-commerce platform (www.coyuchi.com) represented 80.2% of our gross sales for the year ended December 31, 2021, followed by our wholesale channels and our retail store located in Point Reyes, California, which represented 13.2% and 4.7% of gross sales for the year ended December 31, 2021, respectively. Our three primary sales channels are described below:

●

E-Commerce Platform. Our mobile and desktop-friendly e-commerce platform connects commerce and content by offering our customers access to our full product assortment, as well as providing an aesthetically rich shopping experience with styling inspiration, editorial stories and educational blogs. Our e-commerce business delivered over 80% of our gross sales in 2021 and played a central role in increasing our customer base by more than 100% since 2019. We monitor and analyze site metrics and customer behavior data to provide a desirable shopping experience for our customers. All purchasing customers are surveyed post-purchase and we achieved a net promoter score (a common metric used to measure the loyalty of customers to a company) of 68 for 2020 and 2021, which is considered excellent.

In 2021, we deployed additional features to our website to increase the conversion rate and lower the rate of abandoned carts, including automatic, real-time package tracking, dynamic product recommendations and the ability to search on the website and automated backorder functionality to inform our customers of changes to their backorder dates.

●	Wholesale Online and Retail Partnerships. Wholesale online and retail channels help introduce our brand to new customers and test new markets and, through physical retailer partnerships, allow our customers to touch and feel our fabrics. Our wholesale business includes more than 200 independent luxury department store chains, clothing, home and décor retailers and online stores that carry our products and over 500 trade accounts with steady business. Our products are available through large online retailers including our top selling wholesale online customers Nordstrom, Anthropologie and Wayfair. Our wholesale retail partnerships include smaller physical retailers such as Resthouse Sleep Solutions, Fig Linens and Home, Holy Lamb Organics and Earthsake. No single wholesale customer has accounted for more than 10% of our company’s net sales during 2021 or 2020. During 2021 and 2020, three customers accounted for 52.25% and 47.24% of the purchase of goods of our wholesale business, respectively.

●	Retail Store Presence. In addition to our e-commerce and wholesale channels, we currently operate a retail store in Point Reyes, California. Our current store is 3,700 selling square feet. We believe that our store is an ideal representation of the brand’s aesthetics and beautifully showcases our products, climate impact and circular initiative, all under one roof, providing the customer with an immersive experience. We believe this store format is adaptable to other locations. With average daily sales of $4,599 and an average customer transaction value of $266 for the year ended December 31, 2021, our Point Reyes store generated $1.7 million in gross sales and was profitable.

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Trends and Key Factors Affecting our Results of Operations

We expect that our performance and financial condition will continue to be driven by the key trends impacting our industry, wholesale partners and retail customers, as outlined above in “Our Omnichannel Business Model.” In addition, we believe the following trends and key factors have underpinned our recent operating results and may continue to affect our performance and financial condition in future periods.

●	Continue to drive organic growth. We drive organic growth through developing additional wholesale online and retail channel relationships and expanding our lines of product offerings (and making changes merchandise mix as we believe appropriate). We are also investing to expand our geographic reach and information technology infrastructure to stay ahead of the dynamic and increasingly competitive landscape in the bedding, bath and related apparel markets, and drive customer growth, revenue growth and gross margin.

●	Business optimization initiatives. We have conducted several business optimization projects in connection with a number of our essential functions relating to sourcing products and raw materials, warehousing and storage, processing, shipping and distribution. These projects included consolidation of various third-party logistical functions and harmonization of our operations and fulfillment systems.

●	Impacts of being a public company. Following this offering, as a public company we will incur significant expenses on an ongoing basis that we did not incur as a private company. Those costs include additional board fees and director and officer liability insurance expenses, as well as third-party and internal resources related to accounting, auditing, Sarbanes-Oxley Act compliance, legal, and investor and public relations expenses. These costs will generally be classified as general and administrative expenses.

●	Impact of Covid-19 and supply chain. The global impact of the Covid-19 pandemic, including the governmental responses, has affected our operations beginning in the first quarter of 2020. There has been a decrease in in-store retail sales, which has negatively impacted demand for some of our products. We have experienced, and may experience in the future, temporary facility closures among our vendors in certain jurisdictions or delays in delivering products to our warehouse and customers. The extent to which our operations will continue to be impacted by the pandemic will largely depend on future developments, which are highly uncertain and cannot be predicted.

Critical Accounting Policies and Estimates

Our critical accounting policies and practices are those that are both (i) most important to the portrayal of our financial condition and results and (ii) require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by us in our 2021 and 2020 financial statements are described below and relate to the policies that we use to account for revenue recognition and the allowance of doubtful accounts.

Revenue Recognition

Effective January 1, 2019, we adopted ASC Topic 606, Revenue from Contract with Customers (“ASC 606”) under the retrospective method. The standard requires entities to recognize revenue upon transfer of goods or services to customers in amounts that reflect the consideration that the entities expect to receive in exchange for those goods or services. ASC 606 also requires the deferral of incremental costs of obtaining a contract with a customer.

Our revenue or sales primarily consists of sales of organic cotton and other natural fiber bedding, bath, and apparel items to wholesale customers, direct-to-consumer sales through our company’s website and consignment sales through Bloomingdale’s. Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration that our company expects to receive in exchange for those goods or services.

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We have three revenue or sales channels: Wholesale, Direct-to-consumer, and Others. Wholesale pertains to sales made to customers who order in bulk with the intent to resell the purchased goods. Direct-to-consumers pertain to sales made directly to end-users. Other channels pertain to sales to the hospitality industry or sales made during one-time events such as liquidation sales.

We deduct discounts, sales tax, and estimated returns to arrive at net sales. Sales tax collected from clients is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs and are not evaluated as a separate performance obligation. Discounts are recorded as a reduction to revenue when the order is accepted. The customer has no cancellation privileges after shipment, other than customary rights of return. Our standard terms for online sales allow for returns anytime if properly requested and approved. For wholesale sales, as is customary in the industry, we allow returns from wholesale customers if properly requested and approved.

For our wholesale customer transactions, a contract exists when a written contract is received, or in the absence thereof, a written purchase order is received, and control transfers at the time of shipment or the time of delivery, depending upon the specific terms of customer arrangement. For consignment sales, which include Bloomingdale’s consignment sales, we recognize sales, net of discounts and expected returns from consignees, upon the consignee’s shipment to the customer. For our direct-to-consumer transactions, a contract exists when an order is placed online and control transfers upon shipment of merchandise to customer. Generally, all of our transactions with our customers include a single performance obligation delivered at a point in time. Postage and handling charges billed to customers are also recognized as sales upon shipment of the related merchandise. The typical payment terms for wholesale customers are net 60-days. On the other hand, direct-to-consumer payments are made upon completion of the order.

Revenue from gift cards is deferred and recognized upon the redemption of the cards. Gift cards have no expiration date. We perform an evaluation of historical redemption patterns from the date of original issuance to estimate future period redemption activity and may recognize revenue on the statement of operations in future years related to breakage. No amounts were recognized as a revenue on the statement of operations related to breakage for the years ended December 31, 2021 and 2020. Gift cards totaled $204,113 and $142,166 for the years ended December 31, 2021 and 2020, respectively, and are included in accrued liabilities on the balance sheet.

We deduct discounts, sales tax, and estimated returns to arrive at net sales. Discounts are recorded as a reduction to revenue when the order is accepted. Sales tax collected from clients is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities.

Our standard terms for online sales allow for returns within 1 year from the date of sale, if properly requested and approved. For wholesale sales, as is customary in the industry, we allow returns from wholesale customers if properly requested and approved. Costs of returns are recorded as a current asset rather than net with the sales returns reserve liability. Our company’s allowance for returns, which is included in accrued liabilities in the balance sheet, was approximately $512,000 and $498,000 for the years ended December 31, 2021 and 2020 respectively.

All shipping and handling costs are accounted for as fulfillment costs and are not evaluated as a separate performance obligation. The customer has no cancellation privileges after shipment, other than customary rights of return.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on our assessment of the collectability of specific customer accounts, the aging of the accounts receivable, historical experience and other currently available evidence. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than the historical experience, our estimates of the recoverability of amounts due to our company could be adversely affected. Trade receivables represent amounts due from customers and are stated net of the allowance for doubtful accounts. For the years ended December 31, 2021 and 2020, trade receivables of our company were net of allowance amounting to $293,478 and $196,478, respectively.

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Results of Operations

The following section discusses and analyzes the changes in the significant line items in our statements of operations for the fiscal years ended December 31, 2021 and 2020.

Sales

			Variance
	2021	2020	Amount	Percentage
Net Sales	$33,333,883	$26,549,183	$6,784,700	26%

Net sales increased by $6,784,700, or approximately 26%, from $26,549,183 in 2020 to $33,333,883 in 2021. This increase in net sales was primarily due to an increase of returning customer purchases by 22% and strength in wholesale and retail as shop traffic recovered from the initial impact of the Covid-19 pandemic.

Below is a summary of the disaggregation of net sales per category of sales channel:

			Variance
	2021	2020	Amount	Percentage
Direct-to-Customer	$32,261,669	$26,902,966	$5,358,703	20%
Wholesale	$4,966,256	$3,692,043	$1,274,213	35%
Others	$368,436	$225,775	$142,661	63%
Adjustments, Discounts	$(4,262,478)	$(4,271,601)	$9,123	0%
Net Sales	$33,333,883	$26,549,183	$6,784,700	26%

Cost of Sales

			Variance
	2021	2020	Amount	Percentage
Cost of Sales	$14,589,659	$11,321,764	$3,267,895	29%
Gross Profit	$18,744,224	$15,227,419	$3,516,805	23%

Total cost of sales increased by $3,267,895, or approximately 29%, from $11,321,764 in 2020 to $14,589,659 in 2021. In addition, gross margin declined by one percentile point from 57% in 2020 to 56% in 2021. The increase in cost of sales was primarily due to cost increases for inbound transit.

Operating Expenses

			Variance
	2021	2020	Amount	Percentage
Professional and Consulting Fees	$2,387,965	$1,626,748	$761,217	47%
Selling Expense	$1,004,624	$1,032,535	$(27,911)	-3%
Marketing and Advertising	$8,418,001	$5,549,013	$2,868,988	52%
General and Administrative	$5,754,884	$5,325,057	$429,827	8%
Depreciation and Amortization	$129,440	$137,877	$(8,437)	-6%
Operating Expenses	$17,694,914	$13,671,230	$4,023,684	29%

Total operating expenses increased by $4,023,684, or approximately 29%, from $13,671,230 in 2020 to $17,694,914 in 2021. This increase was primarily due to the effects of the following:

●	Increase in marketing and advertising expense of $2,868,988, or approximately 52%, from 2020 to 2021 was due to increased customer acquisition cost and testing brand awareness campaigns.

●	Increase in professional and consulting fees of $761,217, or approximately 47%, from 2020 to 2021 was due to investments in IT and website development.

●	Increase in general and administrative expense of $429,827, or approximately 8%, from 2020 to 2021 was due to increased personnel expense.

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Other Income (Expense)

			Variance
	2021	2020	Amount	Percentage
Other	$(78,833)	$56,443	$(135,276)	-240%
Interest Expense	$(90,725)	$(122,744)	$32,019	-26%
Interest Expense – Related Party	$(225,000)	$(225,616)	$616	0%
PPP Loan Forgiveness	$579,200	-	$579,200	100%
Other Income (Expense)	$184,642	$(291,917)	$476,559	-163%

Other income increased by $476,559, or approximately 163%, from an expense position of $291,917 in 2020 to income position of $184,642 in 2021. The increase was primarily due to the effects of the following:

●	One-time gain in 2021 due to forgiveness of the full amount of the SBA Paycheck Protection Program loan (the “PPP Loan”) outstanding in 2020, which contributed to $579,200 of the other income (expense) of our company.

●	Aggregated other one-time transactions such as loss from wire transfer fraud and gain from participation in an audit campaign resulted into approximately $91,000 expense and $15,000 other income.

●	Interest expense in relation to increased utilization of lines of credit in 2020 as compared to 2021.

●	Interest expense to related parties was in relation to an off-balance sheet collateral agreement between our company and a director of our company (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Off-Balance Sheet Arrangements”).

Income Tax Benefit

			Variance
	2021	2020	Amount	Percentage
Income tax benefit	$138,280	$3,844,448	$(3,706,168)	-96%

The significant decline in income tax benefit was due to the recognition of deferred tax assets in 2020 in the amount of $3,970,567 as a result of a change in valuation allowance due to realizability of net of loss carryforward. The federal tax rate of our company in 2021 was 21%, while the effective tax rate in 2021 was (11.19)%. We reconciled items pertaining to (i) state income taxes, (ii) permanent differences, (iii) change in net valuation allowance, and (iv) net operating loss adjustments.

The federal tax rate of our company in 2020 was 21%, while the effective tax rate in 2020 was (304.08)%. We reconciled items pertaining to (i) state income taxes, (ii) permanent differences, (iii) change in net valuation allowance, and (iv) net operating loss adjustments.

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Operating Segments

Although we disaggregate our sales between direct-to-consumers, wholesale, and others, we believe that we only have one operating segment, which is the sale of beddings and other similar products to customers in the United States.

Liquidity and Capital Resources

Our primary sources of liquidity are our current balances of cash and cash equivalents and borrowings available under the lines of credit. Our primary cash needs are (i) meeting debt service requirements, (ii) capital expenditures in connection with making information technology enhancements and improving our existing stores, and (iii) funding working capital requirements. The most significant components of our working capital are cash and cash equivalents, inventories, accounts payable and other current liabilities.

For the years ended December 31, 2021 and 2020, we had no material cash requirements nor any restrictions. Additionally, there was no existing commitments in relation to capital expenditures and debt covenants during such periods.

For the years ended December 31, 2021 and 2020, we reported cash and cash equivalents of $3,182,926 and $5,096,405, respectively.

	2021	2020

Cash flows provided by (used in):
Operating activities	$(1,525,066)	$2,513,334
Investing activities	$(384,432)	$(118,965)
Financing activities	$(3,981)	$516,981
Increase (decrease) in cash and cash equivalents	$(1,913,479)	$2,911,350

Operating Activities

Our cash flows from operating activities varied depending on the results of operations and changes in operating assets and liabilities.

For the year ended December 31, 2021, net cash used in operating activities amounted to $1,525,066, which was the net effect of the following: (i) a net income of $1,372,232, (ii) increase in accounts receivable of $518,557, (iii) increase in inventories of $4,936,272, (iv) increase in prepaid and other current assets of $1,081,894, (v) increase in accounts payable of $2,962,039, (vi) increase in accrued liabilities of $1,111,231, (vii) net increase in other assets and liabilities of $174,471, and (viii) non-cash adjustments, including gain on forgiveness of PPP Loan of $579,200, depreciation and amortization of $129,440, stock-based compensation of $93,386, and allowance for bad debts of $97,000.

For the year ended December 31, 2020, net cash provided by operating activities amounted to $2,513,334, which was the net effect of the following: (i) a net income of $5,108,720, (ii) decrease in accounts receivable of $322,041, (iii) decrease in inventories of $38,616, (iv) increase in prepaid and other current assets of $64,300, decrease in accounts payable of $454,651, (v) increase in accrued liabilities of $1,186,337, (vi) net decrease in other assets and liabilities of $35,512, (vii) and non-cash adjustments, including deferred tax benefit of $3,970,567, re-evaluation gain on right-of-use asset of $42,293, depreciation and amortization of $137,877, stock-based compensation of $33,167, and allowance for bad debts of $182,875.

Investing Activities

For the years ended December 31, 2021 and 2020, our investing activities pertained to acquisitions of equipment and software to improve the operational efficiency of our company, which amounted to cash payments in the aggregate of $384,432 and $118,965, respectively.

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Financing Activities

In January 2014, we entered into an agreement with First Republic Bank pursuant to which First Republic Bank agreed to provide us with a line of credit up to the amount of $3,750,000, which principal and interest amounts were due in full by January 15, 2022. On January 13, 2022, we extended our line of credit with First Republic Bank. The amount of the line of credit increased by $1,000,000, thereby increasing the amount of the line of credit to $4,750,000 and also extended the term through January 2023. The interest rate on the line of credit is 6% per annum. Monthly interest payments on the line of credit are due on the 15th day of each month. The line of credit is secured by a pledge of all cash and accounts receivable and is guaranteed by a director of our company. The interest incurred for the periods ended December 31, 2021 and 2020 amounts to $225,000 and $225,616, respectively.

In September 2021, we entered into an agreement with Flexport pursuant to which Flexport agreed to provide us with a line of credit up to an amount of $2,000,000. The interest rate on the line of credit is 2.5% of all outstanding eligible amounts per 90 days and a 0.15% monitoring fee earned, due and payable on the first day of each three-month period. The line of credit has no stated maturity and is renewed every 90 days upon consent of our company and Flexport. Under the terms of the agreement, in the event of non-payment, Flexport and its affiliates have the right to obtain constructive possession, including withholding delivery of any or all in-transit inventory. As of December 31, 2021, $652,716 had been borrowed under this agreement.

In January 1, 2012, we entered into an agreement with Dell Credit pursuant to which Dell Credit agreed to provide us with a line of credit up to an amount of $50,000. The interest rate on the line of credit is 11.99% per annum.

For the year ended December 31, 2021, our financing activities pertained to the net payment of our existing lines of credit, which amounted to $3,981.

For the year ended December 31, 2020, our financing activities pertained to the net effect of the proceeds of the PPP Loan and the net payment to our existing lines of credit, which amounted to $579,200 and $62,219, respectively.

Off-Balance Sheet Arrangements

For the years ended December 31, 2021 and 2020, we had an off-balance sheet arrangement with a director of our company to provide a guarantee and collateral for a line of credit issued to our company. Our company paid and continues to pay interest to such director as consideration for the provision of the collateral. The interest expense in relation to this off-balance sheet arrangement amounted to $225,000 and $225,616 in 2021 and 2020, respectively.

Seasonality

We experience moderate fluctuations in aggregate sales volume during the year. Historically, our net sales are generally lower during the first and second fiscal quarters and higher in the fourth fiscal quarter associated with the holiday shopping season. In 2021, our net sales in the first, second, third and fourth quarters represented 22%, 24%, 22% and 33%, respectively, of our total net sales for the year. Accordingly, any factors that harm our fourth quarter results of operations, including adverse weather or unfavorable economic conditions, could have a disproportionate material adverse effect on our business, financial condition and results of operations for the entire year.

In order to prepare for our peak shopping season, we must order and keep in stock significantly more merchandise than we would carry at other times of the year. Any unanticipated decrease in demand for our products during our peak shopping season could require us to sell excess inventory at a substantial markdown, which could reduce our net sales and gross profit. Additional unplanned decreases in demand for our products could produce further reductions to our net sales and gross profit.

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including changes in discretionary spending, the timing of any store opening and any sales generated by a new store, merchandise mix and investments in marketing. As a result, historical period-to-period comparisons of our net sales and results of operations are not necessarily indicative of future period-to-period results.

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Impact of Inflation

We believe that inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our business, financial condition and operating results if we are not able to fully offset higher costs through price increases or other corrective measures.

Controls and Procedures

In connection with the audits of our financial statements for the years ended December 31, 2021 and 2020, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to the absence of internal accounting personnel with the ability to properly account for complex transactions and a lack of separation of duties between accounting and other functions.

Ongoing Reporting Requirements

Regulation A+ provides that a filer can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same adoption period for new or revised accounting standards as public companies.

Upon the completion of this offering, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. As defined in the JOBS Act, an emerging growth company is defined as a company with less than $1 billion in revenue during its last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies.

For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we are required to publicly report under the Exchange Act as an “emerging growth company,” we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, though if the market value of our common stock that is held by non-affiliates exceeds $700 million, we would cease to be an “emerging growth company.”

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A+ for Tier 2 issuers. The ongoing reporting requirements under Regulation A+ are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

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OUR BUSINESS

Who We Are

Coyuchi offers sustainably-produced luxury home textile products. Our principal business activity is the design, development, import and sale of coastal-inspired organic bedding, sheets, towels, apparel and other home goods for the environmentally conscious home. Rooted in Point Reyes, California, we were founded in 1991 with the aim of creating organic cotton textiles free of pesticides and synthetic fertilizers used on conventional cotton farms. Our name “Coyuchi” is inspired by a Native American word that means “natural cotton.” For 30 years, we have explored organic farming and sustainable textiles. We want to continue to push the organic textile market forward, staying true to our origins along the way. We strive for the highest sustainability and social responsibility standards, through our circularity initiatives and recycled products and by supporting regenerative agriculture.

Our aim is to be among the leading luxury home textile brands in the market. We have achieved 26% growth in 2021 over 2020, reporting $33.3 million in net sales and $1.4 million in net income, representing 4.1% of net sales.

Our Organic Textile Products

Our product assortment consists of consciously designed bedding, bath, apparel and lifestyle products spread across about 1,400 stock keeping units, or SKUs. We believe that our products set us apart in the broad home textile market. 100% of our products are made of natural fibers and avoid petroleum-based fibers like polyester and are eligible for our 2nd Home Take Back® and 2nd Home renewed® programs. 99% of our assortment is made of organic cotton certified under the Global Organic Textile Standard (“GOTS”). GOTS is the world’s leading textile processing standard for organic fibers and ensures the organic status of textiles after the harvesting of the raw materials through environmentally and socially responsible manufacturing all the way to labelling, which is a major environmental and social benefit over conventional cotton production.

We have established in-house design and product development capabilities, including an independent design and development team. Our focused product assortment consists of four core categories:

●	Bedding. We provide a full suite of sustainable, innovative and high-quality bedding products, including sheets, duvet covers, blankets, throws, quilts, pillow cases and shams. As of December 31, 2021, our bedding category offered 1299 SKUs priced from $15 to $698. For the year ended December 31, 2021, our bedding products accounted for approximately $26.1 million, or 70%, of gross sales.

●	Bath. We offer a luxurious line of bath essentials, including towels, bath rugs and mats, shower curtains, hair and bath wraps, and eye masks, in numerous patterns and style collections. As of December 31, 2021, our bath category offered 240 SKUs priced from $4 to $268. For the year ended December 31, 2021, our bath products accounted for approximately $6.5 million, or 17%, of gross sales.

●	Apparel. We provide premium apparel products for men and women, including robes, room shoes, rompers, joggers, chemises, sweaters, cardigans, scarves, pants, nightgowns, pajamas, socks, tanks and t-shirts. As of December 31, 2021, our apparel category offered 348 SKUs priced from $13 to $198. For the year ended December 31, 2021, our apparel products accounted for approximately $3.4 million, or 9%, of gross sales.

●	Lifestyle. As of December 31, 2021, our lifestyle category offered 135 SKUs, from organic napkins to crossbody totes, priced from $15 to $148. For the year ended December 31, 2021, our lifestyle products accounted for approximately $1.3 million in gross annual sales, or 4%, of gross sales.

Recent Awards and Recognition

Our products have received awards and been recognized by independent industry organizations and the media, as follows:

●	Ryan Young Climate + Awards by Textile Exchange, November 2021

●	Good Housekeeping Bedding Awards: Crinkled Percale, May 2021

●	Good Housekeeping Sustainable Innovation Awards: 2nd Home Renewed, October 2021

●	Health Sleep Awards: Tahoe Blanket, August 2021

●	The Knot Registry Awards: 300-Thread Count Organic Percale Sheet Set, May 2021

●	GQ Home Awards: Air Weight Bath Sheet, May 2021

●	Women’s Health Healthy Sleep Awards: Body Pillow, June 2021

●	Treehugger Best Green Awards: 300 Thread Count Organic Sateen Minimalist Set, September 2021

●	House Beautiful Live Better Awards: Air Weight Towels, December 2021

Our products have also been featured in numerous home and design magazines such as Good Housekeeping, Architectural Digest, GQ, House Beautiful, Condé Nast Traveler, Dwell and Country Living.

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Our Mission and Vision

Our mission is to bring beauty and comfort to every home without sacrificing the health of our planet. We want everything that bears the Coyuchi label to be produced and processed to the strictest standards in safe and humane conditions – from the farm, to the factory, to our customers’ homes. We have four guiding pillars that we follow: organically grown, designed with intent, committed to people and inspired by the coast.

Our Digitally-Led Omnichannel Business Model

To carry out our mission, we have developed a digitally-led, omnichannel strategy that puts the customer at the center and unifies our e-commerce and limited store businesses. Sales from our direct-to-consumer digital e-commerce platform (www.coyuchi.com) represented 80.2% of our gross sales for the year ended December 31, 2021, followed by our wholesale channels and our retail store located in Point Reyes, California, which represented 13.2% and 4.7% of gross sales for the year ended December 31, 2021, respectively. Our three primary sales channels are described below:

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E-Commerce Platform. Our mobile and desktop-friendly e-commerce platform connects commerce and content by offering our customers access to our full product assortment, as well as providing an aesthetically rich shopping experience with styling inspiration, editorial stories and educational blogs. Our e-commerce business delivered over 80% of our gross sales in 2021 and played a central role in increasing our customer base by more than 100% since 2019. We monitor and analyze site metrics and customer behavior data to provide a desirable shopping experience for our customers. All purchasing customers are surveyed post-purchase and we achieved a net promoter score (a common metric used to measure the loyalty of customers to a company) of 68 for 2020 and 2021, which is considered excellent.

In 2021, we deployed additional features to our website to increase the conversion rate and lower the rate of abandoned carts, including automatic, real-time package tracking, dynamic product recommendations and the ability to search on the website and automated backorder functionality to inform our customers of changes to their backorder dates.

●	Wholesale Online and Retail Partnerships. Wholesale online and retail channels help introduce our brand to new customers and test new markets and, through physical retailer partnerships, allow our customers to touch and feel our fabrics. Our wholesale business includes more than 200 independent luxury department store chains, clothing, home and décor retailers and online stores that carry our products and over 500 trade accounts with steady business. Our products are available through large online retailers including our top selling wholesale online customers Nordstrom, Anthropologie and Wayfair. Our wholesale retail partnerships include smaller physical retailers such as Resthouse Sleep Solutions, Fig Linens and Home, Holy Lamb Organics and Earthsake. No single wholesale customer has accounted for more than 10% of our company’s net sales during 2021 or 2020. During 2021 and 2020, three customers accounted for 52.25% and 47.24% of the purchase of goods of our wholesale business, respectively.

●	Retail Store Presence. In addition to our e-commerce and wholesale channels, we currently operate a retail store in Point Reyes, California. Our current store is 3,700 selling square feet. We believe that our store is an ideal representation of the brand’s aesthetics and beautifully showcases our products, climate impact and circular initiative, all under one roof, providing the customer with an immersive experience. We believe this store format is adaptable to other locations. With average daily sales of $4,599 and an average customer transaction value of $266 for the year ended December 31, 2021, our Point Reyes store generated $1.7 million in gross sales and was profitable.

Our Competitive Strengths

We believe that we differentiate ourselves from our competition and have been able to grow our business as a result of the following key competitive strengths:

●	Growing Organic Bedding Market and Barriers to Entry in Certified Organic. The overall U.S. market for home textiles is currently at $25 billion with an expected annual growth rate of 5% to reach $30 billion by the end of 2025, according to Statista. More specifically, the global market for organic bedding, which was estimated at $814.3 million in the year 2020, is projected to reach $1.1 billion by 2027, growing at a compound annual growth rate of 4.9% over the period 2020 to 2027, according to Research and Markets, an independent market research firm. In the United States alone, the organic bedding market was estimated at $240.1 million in the year 2020. Grand View Research, an independent market analysis firm, reported in 2020 that shifting consumer preference towards high-end lifestyle products is a key factor driving the growth of the organic bedding market. Additionally, rising prominence towards products manufactured with sustainability and longer durability has been gaining significant acceptance among consumers, which in turn is expected to propel the growth of the market. We believe that our product assortment, which is produced from 100% organic cotton with GOTS certification, provides us with a barrier to entry from the overall market for home textiles.

●	In-House Design and Product Development Capabilities. We differentiate ourselves from competitors by offering thoughtfully designed and curated, nature-inspired luxury sustainable home textile products owing to our in-house design and product development capabilities. Coyuchi’s design team creates new fabrics exclusively for our collections, differentiated by our use of color, prints and dyes.

●	Loyal Customer Base, Passionate about Sustainable Living. We believe our core customer is price inelastic. We consider our customers to be loyal and, importantly, passionate about sustainable living and making environmentally-responsible choices. According to our monthly KPI reports, we had 156,000 customers in the year ended 2020 and 211,000 customers in the year ended 2021. Our returning customer rate is 35% over 24 months, which is above the 25% to 30% industry standard.

●	Our Commitment to Sustainability and Community Initiatives. Our circular initiatives, 2nd Home Take Back and 2nd Home Renewed, are important initiatives that differentiate in the organic and sustainable home textile market. We are also differentiated by meaningful community initiatives that give us a strong competitive edge in the market. We further differentiate ourselves with our work towards cleaner chemistry that has led us to use an innovative new fabric finish, BioSoft. BioSoft is a biological-based softener while most fabric softeners are made using petroleum-based chemistry. We also use Climate Beneficial Wool in the home industry where the wool in our bedding and blankets comes from ranches in Sonoma County, California that practice carbon farming to sequester carbon in the soil.

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Our Growth Strategy

We believe that we can continue to grow our business relying on our competitive strengths, which include our differentiated position as a seller of certified organic and sustainably-produced luxury home textile products, experienced in-house design and product development capabilities and loyal customer base that is passionate about sustainable living. We believe that our future growth will come from a combination of:

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expanding our marketing channels, including through business-to-business (B2B) strategic partnerships and licensing agreements with wholesalers and online marketplaces, as well as establishing customer loyalty programs and influencer/ambassador programs;

●	making investments to upgrade our information technology infrastructure, operations and fulfillment systems to enhance the customer experience;

●	explore the potential for opening a small and selective retail presence with the purpose of brand building and omni-channel synergies; and

●	product category expansion, offering new categories of sustainably sourced home-goods.

Sustainable Production and Sourcing

In 2021, we sourced our finished products, and organic cotton and other raw materials, from 15 factories located in India, Turkey, Germany, Portugal and Sri Lanka, with products sourced from India representing 50% of our merchandise. Our product team aims to secure high product operating margins without sacrificing quality.

Sustainable Initiatives

In support of our commitment to sourcing sustainable organic products, we have adopted the following sustainability initiatives:

●	100% Organic Cotton, Never Synthetic. We work only with GOTS-certified manufacturers. GOTS begins with organic farming, which we believe is a major environmental and social benefit over conventional cotton production. Traceability that starts at the farm (and continues throughout every stage of production) is stipulated by GOTS. Beyond the chemical restrictions, GOTS requires environmental management plans and wastewater treatment at all wet processing units. It has limit values for residues from unintentional contamination and social compliance criteria corresponding to the International Labor Organization (ILO).

We choose GOTS because, from seed to store, it aims to scrutinize every input at every stage, concerned not only with the health of the end product, but taking into account the environmental impact of every facility, and the health, safety and wellbeing of its handlers throughout the supply chain. GOTS seeks to provide traceability and accountability to consumers.

Acquiring GOTS certification requires a series of audits by third-party auditors. In addition to sourcing only from GOTS-certified manufacturers, we hold our own GOTS certification as a brand. 827969 is our unique ID issued by the GOTS union.

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●	Our Circular Initiatives. According to figures from the nonprofit Council for Textile Recycling, the United States generates approximately 25 billion pounds of post-consumer textile waste each year. Our circular approach has created a renewal and recycling program that turns used linens into refurbished products.

The Coyuchi 2nd Home Take Back™ program intends to recycle and renew old Coyuchi linens. 83% of the product Coyuchi receives back from customers through its 2nd Home Take Back program can be mended, cleaned and resold. The remaining 17% can be recycled and used by us to make our recycled product line.

To date, our circular initiatives have resulted in 43,854 pounds of fabric taken back and diverted from landfills through our 2nd Home Take Back program, and more than 6,000 pounds of the product have been renewed and resold through Coyuchi’s 2nd Home renewal program.

Supporting our Manufacturers

Manufacturing partners are a central part of our business. We have established direct relationships with all our manufacturers globally and focus on maintaining longstanding and stable relationships with our manufacturers. We are committed to empowering our manufacturers by working to ensure that they are paid fair value for their products. We have implemented the following initiatives to support our manufacturers and the livelihoods of the people who create our products:

●	Going Beyond Organic. Coyuchi has historically focused on working exclusively with organic growers across the globe. We believe that the use of organic versus conventional cotton equates to a positive environmental impact including reductions in water usage, chemical runoff, soil erosion and degradation, energy usage and greenhouse gas emissions. We may expand our focus beyond organic to working with non-profit companies that are researching the environmental benefits of regenerative agriculture for growing cotton fiber. We intend to donate funds to White Buffalo Land Trust, a developer of regenerative agriculture systems.

●	How We Support Farm Communities. Our commitment to using only natural, sustainably grown, organic fibers has led to relationships with smallholder farming communities such as Chetna Organic, based in India. We have been purchasing cotton from Chetna Organic for more than ten years. Chetna is a women-led and managed team overseen by a governing council. Our purchases from Chetna benefit farming families.

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Giving Back. Giving back to the community is an integral part of our mission and vision. We are a brand that is committed to our environment, customers, manufacturers and employees.

For the last four years, we have supported 1% for the Planet. We have been working with Fair Trade USA since 2013. Along with choosing Fair Trade suppliers, we also pay an additional cost for every Fair Trade Certified™ product made (the Fair Trade premium), which is calculated based on annual sales of the certified products. The premium is paid by us to the Fair Trade certified supplier which deposits the amount into a worker-managed community development fund. The Fair Trade premium is incorporated into our cost of goods sold.

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Social Media, Customer Engagement and Acquisition

We seek to leverage our competitive strengths to create engaging content that educates our customers on topics that are important to them. This content is in the form of blogs, emails, videos, social posts, partnerships and DIY’s, and revolves around a variety of topics such as:

●	Design: topics covering aesthetics of the home;

●	Impact: stories on organic, regenerative agriculture, certifications, water-saving initiatives, recycling and zero waste; and

●	Life: DIY and self-care covering topics about getting a good night’s rest, plant dyeing, making your own mask, self-care and general lifestyle tips.

To date, we design and develop all creative assets internally under the creative direction of our marketing and creative team and leverage an outside marketing agency only for the production of video content. We intend to maintain this strategy going forward. Our sustainable nature-inspired brand voice and high-quality products and engaging content helps us to connect with our customers. We have a growing presence on social media with more than 100,000 followers across platforms (Instagram, Facebook and Pinterest) as of December 2021. We intend to continue to focus on expanding our social media communities, while also further integrating e-commerce opportunities within this outreach. Our digital ecosystem also provides quantitative and qualitative customer data that we use to inform aspects of our operations, from product development to merchandising and marketing.

In the year 2021, our customer base of 211,106 individuals grew by 35% year-over-year with an increase of 23% in returning customers, based on our internal records.

As a part of our growth strategy, we intend to drive brand awareness by expanding our prospecting capabilities through our store in Point Reyes, online marketplaces, wholesale channels, public relations, special events, social media, brand partnerships and influencers. Our digital marketing strategy is focused on creating high-quality content that will appeal to our audience. Currently, the majority of our budget is spent on performance-based marketing across websites Facebook, Instagram, Google and Pinterest. Going forward, we intend to leverage our video content creation capabilities and leverage other channels such as television, podcasts and radio to reach a broader audience. Referral and word-of-mouth have also contributed to our exposure and we intend to continue to prioritize programs to expand on brand awareness.

Logistics and Distribution

Our distribution system supports our direct-to-consumer and wholesale operations. We are currently using a 3PL (third-party logistics) provider based in Nevada. Our shipments from Asia and Europe arrive at a West Coast port and go to the 3PL directly. We are currently partnering with two global freight forwarders to meet our requirements. In 2021, we achieved a customer satisfaction rate of 90.3%.

Operational efficiency is an area of continued focus for us. We seek to achieve accuracy in inventory count and avoid customer disappointment via a cycle count program. With regular cycle counts in place, we aim to eliminate the need for an annual wall-to-wall inventory count. Our third-party warehouse is working towards implementing a NetSuite (enterprise resource planning) system that will help us manage the inventory inflow and outflow while also interfacing with our sales channels and accounting interfaces.

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Inventory Management and COVID Impact

Home categories fared well during the COVID-19 pandemic. While in-store wholesale volumes declined, we applied focus on our e-commerce channel, resulting in an online sales increase. We also benefited from a 19% decrease in our customer acquisition cost (“CAC”), which continued until the first quarter of 2021.

In 2021, the U.S. supply chain challenges shifted to inbound transit. Against our target of 90% in-store rate of core merchandise, we maintained an 86% average in-stock rate in 2020 and 80% in 2021. To mitigate the risks of an inventory shortage adversely affecting our in-store position, we are currently holding extra safety stock on-hand and our inventory turnover has increased from 1.7 in 2018 and 4.7 in 2020 to 5.14 in 2021. At the end of January 2022, we maintained an approximately 96% in-stock rate, which is above our target in-stock rate.

We believe our risk of inventory obsolescence is low because we offer quality, durable merchandise. Our Point Reyes store receives merchandise shipments from our third-party warehouse, generally on a bi-weekly basis.

Protection of Intellectual Property

We regard our creative designs and software as proprietary and rely primarily on a combination of trademark and trade secret laws of general applicability, employee confidentiality and invention assignment agreements, third-party non-disclosure agreements and other intellectual property protection methods to safeguard our creative designs and software system. We have not applied for patents on any of our designs or intellectual property. We also rely upon our efforts to enhance our intellectual property, particularly with respect to our creative designs, to maintain a competitive position in the marketplace. We maintain a common law mark in our corporate name and brand “Coyuchi.”

Government Regulation

We are subject to various federal, state, local and foreign laws and regulations applicable to our business. Certain key laws and regulations are highlighted below.

The Federal Trade Commission (the “FTC”) regulates our textile products under the Textile Fiber Products Identification Act and the Textile Fiber Rule. These textile laws have specific standards for identifying, labeling and advertising, including requirements for cotton fiber. Both the FTC and private consumer advocates have brought civil action against manufacturers for violating textile laws. The FTC has also promulgated guidance concerning the advertising of “environmentally friendly” products – and the FTC and consumer advocates have also brought suit against companies accused of “greenwashing” in their advertisements and promotions. Coyuchi adheres to the regulations promulgated under the Textile Fiber Products Identification Act and the Textile Fiber Rule and has not been named as a party in any civil action against manufacturers for violating textile laws or in any civil action relating to claims of “greenwashing” in advertisements and promotions. All Coyuchi products containing cotton are labelled in accordance with these regulations.

The USDA enforces federal standards for organic cotton production and the FTC governs the use of the term “organic” on organic textile product labelling. These laws prohibit a company from selling or labelling products as organic unless they are produced and handled in accordance with the applicable federal law.

Moreover, as a direct-to-consumer retailer, we are subject to additional laws and regulations that apply to retailers generally and govern the marketing and sale of our products and the operation of both our retail showrooms and our e-commerce activities. Advertising and marketing of our products in the United States, for example, are subject to regulation by the FTC under the Federal Trade Commission Act (the “FTC Act”). Among other things, the FTC Act prohibits unfair methods of competition and unfair false or deceptive acts or practices in or affecting commerce. The FTC Act also makes it illegal to disseminate or cause to be disseminated any false advertisement. We are subject to similar laws and regulations in the various jurisdictions in which we sell our products. Many of the statutory and regulatory requirements which impact our retail and e-commerce operations are consumer-focused and pertain to activities such as the advertising and selling of credit-based promotional offers, truth-in-advertising, privacy, “do not call/mail” requirements, warranty disclosure, delivery timing requirements, accessibility and similar requirements. In addition, the applicability of existing laws to practices conducted over the internet – in particular laws relating to intellectual property ownership and infringement – is uncertain and evolving. Regulators are also imposing new rules regarding products offered over the internet, including rules regarding taxation and product quality. Many governmental authorities in the markets in which we operate are also considering alternative legislative and regulatory proposals that would impose regulations on internet advertising. We cannot predict whether new laws, rules, regulations or taxes will apply to our business and whether and how we will be affected.

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In addition, the FTC regulates the use of endorsements and testimonials in advertising as well as relationships between advertisers and social media influencers pursuant to principles described in the FTC’s Guides Concerning the Use of Endorsements and Testimonials in Advertising, or the Endorsement Guides. The Endorsement Guides provide that an endorsement must reflect the honest opinion of the endorser and cannot be used to make a claim about a product that the product’s marketer could not itself legally make. They also say that if there is a connection between an endorser and the marketer that consumers would not expect and it would affect how consumers evaluate the endorsement, that connection should be disclosed. Another principle in the Endorsement Guides applies to ads that feature endorsements from people who achieved exceptional, or even above average, results from using a product. If the advertiser does not have proof that the endorser’s experience represents what people will generally achieve using the product as described in the ad, then an ad featuring that endorser must make clear to the audience what results they can generally expect to achieve and the advertiser must have a reasonable basis for its representations regarding those generally expected results. To the extent we may rely on endorsements or testimonials, we will review any relevant relationships for compliance with the Endorsement Guides and we will otherwise endeavor to follow the FTC Act and other legal standards applicable to our advertising. However, if our advertising claims or claims made by our social media influencers or by other endorsers with whom we have a material connection do not comply with the Endorsement Guides or any requirement of the FTC Act or similar state requirements, the FTC and state consumer protection authorities could subject us to investigations and enforcement actions, impose penalties, require us to pay monetary consumer redress, require us to revise our marketing materials and require us to accept burdensome injunctions, all of which could harm our business, reputation, financial condition and results of operations.

We process, use and store data we collect from and about consumers to operate our business and market our products. We may also share consumer information with third-party vendors and service providers in order to facilitate the provision of our products and services. In addition, subject to applicable data privacy and consumer protection laws, we may also share consumer information with certain third parties for marketing purposes. These and related practices — which involve the use of consumer data — are subject to data protection laws, consumer protection laws, and laws regarding unfair and deceptive practice in the jurisdictions in which we conduct business. In addition, we are required to comply with the Payment Card Industry Data Security Standards, or PCI DSS, because we collect credit card information. Increased regulation of data protection, privacy and security may restrict our activities and make it more difficult to reach consumers.

California labor law is more pro-employee than the laws of other states, and the damages and penalties an employee can recover are higher under California labor law than under federal labor law. California has numerous laws and regulations relating to the relationship between an employer and its employees, including wage and hour laws, laws relating to anti-discrimination, and laws mandating expanded training to employees to prevent sexual harassment. In 2004, California passed a law requiring employers with 50 or more employees to provide two hours of sexual-harassment-prevention training to supervisors every two years. A recently passed law requires that by January 1, 2020, employers with five or more employees provide at least two hours of sexual-harassment-prevention training to supervisory employees and one hour of training to nonsupervisory employees. The law also requires that, beginning January 1, 2020, seasonal, temporary and other employees hired to work for less than six months need to be trained within the earlier of 30 calendar days of hire or within 100 hours worked. We implemented our sexual harassment prevention program in 2020.

Seasonality

We experience moderate fluctuations in aggregate sales volume during the year. Historically, our net sales are generally lower during the first and second fiscal quarters and higher in the fourth fiscal quarter associated with the holiday shopping season. In 2021, our net sales in the first, second, third and fourth quarters represented 22%, 24%, 22% and 33%, respectively, of our total net sales for the year. Accordingly, any factors that harm our fourth quarter results of operations, including adverse weather or unfavorable economic conditions, could have a disproportionate material adverse effect on our business, financial condition and results of operations for the entire year.

In order to prepare for our peak shopping season, we must order and keep in stock significantly more merchandise than we would carry at other times of the year. Any unanticipated decrease in demand for our products during our peak shopping season could require us to sell excess inventory at a substantial markdown, which could reduce our net sales and gross profit. Additional unplanned decreases in demand for our products could produce further reductions to our net sales and gross profit.

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including changes in discretionary spending, the timing of any store opening and any sales generated by a new store, merchandise mix and investments in marketing. As a result, historical period-to-period comparisons of our net sales and results of operations are not necessarily indicative of future period-to-period results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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Human Resources

We had 39 full-time employees as of July 19, 2022, of whom 5 were in design and product development, 29 in sales, marketing and customer service, and 7 in general, administrative and executive management. We believe that we have been successful in attracting experienced and capable employees. The average tenure of employees in our company is two years, nine months. There is a continuing demand for qualified sales and marketing, and IT personnel, and we believe that our future growth and success will depend upon our ability to recruit, train and retain such employees. To facilitate attraction and retention, we strive to make Coyuchi a diverse, inclusive and safe workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation and benefits programs. Approximately 80% of our employees are women, including our two senior executive officers.

None of our employees is covered by a collective bargaining agreement and management of our company considers relations with employees to be good.

All of our employees have entered into agreements with our company requiring them not to disclose our proprietary information and assigning to us all rights to inventions made during their employment.

Facilities

We lease approximately 5,791 square feet of office space at our principal executive office located in San Francisco to house our administrative and marketing operations and approximately 3,700 selling square feet of retail space at our store located in Point Reyes, California. We currently pay $18,000 and $3,000 (with an escalating schedule) per month in rent at our San Francisco and Point Reyes facilities and their leases expire on December 31, 2023, with an option to renew the lease for an additional term of four years, and March 31, 2024, with an option to renew the lease for an additional term of two years, respectively. We believe our present office space is adequate for our current operations and for near-term planned expansion. We expect total rent expense to be approximately $285,005 under our office and retail leases for 2022.

Legal Proceedings

From time to time, we may be a party to legal proceedings or subject to claims arising in the ordinary course of business. Currently, we are not a party to any material pending or threatened legal proceedings.

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MANAGEMENT

Set forth below is information regarding our executive officers, key employees and board members as of the date of this offering circular.

Name	Age	Position
Eileen Mockus	54	President, Chief Executive Officer and Director
Sejal Solanki	42	Chief Marketing Officer
Marcus Chung	46	Chief Operating Officer
Farid Naghipour	38	Controller
Whitney Thornburg	46	Design Director
Margot Lyons	38	Director of Sustainability + Sourcing
Ranjeet Bhatia	51	Director
Silvia Mazzucchelli	50	Director
Jessica E. Smith	46	Director
Amber Tarshis	46	Director

The principal occupations for the past five years of each of our executive officers, key employees and board members are as follows:

Executive Officers

Eileen Mockus has been our President and Chief Executive Officer since August 2013, and was elected to our Board of Directors in August 2013. As veteran of the industry, Ms. Mockus got her start in textile development with previous positions at retailers Pottery Barn Teen (2000 to 2010), Patagonia (1989 to 1991), and The North Face (1993 to 1996), but was driven to move in a more sustainably-focused direction by her own commitment to the planet. Ms. Mockus demonstrates industry leadership beyond Coyuchi by representing our brand on the Fiber Council for the Organic Trade Organization and as a member of the Board for Accelerating Circularity, a collaborative industry project formed to establish systems for reducing textile waste. She is also the board chair of the Chetna Coalition, an ethical textile and fashion value chain community that works to organize and align the demand of buyers and manufacturers to support the growth and development of Chetna’s organic farming community. Ms. Mockus earned a B.S. degree in textiles and clothing from the University of California, Davis, and an MSBA from San Francisco State University.

Ms. Mockus’ more than 25 years of experience in retail, day-to-day operational leadership of our company and in-depth knowledge of our company’s products make her well qualified as a member of our board.

Sejal Solanki joined our company in May 2018 initially as our Vice President of E-commerce and currently serves as our Chief Marketing Officer. She previously worked at Charlotte Russe from 2012 to May 2018. Ms. Solanki oversees our e-commerce and marketing operations, with an emphasis on digital marketing, site experience, brand marketing and e-commerce strategy.

Marcus Chung joined our company in May 2022 as our Chief Operating Officer, overseeing supply chain, sourcing strategy, sustainability and IT. He previously worked at Third Love from 2019 to 2022, Stitch Fix from 2016 to 2019 and The Children’s Place from 2012 to 2016. Mr. Chung served as a Trustee for Wesleyan University and served two terms on the board of directors for Net Impact, a non-profit organization whose mission is to mobilize a new generation to use their careers to drive transformational change in their workplaces and the world. Mr. Chung holds a B.A. from Wesleyan University and an MBA from UC Berkeley’s Haas School of Business.

Key Employees

Farid Naghipour joined our company in 2022 as our Controller. He previously held various controller, consulting and management positions in the advertising, marketing and e-commerce industries in the United States and Canada. At Coyuchi, Mr. Naghipour has spearheaded the company’s innovative solutions for process optimization and automation. He practices transformational leadership and believes in building cross-functional business partnerships to promote teamwork and collaboration to meet organizational objectives. Mr. Naghipour holds a business degree with a concentration in accounting from Ryerson University and maintains an active CPA designation.

Whitney Thornburg joined our company in 2019. She previously held a teaching position at California College of the Arts in Fashion Design from 2011-2019 and led design for Isda & Co, a San Francisco clothing label known for beautiful textiles and timeless designs, from 2001-2010 and 2013-2014. During her time at California College of the Arts, Ms. Thornburg developed and taught fashion design curriculum in sustainable practices and creating circular systems to examine the life-cycle of product. Ms. Thornburg studied Fashion Design at Iowa State University.

Margot Lyons joined our company in 2014 as our Director of Sustainability and Sourcing, where she works with our strategic partners to ensure all our company’s product sustainability standards are met. Her work has directly contributed to our company’s goal of reaching full circularity, which we achieved in 2021 with the release of the full circle recycled cotton blanket and throw. Ms. Lyons received a Master of Science degree in textiles and clothing from the University of California, Davis, where she co-founded Aggie Reuse Store, an on-campus resource for creative reuse and upcycling.

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Board Members

Ranjeet Bhatia has been a member of our Board of Directors since 2009. He is the co-founder and managing director of Saffron Hill Ventures 2 Limited Partnership, a London-based venture capital firm with a focus on cleantech and other cutting-edge sectors, since May 2000. He currently serves on the Board of Directors of Agilyx, a pioneer in advanced recycling of post-use plastics, and Optasia Medical, a manufacturer of computer-assisted detection software for medical imaging. Mr. Bhatia earned a B.A. degree in environmental science from Occidental College, an MBA from UCLA’s Anderson School of Business and an M.A. degree in International Relations and Economics from Johns Hopkins University’s School of Advanced International Studies.

Mr. Bhatia brings extensive knowledge of the cleantech sector and the broad range of “green” companies in the industry, as well as a deep background in early-stage and growth companies, emerging markets, mergers and acquisitions, and capital market activities, making him well qualified as a member of our board.

Silvia Mazzucchelli joined our Board of Directors as its Chairwoman in April 2022. Ms. Mazzucchelli is currently a senior adviser at Boston Consulting Group, Inc., a global management consulting firm, since January 2021, a director of Carbon38, a venture capital-backed company in the performance apparel space, since April 2019, and a director of SleepMe, a KKR portfolio company in the sleep-tech space since April 2022. She previously served as Chairwoman of the board of directors of Sequential Brands Group, Inc., a brand management company with a portfolio of lifestyle brands, from August 2020 to March 2022; as a director of The Collected Group, a KKR portfolio company from October 2018 to November 2021, and its interim Chief Executive Officer during 2021; and as a director of PAS Group Ltd., a leading Australian fashion company operating in wholesale, direct-to-consumer and licensing, from November 2017 to October 2020. Ms. Mazzucchelli’s contributions in strategy development, consumer brands, and digital transformations leverage 25+ years track-record as a consumer and retail business leader and advisor. Most recently, Ms. Mazzucchelli served as interim CEO of the Collected Group, owner of luxury brands Joie, Equipment and Current Elliott during 2021, Chief Executive Officer for ModCloth, a Walmart e-commerce portfolio company, from April 2019 to June 2020, and Chief Merchandising and Marketing Officer at American Apparel from January 2016 to April 2019. Prior to that, Ms. Mazzucchelli held a variety of senior executive roles at Gildan Activewear, Toms Shoes, Guess? Inc. and began her career at the Boston Consulting Group. Ms. Mazzucchelli graduated with an MBA from the Anderson School of Management, UCLA and holds a BSBA degree from Bocconi University in Italy and an International Business Diploma from Stockholm School of Economics.

Ms. Mazzucchelli brings extensive brand management expertise to our company and a deep background in the fashion and retail industry. She also brings working experience in corporate controls and governance as a director of other public companies.

Jessica E. Smith has been a member of our Board of Directors since October 2013. Ms. Smith is an advocate for organic and sustainably-grown home products for their value, beauty and responsibility to the environment and the artisans who created them. Ms. Smith is a graduate of Swarthmore College, studied painting at the Minneapolis College of Art and Design, the Chautauqua Institution, The Art Students League and The New York Studio School, where she later served as Program Director. Ms. Smith co-founded Artemis IV LLC, The Fund for Sustainable Agriculture and the Jessica E. Smith and Kevin R. Brine Charitable Fund. Ms. Smith currently serves on the board of the Brooklyn Academy of Music (BAM).

Ms. Smith is well qualified to serve as a director of our company due to her decades of experience in working with environmentally friendly organizations and the arts.

Amber Tarshis has been a member of our Board of Directors since April 2022. Ms. Tarshis is an accomplished retail and entertainment marketing executive and the Chief Marketing Officer at Jellysmack, a global creator company. She joined Jellysmack in November 2020 to oversee brand strategy, public relations, experiential marketing, media planning, product & content marketing, and corporate social media. Prior to Jellysmack, Ms. Tarshis led marketing at movie ticketing tech startup Atom Tickets where she drove brand awareness and customer acquisition through digital marketing campaigns and strategic partnerships with all the major film studios and leading brands like Amazon, T-Mobile, and JP Morgan Chase. Earlier in her career, she worked on the launch of the Discovery Communications and Hasbro TV Network. She also led brand initiatives at Warner Bros. working globally on film franchises including Harry Potter. In addition to the entertainment industry, Ms. Tarshis has also brought her expertise from direct-to-consumer retail where she was previously SVP of Marketing for global fashion brands Victoria’s Secret, head of Marketing for Puma North America, CMO at Guess? Inc. and Pacific Sunwear. Ms. Tarshis holds a B.A. degree from the University of Pennsylvania and is a member of the Television Academy of Arts & Sciences.

Ms. Tarshis is well qualified to serve as a director of our company due to her extensive management experience leading the marketing operations of numerous major brands.

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Involvement in Certain Legal Proceedings

During the past ten years, we are not aware of any events that have occurred that are material to an evaluation of the ability or integrity of any executive officer, key employee or director of our company, other than as follows. Ms. Mazzucchelli was appointed to be a member of the board of directors of Sequential Brands Group, Inc. in August 2020 by the company’s secured creditors to support the company through a restructuring process that resulted in a voluntary Chapter 11 proceeding in August 2021. Similarly, Ms. Mazzucchelli was appointed to be a member of the board of directors in 2018 and interim chief executive officer in 2021 of The Collected Group by the company’s majority shareholders and secured creditors to guide the company through a restructuring process via a prepackaged Chapter 11 bankruptcy plan of reorganization in April 2021.

Board of Directors and Corporate Governance

Our board of directors is currently comprised of five directors. All directors will hold office until the next annual meeting of our stockholders following their election, and until their successors have been elected and qualified. Executive officers serve at the discretion of our board of directors. There are no family relationships among any of our executive officers, key employees or directors.

When considering whether directors have the experience, qualifications, attributes and skills to enable the board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on the information discussed in each of the directors’ individual biographies as set forth above.

The board of directors periodically reviews relationships that directors have with our company to determine whether the directors are independent. Directors are considered “independent” as long as (i) they do not accept any consulting, advisory or other compensatory fee (other than director fees) from us, (ii) are not an affiliated person of our company (e.g., an officer or a greater than 10% stockholder) and (iii) are independent within the meaning of applicable United States laws, regulations and The Nasdaq Capital Market listing rules. In this latter regard, the board of directors uses the Nasdaq Marketplace Rules (specifically, Section 5605(a)(2) of such rules) as a benchmark for determining which, if any, of our directors are independent, solely in order to comply with applicable SEC disclosure rules.

The board of directors has determined that Silvia Mazzucchelli, Jessica E. Smith and Amber Tarshis are independent within the meaning of the Nasdaq Marketplace Rule cited above. In the case of Ms. Mockus and Mr. Bhatia, their position as an executive officer of our company and the beneficial owner of more than 10% of our outstanding common stock, respectively, preclude them from being considered independent within the meaning of The Nasdaq Capital Market listing rules.

Pursuant to the terms of an Amended and Restated Voting Agreement among our company and certain of our security holders, we expect to have six directors. Pursuant to the terms of our Articles of Incorporation, holders of our common stock and Series A1, Series B, Series B1 and Series C Preferred Stock, voting together as one class, are entitled to elect four individuals designated by a majority of them to be members of our board of directors and holders of our Series A Preferred Stock are entitled to elect two members designated by them to be members of our board of directors. Pursuant to the terms of the Amended and Restated Voting Agreement, certain of our security holders have agreed to vote for the board designees as indicated in the Articles of Incorporation, including one designee to be our CEO and two designees to be independent from the company and the investors.

Board Committees

Our board of directors intends to establish an audit committee, compensation committee, and nomination and corporate governance committee if and when it determines to list its shares of common stock for trading on a public market. The audit committee, compensation committee, and nomination and corporate governance committee would each comply with the listing requirements of the Nasdaq Marketplace Rules. At least one member of the audit committee would be an “audit committee financial expert,” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K, and each member would be “independent” as that term is defined in Rule 5605(a) of the Nasdaq Marketplace Rules.

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Code of Ethics

We have adopted a written code of ethics that applies to all of our directors, officers and employees in accordance with the rules of The Nasdaq Capital Market and the SEC. Following the closing of this offering, we will post a copy of our code of ethics, and intend to post amendments to this code, or any waivers of its requirements, on our company website.

Conflicts of Interest

We comply with applicable state law with respect to transactions (including business opportunities) involving potential conflicts. Applicable state corporate law requires that all transactions involving our company and any director or executive officer (or other entities with which they are affiliated) are subject to full disclosure and approval of the majority of the disinterested independent members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the board of directors. Upon the closing of this offering, we will have four independent directors serving on our board of directors.

Indemnification of Directors and Executive Officers

The California Corporations Code (the “California Code”) provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities. Below is a summary of the circumstances in which such indemnification is provided.

Section 317 of the California Code, authorizes a corporation to indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that such person is or was an agent of the corporation, as the term “agent” is defined in section 317(a) of the California Code, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. A corporation is further authorized to indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders.

Section 204 of the California Code provides that a corporation’s articles of incorporation may not limit the liability of directors (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of a serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders, (vi) under Section 310 of the California Code (concerning transactions between corporations and directors or corporations having interrelated directors) or (vii) under Section 316 of the California Code (concerning directors’ liability for distributions, loans, and guarantees). Section 204 further provides that a corporation’s articles of incorporation may not limit the liability of directors for any act or omission occurring prior to the date when the provision became effective or any act or omission as an officer, notwithstanding that the officer is also a director or that his or her actions, if negligent or improper, have been ratified by the directors. Further, Section 317 has no effect on claims arising under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to a corporation’s shareholders for any violation of a director’s fiduciary duty to the corporation or its shareholders.

Our Articles of Incorporation provide for the elimination of liability for directors to the fullest extent permissible under California law and authorize us to provide indemnification to directors, officers, employees or other agents through bylaw provisions, agreements with agents, stockholder resolutions or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Code. Our Articles of Incorporation also provide that any repeal or modification of the indemnification provisions of the Articles of Incorporation by our shareholders will have no adverse effect on any rights or protection of an agent of our company existing at the time of such repeal or modification.

Our Bylaws provide that we will indemnify our directors and officers, and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was its agent. Our Bylaws also contain provisions expressing the intent that these bylaws provide indemnity in excess of that expressly permitted by Section 317 of the California Code to indemnify each of its employees and agents (other than directors and officers) against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was its director, officer, or agent, as applicable.

Our Bylaws further provide that we may advance expenses incurred in defending any proceeding for which indemnification is required or permitted, following authorization thereof by the board of directors, prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay that amount if it shall be determined ultimately that the indemnified person is not entitled to be indemnified as authorized by our Bylaws.

At present, we maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act. We plan to increase the amount of our directors’ and officer’s liability insurance upon conclusion of this offering.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation awarded to or earned by: (i) each individual who served as the principal executive officer and principal financial officer of our company during the years ended December 31, 2021 and 2020; and (ii) each other individual that served as an executive officer of our company at the conclusion of the years ended December 31, 2021 and 2020 and who received more than $100,000 in the form of salary and bonus during such year.

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)		Total ($)
Eileen Mockus	2021	263,713	39,578	-	-		303,291
President and Chief Executive Officer	2020	259,560	117,131	-	145,000	(1)	521,691

Michelle Meyer	2021	272,085	-	-	-		272,085
Former Chief Financial Officer	2020	267,800	73,371	-	-		341,171

Sejal Solanki	2021	252,725	37,954	-	-		290,679
Chief Marketing Officer	2020	248,745	113,292	-	145,000	(2)	507,037

(1)	Represents gross fair value of stock options to purchase 500,000 shares of our common stock granted under the 2020 Stock Plan, which are currently exercisable.

(2)	Represents gross fair value of stock options to purchase 500,000 shares of our common stock granted under the 2020 Stock Plan, which are currently exercisable.

Employment and Consulting Agreements

In August 2013, we entered into an employment agreement with Eileen Mockus which sets forth the terms and conditions of her at-will employment with our company. Pursuant to the employment agreement, Ms. Mockus agreed to devote her full business efforts and time to our business as our President and Chief Executive Officer. The employment agreement provides that Ms. Mockus will receive an annual base salary, currently at the annual rate of $272,152, for services rendered in such position, subject to annual review. In addition, Ms. Mockus may be entitled to receive, at the sole discretion of our board of directors, cash bonuses based on her meeting and exceeding performance goals of the company. The cash bonus is currently set at 50% of her annual base salary. Ms. Mockus is entitled to participate in our 2020 Stock Plan and has previously received stock options thereunder. The employment agreement provides for termination by us upon death or disability of Ms. Mockus (defined as three aggregate months of incapacity during any 365-consecutive day period) or upon conviction of a felony crime of moral turpitude or a material breach of her obligations to us. In the event the employment agreement is terminated by us without cause, Ms. Mockus will be entitled to a lump sum payment equal to 12 weeks of her base salary and COBRA reimbursement. In the event such termination is in connection with a change of control of our company, any outstanding unvested equity awards held by Ms. Mockus will be entitled to immediate vesting. We do not maintain a key-person life insurance policy in respect of Ms. Mockus.

Ms. Mockus also executed our standard form of employment, confidential information, invention assignment and arbitration agreement which contain covenants (a) restricting her from engaging in any activities competitive with our business or soliciting employees during the term of her employment agreement and one year thereafter, (b) prohibiting her from disclosure of confidential information regarding our company at any time, and (c) confirming that all intellectual property developed by her and relating to our business constitutes our sole and exclusive property.

2009 Stock Plan

In November 2009, our board of directors and stockholders adopted our 2009 Stock Plan (the “2009 Stock Plan”), providing for the grant of stock options and restricted stock awards to employees and non-employee directors selected by the board of directors or a committee of our board of directors. Options granted under the 2009 Stock Plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Code.

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2020 Stock Plan

In January 2020, our board of directors and stockholders adopted our 2020 Stock Plan (the “2020 Stock Plan”). Under the 2020 Stock Plan, 1,320,000 shares of common stock (subject to certain adjustments) are reserved for issuance upon exercise of stock options and grants of other equity awards. The 2020 Stock Plan is designed to serve as an incentive for attracting and retaining qualified and motivated employees, officers, directors, consultants and other persons who provide services to us. The 2020 Stock Plan may be administered by the board of directors or by a compensation committee appointed by board of directors (the “Administrator”). The Administrator interprets the 2020 Stock Plan and is authorized to grant stock options and other equity awards thereunder to all eligible employees of our company, including non-employee consultants to our company and directors.

The 2020 Stock Plan provides for the granting of “incentive stock options” (as defined in Section 422 of the Code), non-statutory stock options, shares of restricted stock, deferred stock, bonus stock and awards in lieu of cash compensation, and performance awards. Options may be granted under the 2020 Stock Plan on such terms and at such prices as determined by the Administrator, except that the per share exercise price of the stock options cannot be less than the fair market value of our common stock on the date of grant. Each option will be exercisable after the period or periods specified in the stock option agreement, but all stock options must be exercised within ten years from the date of grant. Unless determined otherwise by the Administrator, options granted under the 2020 Stock Plan are not transferable other than by will or by the laws of descent and distribution. The Administrator has the authority to amend or terminate the 2020 Stock Plan, provided that no amendment shall be made without stockholder approval if such stockholder approval is necessary to comply with any tax or regulatory requirement. Unless terminated sooner, the 2020 Stock Plan will terminate ten years from its effective date.

Outstanding Equity Awards at December 31, 2021

As of December 31, 2021, we had stock options to purchase an aggregate of 2,158,612 shares of common stock outstanding under the 2009 Stock Plan, of which options to purchase 1,175,138 shares and 354,752 shares of common stock were issued to Eileen Mockus and Sejal Solanki, respectively. The 2009 Stock Plan expired in November 2019 and there are no options available for future grant thereunder.

As of December 31, 2021, we had stock options to purchase an aggregate of 1,170,000 shares of common stock outstanding under the 2020 Stock Plan, of which options to purchase 500,000 shares and 500,000 shares of common stock were issued to Eileen Mockus and Sejal Solanki, respectively. As of December 31, 2021, there were 104,485 shares available for future grant under the 2020 Stock Plan. As of July 19, 2022, there were 526,490 shares available for future grant under the 2020 Stock Plan, as a result of (i) the authorized shares under the 2020 Stock Plan being increased by 350,000 shares and (ii) an additional 72,005 shares becoming available for issuance under the 2020 Stock due to lapsed options under the 2009 Stock Plan that rolled over to the 2020 Stock Plan.

Director Compensation

Except for Amber Tarshis and Silvia Mazzucchelli, both of whom were appointed to the board of directors in April 2022 and who are paid annual fees for their service on the board of $35,000 and $65,000 respectively, none of our directors currently receive salaries or fees for serving on our board of directors or for serving on committees. Previously, we paid a monthly consulting fee to Dmitri Siegel, a former member of our board of directors, from September 2019 until April 2022. We currently pay or reimburse the travel expenses and other reasonable out-of-pocket expenses for our directors in attending meetings of our board of directors and its committees. We also provide our directors with a preferred customer discount on the purchase price of Coyuchi products that they buy.

Following the closing of this offering, we intend to compensate each non-employee director through annual stock option grants and by paying a cash fee for each board of directors and committee meeting attended. Our board of directors will review director compensation annually and adjust it according to then current market conditions and good business practices.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than described below, there have been no transactions during the last two years, or proposed transactions, to which we were or will be a party, in which any director, executive officer, beneficial owner of more than 5% of our common stock or any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of these persons, had or is to have a direct or indirect material interest.

Related Party Transactions

Our $4,750,000 line of credit with First Republic Bank is guaranteed and secured by a pledge of securities held by Artemis IV LLC, an investment fund controlled by Jessica E. Smith, a director of our company, and Kevin R. Brine (a director of our company until April 2022), the husband of Ms. Smith, under an agreement dated January 28, 2014 (the “Securities Line of Credit Agreement”), pursuant to which Artemis was not initially compensated for the security provided. On March 26, 2019, we amended the Securities Line of Credit Agreement to compensate Artemis by an amount equal to 6% per annum of the amount of the loan then outstanding, which is paid in monthly installments in return for providing this security. The fees charged in relation to this guarantee are deemed to be a financing cost and are included in interest expense for the year ended December 31, 2021 and 2020. We incurred $225,000 and $225,616 in interest expense related to this guarantee during the years ended December 31, 2021 and 2020, respectively.

Related Party Transaction Policy and Related Matters

In all cases, we abide by applicable state corporate law when approving all transactions, including transactions involving officers, directors and affiliates. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the board of directors.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth the number and percentage of our outstanding shares of common stock beneficially owned as of July 19, 2022 by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;

●	each of our directors;

●	each of our executive officers; and

●	all our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes general voting power and/or dispositive power with respect to securities. Shares of common stock issuable upon exercise of stock options or warrants that are currently exercisable or exercisable within 60 days of the record rate, and shares of common stock issuable upon conversion of preferred stock or other securities currently convertible or convertible within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Under applicable SEC rules, each person’s beneficial ownership is calculated by dividing the total number of shares with respect to which they possess beneficial ownership by the total number of our outstanding shares. In any case where an individual has beneficial ownership over securities that are not outstanding, but are issuable upon the exercise or conversion of options, warrants or convertible securities within the next 60 days, the same number of shares is added to the denominator in the calculation described above. Because the calculation of each person’s beneficial ownership set forth in the “Percentage Beneficially Owned” columns of the table may include shares that are not presently outstanding, the sum total of the percentages set forth in such columns may exceed 100%. Unless otherwise indicated, the address of each of the following persons is 1400 Tennessee Street, Unit 1, San Francisco, California 94107, and each such person has sole voting and dispositive power with respect to the shares set forth opposite his, her or its name.

Shares beneficially owned and percentage ownership before this offering (not adjusted for the Series C Preferred Stock Exchange) is based on a total of 22,391,225 shares of common stock, consisting of 1,108,500 shares of common stock, together with common stock issuable upon conversion of 814,583, 4,766,537, 13,853,048, 1,848,557, and 0 shares of Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock, Series B1 Preferred Stock and Series C Preferred Stock, respectively, outstanding as of July 19, 2022. Percentage ownership after this offering is based on a total of 37,206,040 shares of common stock outstanding immediately after the closing of this offering (assuming the maximum number of shares is sold and all shares are purchased by large investors), and assumes that none of the beneficial owners named below purchases shares in this offering.

Name of Beneficial Owner	Common Shares Beneficially Owned Before Offering	Percentage Beneficially Owned Before Offering	Common Shares Beneficially Owned After Offering (Maximum)	Percentage Beneficially Owned After Offering (Maximum)
Eileen Mockus (1)	1,675,138	7.5%	1,675,138	4.5%
Sejal Solanki (2)	854,752	3.8%	854,752	2.3%
Marcus Chung (3)	400,000	1.8%	400,000	1.1%
Ranjeet Bhatia (4)	21,661,412	96.7%	18,047,241	48.5%
Silvia Mazzucchelli (5)	75,000	0.3%	75,000	0.2%
Jessica E. Smith (6)	64,700	0.3%	53,441	0.1%
Amber Tarshis (7)	35,000	0.2%	35,000	0.1%
All directors and executive officers as a group (7 persons)	24,766,002	110.6%	21,140,572	56.8%
Saffron Hill Ventures 2 Limited Partnership (8)	21,510,967	96.1%	17,910,307	48.1%

(1)	Represents 22,000 shares of common stock, 1,153,138 shares of common stock issuable upon the exercise of stock options granted under the 2009 Stock Plan and 500,000 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan, which are currently exercisable.

(2)	Represents 354,752 shares of common stock issuable upon the exercise of stock options granted under the 2009 Stock Plan and 500,000 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan, which are currently exercisable.

(3)	Represents shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan.

(4)	Represents (i) 3,414 shares of common stock held directly by Mr. Bhatia, (ii) 69,391 shares of common stock and 77,640 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series A1 Preferred Stock owned of record by Saffron Hill Investors Guernsey Ltd., a Guernsey limited company (“SHIG”), of which Mr. Bhatia is the managing director and shares voting and investment power with respect to the securities held by SHIG, and (iii) 820,367 shares of common stock, 805,264 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series A Preferred Stock, 4,489,197 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series A1 Preferred Stock, 13,547,582 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series B Preferred Stock, and 1,848,557 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series B1 Preferred Stock owned of record by Saffron Hill Ventures 2 Limited Partnership, a Delaware limited partnership (“SHV2”), of which Mr. Bhatia is the managing director and shares voting and investment power with respect to the securities held by SHV2. The limited partners of SHV2, who have no voting or investment power with respect to the securities held by SHV2, include Artemis IV LLC, a Delaware limited liability company whose member managers include Jessica E. Smith, a director of our company. The address of the Saffron Hill entities is 67 Grosvenor Street, London W1K 3JN, United Kingdom.

(5)	Represents shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan.

(6)	Represents 64,700 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series A1 Preferred Stock owned of record by Artemis IV LLC, a Delaware limited liability company. Ms. Smith is a member manager of Artemis IV LLC and shares voting and investment power with respect to such securities. The address of Artemis IV LLC is 50 Hill Street, No. 243, Southampton, New York 11968.

(7)	Represents shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan.

(8)	See footnote (4)(iii) above.

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The following table sets forth the number and percentage of our outstanding shares of common stock beneficially owned as of July 19, 2022, as adjusted for the Series C Preferred Stock Exchange.

Shares beneficially owned and percentage ownership before this offering (as adjusted for the Series C Preferred Stock Exchange) is based on a total of 22,391,225 shares of common stock, consisting of 12,137,811 shares of common stock, together with common stock issuable upon conversion of 512,789, 0, 6,036,922, 0, and 3,703,703 shares of Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock, Series B1 Preferred Stock and Series C Preferred Stock, respectively, outstanding as of July 19, 2022 (as adjusted for the Series C Preferred Stock Exchange). Percentage ownership after this offering (adjusted for the Series C Preferred Stock Exchange) is based on a total of 37,206,040 shares of common stock outstanding immediately after the closing of this offering (assuming the maximum number of shares is sold and all shares are purchased by large investors), consisting of 12,137,811 shares of common stock, together with common stock issuable upon conversion of 512,789, 0, 6,036,922, 0, and 18,518,518 shares of Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock, Series B1 Preferred Stock and Series C Preferred Stock, respectively, and assumes that none of the beneficial owners named below purchases shares in this offering.

Name of Beneficial Owner	Common Shares Beneficially Owned Before Offering	Percentage Beneficially Owned Before Offering	Common Shares Beneficially Owned After Offering (Maximum)	Percentage Beneficially Owned After Offering (Maximum)
Eileen Mockus (1)	1,675,138	7.5%	1,675,138	4.5%
Sejal Solanki (2)	854,752	3.8%	854,752	2.3%
Marcus Chung (3)	400,000	1.8%	400,000	1.1%
Ranjeet Bhatia (4)	21,661,412	96.7%	18,047,241	48.5%
Silvia Mazzucchelli (5)	75,000	0.3%	75,000	0.2%
Jessica E. Smith (6)	64,700	0.3%	53,441	0.1%
Amber Tarshis (7)	35,000	0.2%	35,000	0.1%
All directors and executive officers as a group (7 persons)	24,766,002	110.6%	21,140,572	56.8%
Saffron Hill Ventures 2 Limited Partnership (8)	21,510,967	96.1%	17,910,307	48.1%

(1)	Represents 22,000 shares of common stock, 1,153,138 shares of common stock issuable upon the exercise of stock options granted under the 2009 Stock Plan and 500,000 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan, which are currently exercisable.

(2)	Represents 354,752 shares of common stock issuable upon the exercise of stock options granted under the 2009 Stock Plan and 500,000 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan, which are currently exercisable.

(3)	Represents shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan.

(4)	Represents (i) 3,414 shares of common stock held directly by Mr. Bhatia, (ii) 133,520 shares of common stock and 13,511 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series C Preferred Stock owned of record by Saffron Hill Investors Guernsey Ltd., a Guernsey limited company (“SHIG”), of which Mr. Bhatia is the managing director and shares voting and investment power with respect to the securities held by SHIG, and (iii) 11,499,579 shares of common stock, 506,923 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series A Preferred Stock, 5,903,805 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series B Preferred Stock, and 3,600,660 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series C Preferred Stock owned of record by Saffron Hill Ventures 2 Limited Partnership, a Delaware limited partnership (“SHV2”), of which Mr. Bhatia is the managing director and shares voting and investment power with respect to the securities held by SHV2. All of the shares of Series C Preferred Stock owned of record by SHIG and SHV2 are being offered by SHIG and SHV2 as selling stockholders in this offering. The limited partners of SHV2, who have no voting or investment power with respect to the securities held by SHV2, include Artemis IV LLC, a Delaware limited liability company whose member managers include Jessica E. Smith, a director of our company. The address of the Saffron Hill entities is 67 Grosvenor Street, London W1K 3JN, United Kingdom.

(5)	Represents shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan.

(6)	Represents 53,441 shares of common stock and 11,259 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series C Preferred Stock owned of record by Artemis IV LLC, a Delaware limited liability company (“Artemis IV”). All of the shares of Series C Preferred Stock owned of record by Artemis IV are being offered by Artemis IV as a selling stockholder in this offering. Ms. Smith is a member manager of Artemis IV and shares voting and investment power with respect to such securities. The address of Artemis IV is 50 Hill Street, No. 243, Southampton, New York 11968.

(7)	Represents shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan.

(8)	See footnote (4)(iii) above.

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DESCRIPTION OF SECURITIES

The following is a description of our capital stock and the material provisions of our articles of incorporation, bylaws and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering.

General

As of July 19, 2022, our authorized capital stock consists of (a) 30,000,000 shares of common stock, par value $0.00001 per share, and (b) 24,500,000 shares of preferred stock, par value $0.00001 per share, of which (i) 1,100,000 are designated as Series A Preferred Stock (the “Series A Preferred Stock”), (ii) 5,500,000 are designated as Series A1 Preferred Stock (the “Series A1 Preferred Stock”), (iii) 16,000,000 are designated as Series B Preferred Stock (the “Series B Preferred Stock”), (iv) 1,900,000 are designated as Series B1 Preferred Stock (the “Series B1 Preferred Stock”), and (v) 0 are designated as Series C Preferred Stock. Prior to the qualification of this offering, we amended our articles of incorporation to (i) increase the number of authorized shares of common stock from 30,000,000 shares to 48,600,000 shares, (ii) increase the number of authorized shares of preferred stock from 24,500,000 shares to 43,100,000 shares and (iii) designate 18,600,000 shares of preferred stock as Series C Preferred Stock.

As of July 19, 2022, there were 1,108,500 shares of our common stock outstanding, and 814,583, 4,766,537, 13,853,048, 1,848,557 and 0 shares of Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock, Series B1 Preferred Stock and Series C Preferred Stock outstanding, respectively (each of which is convertible into a like number of shares of our common stock). Several existing preferred stockholders agreed to exchange a number of shares of our other series of preferred stock held by them for up to 3,703,703 newly issued shares of Series C Preferred Stock, to enable such stockholders to participate in this offering as selling stockholders and to convert into common stock a number of their other shares of preferred stock (the “Series C Preferred Stock Exchange”). See “Plan of Distribution and Selling Stockholders.”

After giving effect to the closing of this offering, if the maximum number of shares is sold, 18,518,518 shares of Series C Preferred Stock will be outstanding. If no large investors purchase shares in this offering, a maximum of 16,666,666 shares of Series C Preferred Stock will be outstanding.

A description of the material terms and provisions of our articles of incorporation that will be in effect at the closing of this offering and affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary only and is qualified in its entirety by the provisions of our articles of incorporation, as amended (the “Articles of Incorporation”) and bylaws, as amended (our “Bylaws”), copies of which have been filed as exhibits to the offering statement of which this offering circular is a part. For a complete description of our capital stock, you should refer to the Articles of Incorporation and Bylaws.

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are entitled to vote cumulatively for the election of directors. Except for the election of directors, which are elected by a plurality vote, a majority vote of common stockholders is generally required to take action under our Articles of Incorporation and Bylaws. The holders of our common stock, voting together as one class with the holders of our preferred stock other than Series A Preferred Stock, are entitled to elect the members of the board of directors other than those to be elected by the holders of the Series A Preferred Stock.

Dividend Rights. Holders of our common stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds, subject to and following the payment of dividends in preference to the holders of our preferred stock as detailed below. We have never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions. In the event of a liquidation, dissolution or winding up of our company, whether voluntary or involuntary, or certain other events such as the sale or merger of our company (each a “Deemed Liquidation Event”), after the payment of the full liquidation preference of the Series C Preferred Stock, Series B1 Preferred Stock, Series B Preferred Stock, Series A1 Preferred Stock and Series A Preferred Stock, the remaining assets of the company legally available for distribution (or the consideration received in a transaction), if any, will be distributed ratably to the holders of the common stock in proportion to the number of shares of common stock held by each such holder.

Other Rights. Holders of our common stock have no conversion, redemption, pre-emptive, subscription or similar rights.

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Preferred Stock

Our board of directors has the authority to issue undesignated shares of “blank check” preferred stock in one or more series and to fix the designation, relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of each such series, including, without limitation, dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the stockholders. The issuance of additional preferred stock could decrease the amount of earnings and assets available for distribution to holders of Series C Preferred Stock or adversely affect the rights and powers, including voting rights, of the holders of Series C Preferred Stock and could, among other things, have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders. We have no present plans to issue any shares of preferred stock beyond the Series C Preferred Stock offered in this offering.

Series A Preferred Stock

Voting Rights. Each holder of our Series A Preferred Stock is entitled to a number of votes equal to the number of shares of common stock into which such holder’s Series A Preferred Stock could be converted. Except as otherwise provided in the Articles of Incorporation or as required by law, holders of Series A Preferred Stock vote together with the holders of all other classes of capital stock and not as a separate class; provided that, for so long as at least 435,000 shares of Series A Preferred Stock remain outstanding (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), the vote or written consent of the holders of at least a majority of the outstanding Series A Preferred Stock, voting as a separate class, is required in order to effect any of the following actions: (i) any amendment, alteration, or repeal of any provision of the Articles of Incorporation or the Bylaws in a manner adverse to the holders of the Series A Preferred Stock; (ii) any increase or decrease in the authorized number of shares of Preferred Stock; (iii) any authorization or any designation, whether by reclassification or otherwise, of any new class or series of stock having rights, preferences or privileges senior to or on a parity with the Series A Preferred Stock; (iv) other than as approved by the board of directors and except as specifically provided in the Articles of Incorporation, any redemption, repurchase or payment of dividends (other than dividends payable in shares of our common stock) with respect to any shares of our common stock or preferred stock; (v) any agreement by our company or our stockholders regarding a sale, lease, exclusive license or other disposition of substantially all of our assets, or any transaction effected principally for bona fide equity financing purposes in which cash is received by us or indebtedness of our company is cancelled or converted or a combination thereof; (vi) any voluntary dissolution, liquidation or winding up of our company; or (vii) any increase or decrease in the authorized number of members of the board of directors other than as approved by the board of directors.

Additionally, for so long as at least 435,000 shares of Series A Preferred Stock remain outstanding (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), the holders of Series A Stock Preferred, voting as a separate class, are entitled to elect two members of the board of directors by vote at each meeting or pursuant to each written consent of our stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

Dividend Rights. The holders of shares of Series A Preferred Stock are entitled to receive dividends, payable when, as and if declared by the board of directors out of any assets legally available therefor, at a rate equal to 4% of the applicable Original Issue Price of the Series A Preferred Stock (as defined below), prior and in preference to any declaration or payment of any dividend (payable other than in common stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of our common stock) on our common stock. In the event that the amount of dividends declared by the board of directors is insufficient to permit payment of the full dividends, such dividends will be paid ratably to each holder of Series A Preferred Stock together with the holders of all other classes of our preferred stock in proportion to the dividend amounts to which each holder of our preferred stock is entitled. In the event dividends or other distributions are paid on any shares of common stock, a similar dividend or distribution must be paid with respect to all outstanding shares of Series A Preferred Stock and all other classes of preferred stock (on an as-if converted to common stock basis). The “Original Issue Price” of the Series A Preferred is $1.50 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares in accordance with the Articles of Incorporation).

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Conversion Rights. Shares of Series A Preferred Stock are convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of our common stock at the then-applicable conversion rate. Currently, the conversion rate is one share of common stock per share of Series A Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits, the issuance of dividends or other distributions payable in additional shares of common stock, and in event that the common stock is changed into any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise. No fractional shares of common stock will be issued upon conversion of Series A Preferred Stock.

Each share of Series A Preferred Stock is automatically convertible into common stock (in the same manner as a voluntary conversion):

(i)	immediately upon the closing of a sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act in which the per share price is at least $4.50 (as adjusted for stock splits, dividends, recapitalizations and the like), and the gross cash proceeds to our company (before underwriting discounts, commissions and fees) are at least $25,000,000; or

(ii)	upon the affirmative election of the holders of a majority of the outstanding shares of all classes of preferred stock, voting as a single class on an as-converted basis.

Right to Receive Liquidation Distributions. In the event of a Deemed Liquidation Event, after the payment of the full liquidation preference of the Series B1 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, but prior and in preference to any payment made to the holders of common stock or any other capital stock of our company, the holders of Series A1 Preferred Stock and the holders of Series A Preferred Stock are entitled to be paid out of the assets of our company legally available for distribution, or the consideration received in such transaction, for each share of Series A1 Preferred Stock and Series A Preferred Stock held by them, an amount per share of Series A1 Preferred Stock and Series A Preferred Stock equal to the greater of (x) the Original Issue Price for such share, adjusted for any stock dividends, combinations, splits, recapitalizations and the like plus any declared but unpaid dividends with respect to such share or (y) such amount as would have been payable had such share of Series A1 Preferred Stock or Series A Preferred Stock been converted into common stock at the applicable conversion rate immediately prior to such Deemed Liquidation Event. If, upon such Deemed Liquidation Event and after payment of the full liquidation preference of the Series B1 Preferred Stock and Series B Preferred Stock, the assets (or the consideration received in such transaction) that are distributable to the holders of Series A1 Preferred Stock and Series A Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then such assets (or consideration) will be distributed ratably among the holders of the Series A1 Preferred Stock and Series A Preferred Stock in proportion to the full amounts to which they would otherwise be entitled to receive.

Anti-Dilution Rights. Holders of Series A Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of common stock issuable upon conversion of the shares of the Series A Preferred Stock. If, subject to certain exclusions, any equity securities are subsequently issued by the company at a price per share less than the conversion price of the Series A Preferred Stock then in effect, the conversion price of the Series A Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Articles of Incorporation.

Drag-Along. The Voting Agreement (defined below) contains a “drag-along provision” related to the sale of our company, which provides that if the board of directors and majority holders of our preferred stock vote in favor of a sale of the company, the holders of Series A Preferred Stock will (i) vote all the capital stock of the Company held by them, in favor of such transaction, to the extent any such vote is required for the consummation of such transaction, (ii) if applicable, sell, transfer or exchange all their shares of capital stock of the Company in connection with such transaction on the terms consented to by the Board and the holders of a majority of our preferred stock, and (iii) execute and deliver such instruments of sale, transfer and exchange and take such other action, including executing any purchase agreement, merger agreement, escrow agreement or related documents, as may be reasonably required by the Company in order to carry out the terms and provisions of the drag along provision. In the event that any holder fails or refuses to comply with the provisions of the drag-along provision, the Company, the other holders of our capital stock and the purchaser in such transaction, at their option, may elect to proceed with such transaction notwithstanding such failure or refusal and, in such event and upon tender of the specified consideration to any such holder, the rights of any such holder with respect to the shares of capital stock of the Company held by such holder shall cease.

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Series A1 Preferred Stock

Voting Rights. Each holder of our Series A1 Preferred Stock is entitled to a number of votes equal to the number of shares of common stock into which such holder’s Series A1 Preferred Stock could be converted. Except as otherwise provided in the Articles of Incorporation or as required by law, holders of Series A1 Preferred Stock vote together with the holders of all other classes of capital stock and not as a separate class. The holders of our Series A1 Preferred Stock, voting together as one class with the holders of our common stock and holders of our preferred stock other than Series A Preferred Stock, are entitled to elect the members of the board of directors other than those to be elected by the holders of the Series A Preferred Stock.

Dividend Rights. The holders of shares of Series A1 Preferred Stock are entitled to receive dividends, payable when, as and if declared by the board of directors out of any assets legally available therefor, at a rate equal to 4% of the applicable Original Issue Price of the Series A1 Preferred Stock (as defined below), prior and in preference to any declaration or payment of any dividend (payable other than in common stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of our common stock) on our common stock. In the event that the amount of dividends declared by the board of directors is insufficient to permit payment of the full dividends, such dividends will be paid ratably to each holder of Series A1 Preferred Stock together with the holders of all other classes of our preferred stock in proportion to the dividend amounts to which each holder of our preferred stock is entitled. In the event dividends or other distributions are paid on any shares of common stock, a similar dividend or distribution must be paid with respect to all outstanding shares of Series A1 Preferred Stock and all other classes of preferred stock (on an as-if converted to common stock basis). The “Original Issue Price” of the Series A1 Preferred Stock is $2.00 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares in accordance with the Articles of Incorporation).

Conversion Rights. Shares of Series A1 Preferred Stock are convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of our common stock at the then-applicable conversion rate. Currently, the conversion rate is one share of common stock per share of Series A1 Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits, the issuance of dividends or other distributions payable in additional shares of common stock, and in event that the common stock is changed into any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise. No fractional shares of common stock will be issued upon conversion of Series A1 Preferred Stock.

Each share of Series A1 Preferred Stock is automatically convertible into common stock (in the same manner as a voluntary conversion):

(i)	immediately upon the closing of a sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act in which the per share price is at least $4.50 (as adjusted for stock splits, dividends, recapitalizations and the like), and the gross cash proceeds to our company (before underwriting discounts, commissions and fees) are at least $25,000,000; or

(ii)	upon the affirmative election of the holders of a majority of the outstanding shares of all classes of preferred stock, voting as a single class on an as-converted basis.

Right to Receive Liquidation Distributions. In the event of a Deemed Liquidation Event, after the payment of the full liquidation preference of the Series B1 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, but prior and in preference to any payment made to the holders of common stock or any other capital stock of our company, the holders of Series A1 Preferred Stock and the holders of Series A Preferred Stock are entitled to be paid out of the assets of our company legally available for distribution, or the consideration received in such transaction, for each share of Series A1 Preferred Stock and Series A Preferred Stock held by them, an amount per share of Series A1 Preferred Stock and Series A Preferred Stock equal to the greater of (x) the Original Issue Price for such share, adjusted for any stock dividends, combinations, splits, recapitalizations and the like plus any declared but unpaid dividends with respect to such share or (y) such amount as would have been payable had such share of Series A1 Preferred Stock or Series A Preferred Stock been converted into common stock at the applicable conversion rate immediately prior to such Deemed Liquidation Event. If, upon such Deemed Liquidation Event and after payment of the full liquidation preference of the Series B1 Preferred Stock and Series B Preferred Stock, the assets (or the consideration received in such transaction) that are distributable to the holders of Series A1 Preferred Stock and Series A Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then such assets (or consideration) will be distributed ratably among the holders of the Series A1 Preferred Stock and Series A Preferred Stock in proportion to the full amounts to which they would otherwise be entitled to receive.

Anti-Dilution Rights. Holders of Series A1 Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of common stock issuable upon conversion of the shares of the Series A Preferred Stock. If, subject to certain exclusions, any equity securities are subsequently issued by the company at a price per share less than the conversion price of the Series A Preferred Stock then in effect, the conversion price of the Series A Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Articles of Incorporation.

Drag-Along. The Voting Agreement (defined below) contains a “drag-along provision” related to the sale of our company, which provides that if the board of directors and majority holders of our preferred stock vote in favor of a sale of the company, the holders of Series A1 Preferred Stock will (i) vote all the capital stock of the Company held by them, in favor of such transaction, to the extent any such vote is required for the consummation of such transaction, (ii) if applicable, sell, transfer or exchange all their shares of capital stock of the Company in connection with such transaction on the terms consented to by the Board and the holders of a majority of our preferred stock, and (iii) execute and deliver such instruments of sale, transfer and exchange and take such other action, including executing any purchase agreement, merger agreement, escrow agreement or related documents, as may be reasonably required by the Company in order to carry out the terms and provisions of the drag along provision. In the event that any holder fails or refuses to comply with the provisions of the drag-along provision, the Company, the other holders of our capital stock and the purchaser in such transaction, at their option, may elect to proceed with such transaction notwithstanding such failure or refusal and, in such event and upon tender of the specified consideration to any such holder, the rights of any such holder with respect to the shares of capital stock of the Company held by such holder shall cease.

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Series B Preferred Stock

Voting Rights. Each holder of our Series B Preferred Stock is entitled to a number of votes equal to the number of shares of common stock into which such holder’s Series B Preferred Stock could be converted. Except as otherwise provided in the Articles of Incorporation or as required by law, holders of Series B Preferred Stock vote together with the holders of all other classes of capital stock and not as a separate class; provided that, for so long as at least 1,000,000 shares of Series B Preferred Stock remain outstanding (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), the vote or written consent of the holders of at least a majority of the outstanding Series B Preferred Stock, voting as a separate class, is required in order to effect any of the following actions: (i) any amendment, alteration, or repeal of any provision of the Articles of Incorporation or the Bylaws in a manner adverse to the holders of the Series B Preferred Stock; (ii) any increase or decrease in the authorized number of shares of Preferred Stock; (iii) any authorization or any designation, whether by reclassification or otherwise, of any new class or series of stock having rights, preferences or privileges senior to or on a parity with the Series B Preferred Stock; (iv) other than as approved by the board of directors and except as specifically provided in the Articles of Incorporation, any redemption, repurchase or payment of dividends (other than dividends payable in shares of our common stock) with respect to any shares of our common stock or preferred stock; (v) any agreement by our company or stockholders regarding a sale, lease, exclusive license or other disposition of substantially all of the assets of our company, or any transaction effected principally for bona fide equity financing purposes in which cash is received by us or indebtedness of our company is cancelled or converted or a combination thereof; (vi) any voluntary dissolution, liquidation or winding up of our company; or (vii) any increase or decrease in the authorized number of members of the board of directors other than as approved by the board of directors.

The holders of our Series B Preferred Stock, voting together as one class with the holders of our common stock and holders of our preferred stock other than Series A Preferred Stock, are entitled to elect the members of the board of directors other than those to be elected by the holders of the Series A Preferred Stock.

Dividend Rights. The holders of shares of Series B Preferred Stock are entitled to receive dividends, payable when, as and if declared by the board of directors out of any assets legally available therefor, at a rate equal to 4% of the applicable Original Issue Price of the Series B Preferred Stock (as defined below), prior and in preference to any declaration or payment of any dividend (payable other than in common stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of our common stock) on our common stock. In the event that the amount of dividends declared by the board of directors is insufficient to permit payment of the full dividends, such dividends will be paid ratably to each holder of Series B Preferred Stock together with the holders of all other classes of our preferred stock in proportion to the dividend amounts to which each holder of our preferred stock is entitled. In the event dividends or other distributions are paid on any shares of common stock, a similar dividend or distribution must be paid with respect to all outstanding shares of Series B Preferred Stock and all other classes of preferred stock (on an as-if converted to common stock basis). The “Original Issue Price” of the Series B Preferred Stock is $0.50 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares in accordance with the Articles of Incorporation).

Conversion Rights. Shares of Series B Preferred Stock are convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of our common stock at the then-applicable conversion rate. Currently, the conversion rate is one share of common stock per share of Series B Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits, the issuance of dividends or other distributions payable in additional shares of common stock, and in event that the common stock is changed into any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise. No fractional shares of common stock will be issued upon conversion of Series B Preferred Stock.

Each share of Series B Preferred Stock is automatically convertible into common stock (in the same manner as a voluntary conversion):

(i)	immediately upon the closing of a sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act in which the per share price is at least $4.50 (as adjusted for stock splits, dividends, recapitalizations and the like), and the gross cash proceeds to our company (before underwriting discounts, commissions and fees) are at least $25,000,000; or

(ii)	upon the affirmative election of the holders of a majority of the outstanding shares of all classes of preferred stock, voting as a single class on an as-converted basis.

Right to Receive Liquidation Distributions. In the event of a Deemed Liquidation Event, prior and in preference to any distribution or payment made to the holders of Series A1 Preferred Stock, Series A Preferred Stock, common stock or any other capital stock of our company, but after the payment of the full liquidation preference of the Series C Preferred Stock, the holders of Series B1 Preferred Stock and the holders of Series B Preferred Stock are entitled to be paid out of the assets of our company legally available for distribution, or the consideration received in such transaction, for each share of Series B1 Preferred Stock and Series B Preferred Stock held by them, an amount per share of Series B1 Preferred Stock and Series B Preferred Stock equal to the greater of (x) the Original Issue Price for such share, adjusted for any stock dividends, combinations, splits, recapitalizations and the like plus any declared but unpaid dividends with respect to such share or (y) such amount as would have been payable had such share of Series B1 Preferred Stock or Series B Preferred Stock been converted into common stock at the applicable conversion rate immediately prior to such Deemed Liquidation Event. If, upon such Deemed Liquidation Event, the assets (or the consideration received in such transaction) that are distributable to the holders of Series B1 Preferred Stock and Series B Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such funds will be distributed ratably among the holders of the Series B1 Preferred Stock and Series B Preferred Stock in proportion to the full amounts to which they would otherwise be entitled to receive.

Drag-Along. The Voting Agreement (defined below) contains a “drag-along provision” related to the sale of our company, which provides that if the board of directors and majority holders of our preferred stock vote in favor of a sale of the company, the holders of Series B Preferred Stock will (i) vote all the capital stock of the Company held by them, in favor of such transaction, to the extent any such vote is required for the consummation of such transaction, (ii) if applicable, sell, transfer or exchange all their shares of capital stock of the Company in connection with such transaction on the terms consented to by the Board and the holders of a majority of our preferred stock, and (iii) execute and deliver such instruments of sale, transfer and exchange and take such other action, including executing any purchase agreement, merger agreement, escrow agreement or related documents, as may be reasonably required by the Company in order to carry out the terms and provisions of the drag along provision. In the event that any holder fails or refuses to comply with the provisions of the drag-along provision, the Company, the other holders of our capital stock and the purchaser in such transaction, at their option, may elect to proceed with such transaction notwithstanding such failure or refusal and, in such event and upon tender of the specified consideration to any such holder, the rights of any such holder with respect to the shares of capital stock of the Company held by such holder shall cease.

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Series B1 Preferred Stock

Voting Rights. Each holder of our Series B1 Preferred Stock is entitled to a number of votes equal to the number of shares of common stock into which such holder’s Series B1 Preferred Stock could be converted. Except as otherwise provided in the Articles of Incorporation or as required by law, holders of Series B1 Preferred Stock vote together with the holders of all other classes of capital stock and not as a separate class. The holders of our Series B1 Preferred Stock, voting together as one class with the holders of our common stock and holders of our preferred stock other than Series A Preferred Stock, are entitled to elect the members of the board of directors other than those to be elected by the holders of the Series A Preferred Stock.

Dividend Rights. The holders of shares of Series B1 Preferred Stock are entitled to receive dividends, payable when, as and if declared by the board of directors out of any assets legally available therefor, at a rate equal to 4% of the applicable Original Issue Price of the Series B1 Preferred Stock (as defined below), prior and in preference to any declaration or payment of any dividend (payable other than in common stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of our common stock) on our common stock. In the event that the amount of dividends declared by the board of directors is insufficient to permit payment of the full dividends, such dividends will be paid ratably to each holder of Series B1 Preferred Stock together with the holders of all other classes of our preferred stock in proportion to the dividend amounts to which each holder of our preferred stock is entitled. In the event dividends or other distributions are paid on any shares of common stock, a similar dividend or distribution must be paid with respect to all outstanding shares of Series B1 Preferred Stock and all other classes of preferred stock (on an as-if converted to common stock basis). The “Original Issue Price” of the Series B1 Preferred Stock is $1.50 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares in accordance with the Articles of Incorporation).

Conversion Rights. Shares of Series B1 Preferred Stock are convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of our common stock at the then-applicable conversion rate. Currently, the conversion rate is one share of common stock per share of Series B1 Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits, the issuance of dividends or other distributions payable in additional shares of common stock, and in event that the common stock is changed into any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise. No fractional shares of common stock will be issued upon conversion of Series B1 Preferred Stock.

Each share of Series B1 Preferred Stock is automatically convertible into common stock (in the same manner as a voluntary conversion):

(i)	immediately upon the closing of a sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act in which the per share price is at least $4.50 (as adjusted for stock splits, dividends, recapitalizations and the like), and the gross cash proceeds to our company (before underwriting discounts, commissions and fees) are at least $25,000,000; or

(ii)	upon the affirmative election of the holders of a majority of the outstanding shares of all classes of preferred stock, voting as a single class on an as-converted basis.

Right to Receive Liquidation Distributions. In the event of a Deemed Liquidation Event, prior and in preference to any distribution or payment made to the holders of Series A1 Preferred Stock, Series A Preferred Stock, common stock or any other capital stock of our company, but after the payment of the full liquidation preference of the Series C Preferred Stock, the holders of Series B1 Preferred Stock and the holders of Series B Preferred Stock are entitled to be paid out of the assets of our company legally available for distribution, or the consideration received in such transaction, for each share of Series B1 Preferred Stock and Series B Preferred Stock held by them, an amount per share of Series B1 Preferred Stock and Series B Preferred Stock equal to the greater of (x) the Original Issue Price for such share, adjusted for any stock dividends, combinations, splits, recapitalizations and the like plus any declared but unpaid dividends with respect to such share or (y) such amount as would have been payable had such share of Series B1 Preferred Stock or Series B Preferred Stock been converted into common stock at the applicable conversion rate immediately prior to such Deemed Liquidation Event. If, upon such Deemed Liquidation Event, the assets (or the consideration received in such transaction) that are distributable to the holders of Series B1 Preferred Stock and Series B Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such funds will be distributed ratably among the holders of the Series B1 Preferred Stock and Series B Preferred Stock in proportion to the full amounts to which they would otherwise be entitled to receive.

Drag-Along. The Voting Agreement (defined below) contains a “drag-along provision” related to the sale of our company, which provides that if the board of directors and majority holders of our preferred stock vote in favor of a sale of the company, the holders of Series B1 Preferred Stock will (i) vote all the capital stock of the Company held by them, in favor of such transaction, to the extent any such vote is required for the consummation of such transaction, (ii) if applicable, sell, transfer or exchange all their shares of capital stock of the Company in connection with such transaction on the terms consented to by the Board and the holders of a majority of our preferred stock, and (iii) execute and deliver such instruments of sale, transfer and exchange and take such other action, including executing any purchase agreement, merger agreement, escrow agreement or related documents, as may be reasonably required by the Company in order to carry out the terms and provisions of the drag along provision. In the event that any holder fails or refuses to comply with the provisions of the drag-along provision, the Company, the other holders of our capital stock and the purchaser in such transaction, at their option, may elect to proceed with such transaction notwithstanding such failure or refusal and, in such event and upon tender of the specified consideration to any such holder, the rights of any such holder with respect to the shares of capital stock of the Company held by such holder shall cease.

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Series C Preferred Stock Offered in this Offering

Voting Rights and Irrevocable Proxy. Each holder of our Series C Preferred Stock is entitled to a number of votes equal to the number of shares of common stock into which such holder’s Series C Preferred Stock could be converted. Except as otherwise provided in the Articles of Incorporation or as required by law, holders of Series C Preferred Stock will vote together with the holders of all other classes of capital stock and not as a separate class. The holders of our Series C Preferred Stock, voting together as one class with the holders of our common stock and holders of our preferred stock other than Series A Preferred Stock, are entitled to elect the members of the board of directors other than those to be elected by the holders of the Series A Preferred Stock.

The voting rights of investors in this offering differ depending on the number of shares of Series C Preferred Stock that each investor purchases in the offering. Investors who purchase fewer than 100,000 shares of our Series C Preferred Stock will be required to grant an irrevocable voting proxy, giving the right to vote their shares of Series C Preferred Stock (and any shares of our common stock into which such investors’ shares of Series C Preferred Stock may be converted) to the company’s President. Investors who purchase 100,000 or more shares of our Series C Preferred Stock in the offering will not be required to grant an irrevocable proxy.

The subscription agreement that investors will execute in connection with this offering grants irrevocable voting proxy to our President to (i) vote all shares of our Series C Preferred Stock (and any shares of our common stock into which such shares of Series C Preferred Stock may be converted) purchased in this offering by investors who purchase fewer than 100,000 shares of Series C Preferred Stock in the offering, (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will not be binding upon transferees of investors’ shares of Series C Preferred Stock purchased in this offering (or transferees of any shares of our common stock into which such shares of Series C Preferred Stock may be converted), including without limitation the heirs, estate, executors, personal representatives, and successors and assigns of investors. The proxy will terminate upon the earlier of (i) our common stock becoming listed for trading on a U.S. registered national securities exchange such as The Nasdaq Capital Market; (ii) the closing of a sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act in which the per share price is at least $4.50 (as adjusted for stock splits, dividends, recapitalizations and the like), and the gross cash proceeds to our company (before underwriting discounts, commissions and fees) are at least $25,000,000; or (iii) the affirmative election of the Company’s board of directors. The form of the full subscription agreement appears as Exhibit 4.1 to the Offering Statement of which this Offering Circular forms a part.

Dividend Rights. The holders of shares of Series C Preferred Stock will be entitled to receive dividends, payable when, as and if declared by the board of directors out of any assets legally available therefor, at a rate equal to 4% of the applicable Original Issue Price of the Series C Preferred Stock (as defined below), prior and in preference to any declaration or payment of any dividend (payable other than in common stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of our common stock) on the common stock of our company. In the event that the amount of dividends declared by the board of directors will be insufficient to permit payment of the full dividends, such dividends will be paid ratably to each holder of Series C Preferred Stock together with the holders of all other classes of our preferred stock in proportion to the dividend amounts to which each holder of our preferred stock is entitled. In the event dividends or other distributions are paid on any shares of common stock, a similar dividend or distribution will be paid with respect to all outstanding shares of Series C Preferred Stock and all other classes of preferred stock (on an as-if converted to common stock basis). The “Original Issue Price” of the Series C Preferred Stock will be $4.50 per share, the public offering price in this offering (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares in accordance with the Articles of Incorporation).

Conversion Rights. Shares of Series C Preferred Stock are convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of our common stock at the then-applicable conversion rate. Currently, the conversion rate is one share of common stock per share of Series C Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits, the issuance of dividends or other distributions payable in additional shares of common stock, and in event that the common stock is changed into any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise. No fractional shares of common stock will be issued upon conversion of Series C Preferred Stock.

Additionally, each share of Series C Preferred Stock will automatically convert into common stock (in the same manner as a voluntary conversion):

(i)	immediately upon our common stock becoming listed for trading on a U.S. registered national securities exchange such as The Nasdaq Capital Market;

(i)	immediately upon the closing of a sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act in which the per share price is at least $4.50 (as adjusted for stock splits, dividends, recapitalizations and the like), and the gross cash proceeds to our company (before underwriting discounts, commissions and fees) are at least $25,000,000; or

(iii)	upon the affirmative election of the holders of a majority of the outstanding shares of all classes of preferred stock, voting as a single class on an as-converted basis.

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Right to Receive Liquidation Distributions. In the event of a Deemed Liquidation Event, prior and in preference to any distribution or payment made to the holders of Series A, A1, B, and B1 Preferred Stock, common stock or any other capital stock of our company, the holders of Series C Preferred Stock are entitled to be paid out of the assets of our company legally available for distribution, or the consideration received in such transaction, for each share of Series C Preferred Stock held by them, an amount per share of Series C Preferred Stock equal to the greater of (x) the Original Issue Price for such share, adjusted for any stock dividends, combinations, splits, recapitalizations and the like plus any declared but unpaid dividends with respect to such share or (y) such amount as would have been payable had such share of Series C Preferred Stock been converted into common stock at the applicable conversion rate immediately prior to such Deemed Liquidation Event. If, upon such Deemed Liquidation Event, the assets (or the consideration received in such transaction) that are distributable to the holders of Series C are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such funds will be distributed ratably among the holders of the Series C in proportion to the full amounts to which they would otherwise be entitled to receive.

Anti-Dilution Rights. Holders of Series C Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of common stock issuable upon conversion of the shares of the Series C Preferred Stock. If, subject to certain exclusions, any equity securities are subsequently issued by the company at a price per share less than the conversion price of the Series C Preferred Stock then in effect, the conversion price of the Series C Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Articles of Incorporation.

Drag-Along. The subscription agreement that investors will execute in connection with this offering contains a “drag-along provision” related to the sale of our company. Investors who purchase Series C Preferred Stock (or who hold shares of our common stock issued upon the conversion of Series C Preferred Stock) agree that, if the board of directors and majority holders of our preferred stock vote in favor of a sale of the company, then such holders of Series C Preferred Stock (or common stock, as applicable) will (i) vote all of his, her or its shares of Series C Preferred Stock and any other capital stock of the Company held by them, in favor of such transaction, to the extent any such vote is required for the consummation of such transaction, (ii) if applicable, sell, transfer or exchange all of his, her or its shares of capital stock of the Company in connection with such transaction on the terms consented to by the Board and the majority holders of our preferred stock, and (iii) execute and deliver such instruments of sale, transfer and exchange and take such other action, including executing any purchase agreement, merger agreement, escrow agreement or related documents, as may be reasonably required by the Company in order to carry out the terms and provisions of the drag-along provision. The drag-along provision provides that at the closing of such transaction, the investor shall deliver, against receipt of the consideration payable in such transaction, certificates representing the shares of capital stock of the Company which such party holds of record or beneficially, with all endorsements necessary for transfer. In the event that the investor fails or refuses to comply with the provisions of the drag-along provision, the Company, the other holders of the Company’s capital stock and the purchaser in such transaction, at their option, may elect to proceed with such transaction notwithstanding such failure or refusal and, in such event and upon tender of the specified consideration to the investor, the rights of the investor with respect to the shares of capital stock of the Company held by such investor shall cease.

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Warrants

In connection with this offering, we have agreed to issue seven-year cashless exercise warrants to Manhattan Street Capital under the terms of an Engagement Agreement, which is described under “Plan of Distribution and Selling Stockholders – The Online Platform.” Under the Engagement Agreement, we will issue to Manhattan Street Capital the following warrants:

●	A project management retainer fee of $10,000 worth of seven-year cashless exercise warrants to purchase shares of our common stock priced at $2.25 per share paid monthly in advance for a nine-month period from the effective date of the Engagement Agreement (increased to 12 months in the event we elect to list our common stock on a national securities exchange);

●	A listing fee of $5,000 per month worth of seven-year cashless exercise warrants to purchase shares of our common stock priced at $2.25 per share while the offering is live for investments or reservations; and

●	Manhattan Street Capital technology, administration and service fee of $25 per investment worth of seven-year cashless exercise warrants to purchase shares of our common stock priced at $2.25 per share in the offering.

All fees are due to Manhattan Street Capital regardless of whether investors are rejected after AML checks or the success of the offering.

Investment Agreements

Pursuant to the Series B Preferred Stock Purchase Agreement, dated January 28, 2014, by and among our company and certain security holders of our company, we and the security holders agreed to enter into (i) an Amended and Restated Investor Rights Agreement, dated as of January 28, 2014, by and among our company and certain security holders of our company (the “Investor Rights Agreement”), and (ii) an Amended and Restated Voting Agreement, dated as of January 28, 2014, by and among our company and certain security holders of our company, Inc. (the “Voting Agreement” and, together with the Investor Rights Agreement, the “Investment Agreements”). In May of 2019, the holder of the Series B1 Preferred stock signed joinder agreements agreeing to be bound by the Investment Agreements. The Investment Agreements have been filed as exhibits to the offering statement of which this offering circular is a part.

Investor Rights Agreement

●	Demand Form S-1 Registration Rights: Holders of a majority of the Registrable Securities then outstanding may demand that the company file a registration statement covering the registration of the Registrable Securities then outstanding at any time after the earlier of (i) five years after the date of the Investor Rights Agreement or (ii) 180 days after the effective date of the registration statement for the Initial Offering, with an anticipated aggregate offering price before underwriting discounts and commissions, of not less than $10,000,000.

●	Piggyback Registration Rights: We are required to notify the holders of registrable securities in writing at least 15 days prior to the filing of any registration statement for purposes of a public offering of securities of our company and afford each such holder of registrable securities the opportunity to include all or part of such holder’s registrable securities in such registration statement.

●	Demand Form S-3 Registration Rights: If at any time we are eligible to use a Form S-3 registration statement, holders of a majority of the registrable securities then outstanding may demand that we file a Form S-3 registration statement with respect to outstanding registrable securities of such holders.

●	Major Investor Rights: Any “major investor” (as defined), in addition to the financials statements of our company, may from time to time reasonably request the company to provide information relating to the financial condition, business, prospects or corporate affairs of our company.

●	Right of First Refusal: If we propose to offer or sell any new equity securities, we will first offer such new equity securities to each investor pro rata in proportion to each investor’s percentage ownership of our common stock on an as-converted basis.

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Voting Agreement

●	Board Composition: At each election of or action by written consent to elect directors in which the holders of Series A Preferred Stock, voting as a separate class, are entitled to elect directors of our company, the existing holders of our Common Stock, Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock and Series B1 Preferred Stock (holders of Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock, and Series B1 Preferred Stock, the “Existing Investors”) have agreed to vote all of their shares so as to elect two individuals designated by the Existing Investors holding a majority of the shares held by the Existing Investors (the “Investor Designees”).

At each election of or action by written consent to elect directors in which the holders of common stock and the holders of preferred stock, voting together as one class, are entitled to elect directors of our company, the holders of our Common Stock and the Existing Investors have agreed to vote all of their shares so as to elect (i) one individual who is then serving as our Chief Executive Officer (the “CEO Designee”), and (ii) two individuals who will be independent from our company and the Existing Investors and designated by a majority of the Investor Designees and the CEO Designee.

●	Drag-Along. The Voting Agreement contains a “drag-along provision” related to the sale of our company, which provides that if the board of directors and majority holders of our preferred stock vote in favor of a sale of the company, the Existing Investors will (i) vote all the capital stock of the Company held by them, in favor of such transaction, to the extent any such vote is required for the consummation of such transaction, (ii) if applicable, sell, transfer or exchange all their shares of capital stock of the Company in connection with such transaction on the terms consented to by the Board and the holders of a majority of our preferred stock, and (iii) execute and deliver such instruments of sale, transfer and exchange and take such other action, including executing any purchase agreement, merger agreement, escrow agreement or related documents, as may be reasonably required by the Company in order to carry out the terms and provisions of the drag along provision. In the event that any Existing Investor fails or refuses to comply with the provisions of the drag- along provision, the Company, the Existing Investors and the purchaser in such transaction, at their option, may elect to proceed with such transaction notwithstanding such failure or refusal and, in such event and upon tender of the specified consideration to any such Investor or Common Holder, the rights of any such Existing Investor with respect to the shares of capital stock of the Company held by such Existing Investor shall cease.

Limitations on Directors’ Liability; Indemnification of Directors and Officers

Our Articles of Incorporation limit the liability of directors for monetary damages to the maximum extent permitted by California law. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

●	any breach of his or her duty of loyalty to us or our stockholders;

●	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

●	any transaction from which the director derived an improper personal benefit.

This provision does not affect a director’s liability under federal securities law.

In addition, our Articles of Incorporation authorize us to, and our Bylaws require us to, indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by California law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited. In addition, we will be obligated to advance the defense costs incurred by our directors and our officers, and may, in the discretion of our Board of Directors, advance the defense costs incurred by our employees and other agents, in connection with legal proceedings.

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Provisions of Our Charter Documents that May Have an Anti-Takeover Effect

Several provisions of our Articles of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of our company even if that change in control would be beneficial to our stockholders. These provisions:

●	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors (without stockholder approval) to help defend against a takeover attempt;

●	provide that the authorized number of directors may be changed only by resolution of the board of directors; and

●	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors.

Possible Stock Listing

There is currently no public market for our Series C Preferred Stock or the common stock issuable upon the conversion of the Series C Preferred Stock. During or following this offering, we may seek to list our shares of common stock on a U.S. registered national securities exchange such as The Nasdaq Capital Market. If we fail to meet the minimum requirements for listing on Nasdaq, we may seek quotation of our Series C Preferred Stock or common stock on an alternative trading system (ATS) such as Tzero. However, no assurance can be given that we will meet the minimum listing requirements or that any national securities exchange or ATS will approve our listing application. For example, in order to list our shares of common stock on The Nasdaq Capital Market, Nasdaq requires that, among other criteria, at least 2,000,000 publicly-held shares of our common stock be outstanding, the shares be held in the aggregate by at least 300 round lot holders, the market value of the publicly-held shares of common stock be at least $15.0 million, and there be at least three registered and active market makers for our common stock. We currently believe that we will need to raise gross proceeds of approximately $10.0 million in this offering to satisfy Nasdaq’s initial listing standards, among other financial and liquidity criteria. Further, if we decide to proceed with a listing of our common stock on a national securities exchange, in addition to satisfying the listing requirements of the applicable exchange, the common stock would not commence trading until (i) this offering is terminated, (ii) we have filed a post-qualification amendment to this offering statement with current financial statements and a registration statement on Form 8-A, and (iii) such post-qualification amendment is qualified by the SEC and the Form 8-A has become effective.

The completion of this offering is not conditioned on the listing of our shares on a trading market. We will only proceed to seek a listing of our shares if our board of directors determines that the trading markets are appropriate given the structure of our company and our growth and expansion strategies, and even if we meet the minimum requirements for listing or quotation on an exchange or ATS, we may wait before terminating this offering and seeking a listing in order to raise additional proceeds. As a result, our securities may never be listed for trading or quotation on an exchange or ATS, and you may experience a delay between the closing of your purchase of shares of our Series C Preferred Stock and the commencement of any trading or quotation of our securities.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our shares of Series C Preferred Stock and common stock will be Colonial Stock Transfer Company, Inc., located in Sandy, UT.

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DIVIDEND POLICY

To date, we have never paid or declared any cash dividends on our Series C Preferred Stock. We currently intend to retain any future earnings to finance the operation and development of our business and we do not expect to pay any cash dividends on our Series C Preferred Stock or any other class or series of our capital stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on a number of factors, including, but not limited to, our financial condition, results of operations, capital requirements, restrictions contained in future financing instruments, general business conditions, and other factors our board of directors deems relevant.

LEGAL MATTERS

Olshan Frome Wolosky LLP, New York, New York, will pass upon the validity of the issuance of the shares of our Series C Preferred Stock being offered by this offering circular as our counsel.

EXPERTS

The financial statements of Coyuchi, Inc. as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021 included in this offering circular have been so included in reliance on the report of LJ Soldinger Associates, LLC, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the shares of Series C Preferred Stock offered hereby. This offering circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information about us and the Series C Preferred Stock offered hereby, we refer you to the offering statement and the exhibits and schedules filed therewith. Statements contained in this offering circular regarding the contents of any contract or other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

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INDEX TO FINANCIAL STATEMENTS

Coyuchi, Inc.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Coyuchi, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Coyuchi, Inc. (the “Company”) as of December 31, 2021 and 2020, the related statement of operations, stockholders’ equity and cash flows for the years ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Adoption of New Accounting Principle

In the year ended December 31, 2020, as discussed in Note 2 of the Financial Statements, the Company has adopted Accounting Standards Codification 842 – Leases.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ LJ Soldinger Associates, LLC

Deer Park, IL

May 9, 2022

We have served as the Company’s auditor since 2021.

F-2

COYUCHI, INC.

BALANCE SHEETS

As of December 31, 2021 and 2020

	December 31
	2021	2020

Assets
Current assets
Cash and cash equivalents	$3,182,926	$5,096,405
Accounts receivable, net	881,226	459,668
Inventory	9,333,015	3,744,026
Prepaid expenses	1,371,894	290,000
Total current assets	14,769,061	9,590,099

Property and equipment, net	643,415	220,644
Security deposits	56,753	56,753
Right-of-use asset	803,691	1,226,524
Deferred tax assets, net	4,126,092	3,970,567
Intangible assets	997,796	997,796
Total assets	$21,396,808	$16,062,383

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$4,977,913	1,848,096
Lines of credit	4,402,716	3,753,981
Accrued liabilities	3,672,784	2,561,552
PPP Loan, current portion	-	450,489
Right-of-use liability, current portion	235,113	605,383
Total current liabilities	13,288,526	9,219,501
PPP Loan, net of current portion	-	128,711
Right-of-use liability, net of current portion	582,017	653,524
Total liabilities	$13,870,543	$10,001,736

Commitments and Contingencies

Stockholders’ Equity
Series B-1 convertible preferred stock at $0.00001 par value; 1,900,000 shares authorized; 1,848,557 shares issued and outstanding as of December 31, 2021 and 2020, respectively	2,772,836	2,772,836
Series B convertible preferred stock at $0.00001 par value; 5,500,000 shares authorized; 13,853,048 shares issued and outstanding as of December 31, 2021 and 2020, respectively	6,926,524	6,926,524
Series A-1 convertible preferred stock at $0.00001 par value; 1,900,000 shares authorized; 4,766,537 shares issued and outstanding as of December 31, 2021 and 2020, respectively	9,533,074	9,533,074
Series A convertible preferred stock at $0.00001 par value; 1,100,000 shares authorized; 814,583 shares issued and outstanding as of December 31, 2021 and 2020, respectively	1,221,875	1,221,875
Common stock, at $0.00001 par value; 30,000,000 shares authorized; 1,086,500 shares issued and outstanding as of December 31, 2021 and 2020, respectively	11	11
Additional paid-in capital	1,733,221	1,639,835
Accumulated deficit	(14,661,276)	(16,033,508)

Total stockholders’ Equity	7,526,265	6,060,647
Total Liabilities and Stockholders’ Equity	$21,396,808	$16,062,383

The accompanying notes are an integral part of these audited financial statements.

F-3

COYUCHI, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2021 and 2020

	2021	2020

Net sales	$33,333,883	$26,549,183
Cost of Sales	14,589,659	11,321,764
Gross Profit	18,744,224	15,227,419

Operating Expenses
Professional and consulting fees	2,387,965	1,626,748
Selling expense	1,004,624	1,032,535
Marketing and advertising	8,418,001	5,549,013
General and administrative	5,754,884	5,325,057
Depreciation and amortization	129,440	137,877
Total Operating Expenses	17,694,914	13,671,230

Income from Operations	1,049,310	1,556,189
Other income (expense)
Other	(78,833)	56,443
Interest expense	(90,725)	(122,744)
Interest expense – related party	(225,000)	(225,616)
PPP Loan forgiveness	579,200	-
Other income (expense)	184,642	(291,917)
Income before benefit (provision) for income tax	1,233,952	1,264,272
Benefit (provision) for income tax	138,280	3,844,448
Net Income	$1,372,232	$5,108,720

Basic earnings per share attributable to Coyuchi, Inc. common shareholders	$1.26	$4.70
Diluted earnings per share attributable to Coyuchi, Inc. common shareholders	$0.06	$0.22

The accompanying notes are an integral part of these audited financial statements.

F-4

COYUCHI, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2021 and 2020

	Common Stock		Preferred A		Preferred A-1		Preferred B		Preferred B-1			Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	APIC	(As restated)	Total ($)
Balance, January 1, 2020	1,086,500	11	814,583	1,221,875	4,766,537	9,533,074	13,853,048	6,926,524	1,848,557	2,772,836	1,606,668	(21,142,228)	918,760

Stock based compensation											33,167		33,167
Net Income (loss)												5,108,720	5,108,720
Balance, December 31, 2020	1,086,500	11	814,583	1,221,875	4,766,537	9,533,074	13,853,048	6,926,524	1,848,557	2,772,836	1,639,835	(16,033,508)	6,060,647

Stock based compensation											93,386		93,386
Net Income (loss)												1,372,232	1,372,232
Balance, December 31, 2021	1,086,500	11	814,583	1,221,875	4,766,537	9,533,074	13,853,048	6,926,524	1,848,557	2,772,836	1,733,221	(14,661,276)	7,526,265

The accompanying notes are an integral part of these audited financial statements.

F-5

COYUCHI, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2021 and 2020

	Years Ended December 31
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,372,232	$5,108,720
Adjustments to reconcile net income to net cash used in operating activities:
Gain on loan forgiveness	(579,200)	-
Depreciation and amortization	129,440	137,877
Stock-based compensation	93,386	33,167
Allowance	97,000	182,875
Gain on re-evaluation of lease	-	(42,293)
Deferred taxes	-	(3,970,567)
Net Changes in assets and liabilities:
Accounts receivable	(518,557)	322,041
Inventories	(4,936,272)	38,616
Prepaid and other current assets	(1,081,894)	(64,300)
Accounts payable	2,962,039	(454,651)
Other	(174,471)	35,512
Accrued liabilities	1,111,231	1,186,337
Net cash used in operating activities	(1,525,066)	2,513,334

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment, net of disposals	(384,432)	(118,965)
Net cash (used in) provided by investing activities	(384,432)	(118,965)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds (payments) for line of credits	(3,981)	(62,219)
Issuance of PPP Loan	-	579,200
Net cash provided by (used in) financing activities	(3,981)	516,981

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(1,913,479)	2,911,350
CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR	5,096,405	2,185,055
CASH AND CASH EQUIVALENTS, AT END OF YEAR	$3,182,926	$5,096,405

Supplemental Cash Flow Information
Cash paid for interest	275,122	348,360
Cash paid for income taxes	9,640	133,000

Supplemental Non-Cash Information
Line of credit advances paid direct to suppliers	652,716	-
Property and equipment included in accounts payable	167,779	-

The accompanying notes are an integral part of these audited financial statements.

F-6

NOTE 1 – ORGANIZATION AND PRESENTATION

Coyuchi, Inc. (the “Company”) was incorporated in the state of California in 1991. The Company is a designer and marketer of organic Cotton and other natural fiber bedding, and apparel items for adults and young children and is headquartered in San Francisco, California. The company sells direct to consumers, retail stores, and hospitality customers. Finished goods are sourced from several countries. The company uses a third-party warehouse to store, process, and ship inventory to customers.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying financial statements include the accounts of the Company. The accompanying financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States of America (“GAAP”) as found in the Accounting Standards Codification (“ASC”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. those estimates include the allowance for doubtful accounts and certain variable consideration included as part of revenue recognition. These estimates are inherently subject to judgement based on historical data of the Company and actual results could differ from those estimates.

COVID-19

The Company considered the impacts of the COVID-19 pandemic on the assumptions and inputs (including market data) supporting certain of these estimates, assumptions and judgements. The level of uncertainties and volatility in the global financial markets and economies resulting from the pandemic as well as the uncertainties related to the impact of the pandemic on our operations and financial performance means that these estimates may change in future periods, as new events occur and additional information is obtained.

Cash & Cash Equivalents

Cash consists of bank deposits and amounts in transit from banks for credit card and debit card transactions that will process in less than seven days. The company considers all highly-liquid investment securities with remaining maturities at the date of purchase of three months or less to be cash equivalents.

The Company’s cash is primarily maintained in checking accounts. These balances may, at times, exceed the U.S. Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses on deposits of cash and cash equivalents.

Trade Receivables

Trade receivables represent amounts due from customers and are stated net of the allowance for doubtful accounts. The allowance for doubtful accounts is based on management’s assessment of the collectability of specific customer accounts, the aging of the accounts receivable, historical experience, and other currently available evidence. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than the historical experience, management’s estimates of the recoverability of amounts due the Company could be adversely affected. Trade receivables of the Company as of December 31, 2021 and 2020 are net of allowance amounting to $293,478 and $196,478, respectively.

F-7

Inventories and Inventories in Transit

Inventories and inventories in transit, which consist entirely of finished goods, are stated at the lower of cost (determined on the first in, first out basis) or net realizable value. The costs related to freight, import duties, and fees related to the purchases of inventories, are capitalized as part of the inventory, and are included in cost of sales as products are sold.

At any one time, inventories include items that have been written down to the Company’s best estimate of their realizable value. Judgment is required in estimating realizable value and factors considered are the age of merchandise, anticipated demand based on factors such as customer preferences and fashion trends, as well as anticipated markdowns to reduce the price of merchandise from its recorded retail price to a retail price at which it is expected to be sold in the future. These estimates are based on historical experience and current information about future events which are inherently uncertain. Actual realizable value could differ materially from this estimate based upon future customer demand or economic conditions, including the duration and severity of the COVID-19 pandemic. The inventory reserve of the Company has a balance of $64,264 for both December 31, 2021 and 2020.

The Company accrues for inventories in transit once it takes legal ownership and title to the merchandise. As of December 31, 2021 and 2020, inventories in transit amount to $4,532,395 and $1,518,743, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of major classes of depreciable assets are as follows:

Estimated Useful Life
Website and internal-use software	3 Years
Computer Equipment	5 Years
Furniture and Fixtures	7 Years
Leasehold improvements	The lessor of the life of the leasehold with renewals or 7 Years

Repairs and maintenance are charged to expense as incurred, and costs of significant renewals and improvements are capitalized. The cost of assets sold or retired, and the related accumulated depreciation or amortization are removed from the accounts; any resulting gain or loss is included in operations. The Company includes its website and internal use software as part of Property and Equipment.

Costs incurred during the development stage related to website or other internally developed software additions are capitalized. Amortization of such costs occurs on a straight-line basis over the estimated useful life of the related asset and begins once the asset is ready for its intended use. Subsequent costs to maintain these assets are charged to expense, as incurred.

Intangible Asset – Trade Name

The Company’s intangible asset pertains to the trade name related to the Coyuchi brand that was acquired in 2007. Trade names have an indefinite life and are not subject to amortization, but are being reviewed annually (or more frequently if impairment indicators arise) for impairment. Impairment indicators include the significant decrease in the fair value of an asset, significant adverse changes in the extent or use or physical condition of an asset, significant adverse change in legal or regulatory factors affecting an asset, operating or cash flow losses (or a projection of losses) that demonstrate continuing losses associated with the use of an asset, or a current expectation that, more likely than not, an asset will be sold or disposed. Management believes that there is no impairment on the Company’s trade name as of and for the years ended December 31, 2020 and 2021.

F-8

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted net cash flows, before interest, the Company will recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value. If impairment is recognized, the reduced carrying amount of the asset will be accounted for as its new cost. For a depreciable asset, the new cost will be depreciated over the asset’s remaining useful life. Generally, fair values are estimated using discounted cash flow, replacement cost or market comparison analyses. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur which would affect the recorded amounts of the asset. No impairment losses were recorded for the years ended December 31, 2021 and 2020.

Revenue Recognition

Effective January 1, 2019, we adopted ASC Topic 606, Revenue from Contract with Customers (“ASC 606”) under the retrospective method. The standard requires entities to recognize revenue upon transfer of goods or services to customers in amounts that reflect the consideration that the entities expect to receive in exchange for those goods or services. ASC 606 also requires the deferral of incremental costs of obtaining a contract with a customer.

Revenue primarily consists of sales of organic cotton and other natural fiber bedding, bath, and apparel items to wholesale customers, direct-to-consumer sales through the Company’s website and consignment sales through Bloomindale’s. Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company has three Revenue channels: Wholesale, Direct-to-consumer, and Others. Wholesale pertains to sales made to customers who order in bulk with the intent to resale the purchased goods. Direct-to-consumers pertain to sales made directly to end-users. Other channels pertain to sales to the hospitality industry or sales made during one-time events such as liquidation sales

The company deducts discounts, sales tax, and estimated returns to arrive at net sales. Sales tax collected from clients is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs and are not evaluated as a separate performance obligation. Discounts are recorded as a reduction to revenue when the order is accepted. The customer has no cancellation privileges after shipment, other than customary rights of return. The Company’s standard terms for online sales allow for returns anytime if properly requested and approved. For wholesale sales, as is customary in the industry, the Company allows returns from wholesale customers if properly requested and approved.

For the Company’s wholesale customer transactions, a contract exists when a written contract is received, or in the absence thereof, a written purchase order is received, and control transfers at the time of shipment or the time of delivery, depending upon the specific terms of customer arrangement. For consignment sales, which include Bloomindale’s consignment sales, the Company recognizes sales, net of discounts and expected returns from consignees, upon the consignee’s shipment to the customer. For the Company’s direct-to-consumer transactions, a contract exists when an order is placed online and control transfers upon shipment of merchandise to customer. Generally, all of the Company’s transactions with its customers include a single performance obligation delivered at a point in time. Postage and handling charges billed to customers are also recognized as sales upon shipment of the related merchandise. The typical payment terms for wholesale customers are net 60-days. On the other hand, direct-to-consumer payments are made upon completion of the order.

The following table presents the Company’s revenues disaggregated into categories based on the sales channel in 2021 and 2020:

	2021	2020
Direct-to-consumers	$32,261,669	$26,902,966
Wholesale	4,966,256	3,692,043
Others	368,436	225,775
Adjustments, Discounts and Refunds	(4,262,478)	(4,271,601)
Net Sales	$33,333,883	$26,549,183

F-9

Revenue from gift cards is deferred and recognized upon the redemption of the cards. Gift cards have no expiration date. The Company performs an evaluation of historical redemption patterns from the date of original issuance to estimate future period redemption activity and may recognize revenue on the statement of operations in future years related to breakage. No amounts were recognized as a revenue on the statement of operations related to breakage during the years ended December 31, 2021 and 2020. Gift cards totaled $204,113 and $142,166 as of December 31, 2021 and 2020, respectively, and are included in accrued liabilities on the balance sheet.

The company deducts discounts, sales tax, and estimated returns to arrive at net sales. Discounts are recorded as a reduction to revenue when the order is accepted. Sales tax collected from clients is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities.

The Company’s standard terms for online sales allow for returns within 1 year from the date of sale, if properly requested and approved. For wholesale sales, as is customary in the industry, the Company allows returns from wholesale customers if properly requested and approved. Costs of returns are recorded as a current asset rather than net with the sales returns reserve liability. The company’s allowance for returns, which is included in accrued liabilities in the balance sheet, was approximately $512,000 and $498,000 as of December 31, 2021 and 2020 respectively.

All shipping and handling costs are accounted for as fulfillment costs and are not evaluated as a separate performance obligation. The customer has no cancellation privileges after shipment, other than customary rights of return.

Marketing Costs

Marketing and advertising costs were $8,418,001 and $5,549,013 for the years ended December 31, 2021 and 2020, respectively, and are included in marketing and advertising expenses on the statement of operations. Advertising costs are expensed when incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary difference between the financial statement carrying amount of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measure using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. There were no changes to the Company’s tax positions in the current year. The Company accounts for interest and penalties generated by income tax contingencies as interest expense in the statement of operations. No interest and penalties have been recorded for the years ended December 31, 2021 and 2020.

Earnings per share

Earnings per share may either be basic of diluted. The Company computes for the basic earnings per share by dividing the net income over the weighted number of common shares issued and outstanding for the year. For diluted earnings per share, the dilutive effects of potential common shares are considered in the computation. Potential common shares include stock which may be issued from conversion of a debt or equity instrument, exercising of stock warrants and options, among others.

F-10

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily cash and receivables. The Company generally deposits its cash with insured depository institutions and from time to time such amounts on deposit may exceed the amount of federal deposit insurance limit.

The Company sources its products from several vendors. During 2021 and 2020, 3 customers accounted to 52.25% and 47.24% of the purchase of goods of the Company, respectively.

At December 31, 2021 and 2020, one wholesale customer accounted for 18% and 17% of the accounts receivable of the Company, respectively.

Fair Value of Financial Instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

●	Level 1- Quoted prices in active markets for identical assets or liabilities.

●	Level 2- Observable inputs other than quoted prices in active markets for identified assets and liabilities, quoted prices for identical or similar assets or liabilities in active markets, or other inputs observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3- Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The Company’s financial instruments, which include cash, receivables, accounts payable, accrued liabilities, customer deposits, line of credit, notes payable and long-term debt, are carried at amounts that approximate fair value due to their short-term maturities or the short-term nature of the accounts. The fair value of the Company’s non-current portion of long-term debt, if recalculated based on current interest rates, would not significantly differ from the recorded amounts.

Stock Based Compensation

Stock based compensation is measured at the grant date based on the fair value of the award and is recognized as compensation expense on a straight-line basis over the service period, which is generally the vesting period. The fair value of the Company’s common stock underlying stock options has to date been determined through use of valuation specialists performing a valuation under the requirements of Internal Revenue Code Section 409(a).

The Company has elected to use the Black-Scholes Merton (“BSM”) option-pricing model to determine the fair value of stock options granted in the period of these financial statements. The Company utilizes the BSM model when the options granted do not include complex vesting provisions, such as market or performance conditions, or contain provisions that trigger liability accounting under either ASC 480 or ASC 815. The BSM pricing model requires various assumptions and estimates, including the fair value of the underlying, volatility of the underlying, risk-free interest rates, dividend rates and expected option term. The Company accounts for forfeitures as they occur.

These assumptions used in the Black-Scholes option-pricing model, other than the fair value of our common stock (see the section titled “Common Stock Valuations” below), are estimated as follows:

●	Expected term. We estimate the expected term based on the simplified method for employees contained within Staff Accounting Bulletin No. 110.

●	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

●	Expected volatility. We estimate the volatility of our common stock on the date of grant based on the weighted-average historical stock price volatility of comparable publicly-traded companies in our industry group.

●	Expected dividend yield. Expected dividend yield is zero percent, as we have not paid and do not anticipate paying dividends on our common stock.

F-11

Segment Reporting

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is determined to be the CODM. The CODM has determined that in the period of these financial statements, the Company has only one segment, the sale of beddings and similar products to customers in the United States.

Leases

On January 1, 2020, the Company adopted Accounting Standards Update 2016-02, Leases (“ASC 842”), as amended, and the subsequent amendments thereto. Under the new guidance, the Company is required to determine of whether an arrangement contains a lease at inception and to recognize a lease liability and a right-of-use asset, for operating leases, or capitalized as property and equipment, for finance leases.

The Company has elected the “package of practical expedients” available upon adoption, which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company did not elect the use-of hindsight or the practical expedient pertaining to land easements due to its inapplicability.

Calculation of the present value is based on the incremental borrowing rate of the Company, which is the interest rate applicable to the Company should the leased asset be acquired through financing, on a secured basis. Lease agreements in effect during the period of these financial statements contain options for the Company to renew the lease. The Company considers the options in the determination of the lease term by assessing the likelihood of the Company to utilize the renewal option.

Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” to require the measurement of expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. We will adopt this standard effective on January 1, 2022. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements, however it does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change in the financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2021 and 2020:

	2021	2020
Website and internal-use software	$285,297	$156,028
Computer and Equipment	382,901	341,924
Furniture and fixtures	272,626	260,765
Leasehold improvements	96,231	96,231
Software under development	499,372	129,268
Total	1,536,427	984,216
Less accumulated depreciation and amortization	(893,012)	(763,572)
Property and equipment, net	$643,415	$220,644

F-12

Depreciation and amortization expense for the years ended December 31, 2021 and 2020 were $129,440 and $137,877, respectively.

The Company is currently in the process of upgrading its customer resource management and accounting systems. The costs associated with the acquisition and development of the new systems are included as part of Software under development. The Company expects for the new systems to begin data migration and testing in the third quarter of 2022 and has updated the useful life of the legacy systems to expire in the third quarter of 2023. Upon implementation, the Company will begin amortizing the software costs.

NOTE 4 – LINE OF CREDIT LOANS

Line of credit loans consists of the following as of December 31, 2021 and 2020:

	2021	2020
Line of credit with First Republic Bank up to the amount of $3,750,000 at a rate the greater the variable “Index” rate equal to the average of the 12 month recently published yields on U.S. Treasury securities adjusted to a constant maturity one year plus a spread of 1.75% per annum, or a 2% floor per annum (2.25% at December 31, 2021 and 2020). Monthly interest payments are due on the 15th of each month, all outstanding principal and interest are due in full by January 15, 2022; (see Note 12).	$3,750,000	$3,750,000
Line of credit with Flexport up to a maximum amount of $2,000,000 at a rate of 2.5% of all outstanding eligible amounts per 90 days and a 0.15% monitoring fee earned, due and payable on the first day of each three-month period. The letter of credit has no stated maturity, as it is renewed every 90 days upon consent of the Company and Flexport.	652,716	-
Line of credit with Dell Credit up to the amount of $50,000 at a rate of 11.99% per annum, applicable for both years.	-	3,981
Total	$4,402,716	$3,753,981

The line of credit with First Republic Bank is secured by a pledge of all cash and accounts receivable of the Company and is guaranteed by a member of the Board of Directors of the Company (see Note 11).

The line of credit with Flexport allows the Company to finance the acquisition of inventory and the transportation costs associated with the importation of goods for sale by the Company to the United States. In the event of non-payment, Flexport or its affiliates have the right to obtain constructive possession, including withholding delivery of any or all in-transit inventory. The agreement with Flexport allows the Company to borrow on an individual inventory acquisition order up to a maximum of 100% of the inbound transportation cost and 80% of the inventory purchased, but the Company is limited across all its line of credit usage outstanding to 75% of the combined inbound cost in the aggregate.

NOTE 5 – PAYCHECK PROTECTION PRGRAM NOTES PAYABLE

On April 25, 2020, the Company was granted a loan from the First Republic Bank (“FRB”), in the aggregate amount of $579,200, pursuant to Paycheck Protection Program (the “PPP”). The PPP, established as part of the Coronavirus Aid Relief and Economic Security Act (the “CARES Act”) as administered by the U.S. Small Business Administration (“SBA”), provides for loans to qualifying entities for amounts up to two and a half (2.5) times the average monthly payroll expenses of the qualifying business. The loans and accrued interest are eligible for forgiveness depending on the use of the proceeds during the 8-weeks following the first disbursement of the Company’s loan as long as the borrower uses the loan proceeds for eligible purposes. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduce salaries by a specified amount during the 8-week period.

F-13

The loan bears interest at a rate of 1% per annum. The note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Funds from the note may only be used for payroll costs, debt and mortgage payments, lease payments, and utility payments. The Company used the entire loan for qualifying expenses.

As of December 31, 2020, the entire loan amount of $579,200 was unpaid and outstanding. In January 2021, the Company applied for and received the forgiveness on the total amount of the PPP loan and the accrued interest, which is recorded as Other Income in the statement of operations.

NOTE 6 – STOCKHOLDERS’ EQUITY

Common Stock

The Company has authorized for issuance up to 30,000,000 shares of a single class common stock, having a par value of $0.00001 per share. As of December 31, 2021 and 2020, 1,086,500 common shares were issued and outstanding. The holders of the common stock are entitled to one vote for each share.

During the period of these financial statements, there have been no dividends declared and none are outstanding or unpaid on any shares of common stock.

Preferred Stock

The Company has authorized for issuance up to 24,500,000 shares of convertible preferred stock, all of which are designated and having a par value of $0.00001 per share. Outstanding preferred shares as of December 31, 2021 and 2020 are as follows: 1,848,557 shares of Series B-1 preferred stock, 13,853,048 shares of Series B preferred stock, 4,766,537 shares of Series A-1 preferred stock, and 814,583 of Series A.

The holders of the preferred stock currently have no redemption rights. The characteristics of the preferred stocks are as follows:

Voting

The holders of Series B-1, B, A-1, and A preferred stocks are entitled to the number of votes equal to the number of shares of common stock into which such shares could converted. However, for as long as at least 435,000 Series A preferred shares are outstanding, the holders are entitled to elect two members of the Board of Directors by vote at each meeting or pursuant to written consent of the Company’s stockholders for the election of directors.

In addition, for as long as at least 435,000 Series A shares and 1,000,000 Series B shares are outstanding, the holders of the respective preference shares, as a class, shall vote on the approval of the following: changes in the Articles of Incorporation or By-Laws, changes in the authorized number preferred stock, changes in the number of members of the Board of Directors, voluntary dissolutions, liquidation, or winding up of the business, and agreements on asset transfer acquisitions.

Dividends

The holders of Series B-1, B, A-1, and A preferred stocks shall be entitled to receive dividends at a rate equal to 4% of the original issue price (as defined), prior and in preference to any declaration or payment of any dividend on the common stock, payable when, as and if declared by the Company’s Board of Directors. The right to dividends is not cumulative and does not accrue to the holders of Preferred Series B-1, B, A-1, or A shares

F-14

During the period of these financial statements, no dividends have been declared on any series of preferred stock, nor were there any outstanding or unpaid dividends on any shares of preferred stock.

Liquidation Preference

In the event of liquidation (as defined), the holders of Series B-1, B, A-1, or A preferred stock shall be entitled to receive distributions out of the assets of the Company that are legally available for distribution or the consideration received in such a transaction before any distribution is made to the holders of common stock. If the proceeds of such liquidation event are equal or more than the liquidation preference of series B-1 shares, the holders of Series B-1 preferred stock will be entitled to receive the liquidation preference and the holders of Series B will receive the remaining proceeds. If the proceeds of such liquidation event are equal or more than the liquidation preference of Series B shares, the holders of Series B preferred stock will be entitled to receive the liquidation preference and the holders of Series A-1 will receive the remaining proceeds. If the proceeds of a liquidation event are equal or more than the proceeds allocated to Series B and A-1 holders, the remaining amount will be allocated to preferred Series A holders up to the total amount of liquidation preference. The liquidation preference for each Series B-1, B, A-1, and A is equal to the greater of (i) the original issue price (adjusted for stock dividends, stock splits, and the like) plus declared but dividends or (ii) the amount that would be distributable with respect to such shares had such shares of a Series preferred stock been converted to common stock.

Conversion

The Series B-1, B, A-1, and A preferred stock may, at the option of the holder, be converted at any time into common stock using a formula which is determined from dividing the original issue price by the conversion price, as adjusted, at that time. Adjustments may occur in the event of (a) a standard anti=dilution event (b) the issuance by the Company of any like preferred or common share at a price per share lower than that received by the purchaser of the respective preferred share (c) any instrument convertible or exercisable into a share of like preferred or common share of the Company. Certain issuances are exempt from the adjustment requirements, including those grants issued to employees, directors and consultants by the Company for compensatory purposes.

As of December 31, 2021 and 2021, the rate of conversion of the all series of preferred shares is one is to one.

Reissuance

Each Series share of Preferred Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise, shall not be reissued. None have been reacquired to date by the Company.

NOTE 7 – STOCK OPTION PLAN

In 2009, the Company established the Coyuchi, Inc. Stock Plan (the “2009 Stock Plan”). The 2009 Stock Plan expired in 2019 but a Company 2020 Stock Plan (the “2020 Stock Plan”) was established. Options that were issued and remained outstanding under the 2009 Stock Plan remain exercisable for the remaining contractual terms of those options. Any shares that would have been available for future grants prior to 2019 ceased to be available under the 2009 Stock Plan. The Board of Directors is the administer of the stock plan, but may designate any officer or Executive of the Company to execute its duties under the Stock Plan.

As of December 31, 2021 and 2020, the Stock Plan has reserved a total of 1,274,485 shares of the Company’s common stock for issuance, of which 104,485 and 274,485 are available for future issuance as of December 31, 2021 and 2020, respectively.

Option awards are generally granted with an exercise price and vesting period established at the discretion of the Company’s Board of Directors, provided, however, that (i) the exercise price per share shall not be less than the fair market value of the stock on the effective date of the grant and (ii) the exercise price per share shall not be less than 110% of the fair market value of the stock on the grant date if the award is made to a 10% shareholder. Options generally vest over 48 months subject to certain cliff vesting generally at the 6 and 12-month anniversary of the option issuance date.

F-15

The Company uses the Black-Scholes Model to value its option grants. The expected term of the stock option represents the weighted-average period that the stock options are expected to remain outstanding.

The Company’s expected terms of the stock option were derived using the simplified method. Expected volatilities are based on the historical volatilities of public companies operating in the same or similar lines of business as the Company over a similar expected term. The risk-free interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. The Company accounts for forfeitures of awards as they occur.

The fair values of the Company’s stock options granted during 2021 and 2020 were estimated using the following weighted-average assumptions:

	2021	2020
Expected term (years)	6.25	6.25
Volatility	61.00%	61.00%
Discount rate	1.07%	0.52%
Dividend	0.00%	0.00%
Underlying Fair Market Value	0.51	0.51

The following table summarizes information about stock options outstanding as of December 31, 2021 and 2020.

	Number of shares	Weighted average exercise price	Weighted average remaining contract life
Balance, January 1, 2020	2,158,612	$0.18	6.43
Options granted	1,000,000	0.51	10.00
Options exercised	-	-	-
Options terminated or expired	-	-	-
Balance, December 31, 2020	3,158,612	0.29	6.87
Options granted	170,000	0.51	9.63
Options exercised	-	-	-
Options terminated or expired	-	-	-
Balance, December 31, 2021	3,328,612	$0.30	6.03

Options vested and exercisable as of December 31, 2021	2,213,659	$0.22	4.77
Options expected to vest as of December 31, 2021	3,328,612	$0.30	6.03

During 2021 and 2020, a total of 170,000 and 1,000,000 options, respectively, were granted to the eligible employees of the Company. Subsequent to year end, options to acquire 222,005 common shares were terminated upon non-exercise by employees who were terminated or resigned.

The Company’s stock-based compensation was $93,386 and $33,167 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, there was $256,760 remaining of stock-based compensation is to be recognized over a weighted-average remaining vesting period of 2.76 years.

NOTE 8 – COMMITMENTS, LEASES

Office and retail space lease

On January 1, 2020, the Company adopted Accounting Standards Update 2016-02, Leases (“ASC 842”), as amended, and the subsequent amendments thereto. Under the new guidance, the determination of whether an arrangement contains a lease is made at the inception by evaluating whether the arrangement contains a right to use an identifiable asset and whether the Company obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. The lease is then included in the right of use asset and operating lease liabilities in the Company’s Balance Sheets, based on the present value of the minimum lease payments over the lease term at the lease commencement date.

F-16

The standard provides a number of optional practical expedients in applying the transition. The Company expects to elect the “package of practical expedients”, which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company does not expect to elect the use-of hindsight or the practical expedient pertaining to land easements due to its inapplicability.

Leases are classified as either operating or finance lease on the lease commencement date, based on the present value of the minimum lease payments. Present value is determined based on the borrowing rate of the Company. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Currently, all of the leases of the Company are classified as operating leases.

The Company enters into lease arrangements primarily for the office, warehouse, and showroom facilities used in the normal course of business. However, it should be noted that warehouse space included as part of a contract for logistics services is not treated as right of use assets as the Company has no direct control over such assets. The Company’s leases have remaining terms of 1 to 4 years, with renewal options of up to 5 years. The Company’s leases do not include residual guarantees nor bargain purchase options.

The Company includes lease renewal in the determination of the lease term if, after consideration of the relevant economic factors such as expected market lease rates for similar assets in the renewal option period, changes made in the leased assets, costs of transfers, among others, it is reasonably certain that the Company will exercise the option in full or up to the extent that the renewal option will be exercised.

The Company’s weighted average discount rate for its leases is 2.25%.

After initial recognition, remeasurement is made when a lease is either partially derecognized, fully derecognized, or additions to the lease is made. In 2021, below were the changes in the leases of the Company:

●	In February 2021, the Company extended its office lease for the period from January 2021 to December 2022. The lease has an option to renew from one to five years. The option is expected to be renewed for a 2 year period. The extension of the lease agreement resulted into remeasurement of right of use asset and lease liability, with additions amounting to $360,632 and $339,926, respectively.

●	In March 2021, the Company extended its store lease for the period from April 1, 2021 to March 31, 2024. The lease has an option to renew for an additional 2 years. Management believes that the renewal option will be exercised in full. The lease was originally accounted for as a short-term lease from July 1, 2020 to March 31, 2021.

In accordance with the Financial Accounting Standards Board’s recent Staff Q&A regarding rent concessions related to the effects of the COVID-19 pandemic, the Company has elected to remeasure the right of use asset and lease liability upon the lessor’s extension of the rent concessions due to the COVID-19 pandemic. Present value of the adjusted lease payments were re-assessed and adjusted accordingly to come up with the balance of the lease liability and right-of-use asset.

Right of use asset, net of amortization, and lease liability as of December 31, 2021 and 2020 are as follows:

	2021	2020
Right-of-use asset, net of amortization	$803,691	$1,226,524
Lease liability (charged under Other Accruals)	$817,130	$1,258,907

F-17

Operating lease costs charged to general and administrative expense for December 31, 2021 and 2020 are $258,105 and $267,498, respectively.

As of December 31, 2021, the Company’s lease liabilities mature as follows:

2021
2022	$250,500
2023	265,140
2024	276,570
2025	44,232
2026 and onwards	11,139
Total lease payments	847,581
Less imputed interest	(30,451)
Present value of lease liabilities	$817,130

Operating leases have a remaining useful life of 5 years and 6 years as of December 31, 2021 and 2020, respectively.

Coyuchi for Life

Coyuchi for Life is a sales program established in 2017, which allows customers to finance, interest free certain purchases over six, twelve, or twenty-four month periods through December 2019, which was extended to up to 48 months interest free in 2020. At the end of the periods the customers may return the linens to be renewed, upcycled, or recycled, or may keep the linens. In June 2020, the Company terminated this program. However, the Company is entitled to any outstanding receivables as of December 31, 2021 and 2020, which were immaterial to these financial statements. The Company has elected to use the practical expedient for the contracts with a duration of 1 year or less.

Upon adoption of ASC 842, transactions made under the program fall under the classification of a sales-type lease. However, no adjustment has been recorded for these transactions as the amounts were immaterial during the period of these financial statements.

NOTE 9 – INCOME TAXES

The provision for income taxes consists of the following:

	2021	2020
Current:
Federal	-	-
State	17,245	126,119
Total current	17,245	126,119

Deferred:
Federal	178,199	(3,163,212)
State	(333,724)	(807,355)
Total deferred	(155,525)	(3,970,567)
Benefit for income tax	(138,280)	(3,844,448)

The difference between the effective tax rate and the U.S. federal tax rates is as follows:

	December 31,
	2021	2020
Federal rate	21.00%	21.00%
State income taxes, net of federal benefit	4.11%	13.63%
Permanent differences	(9.45)%	2.52%
Net operating loss adjustments	1.93%	(6.68)%
Change in valuation allowance	(30.55)%	(333.76)%
Other	1.77%	(0.79)%
Income Taxes Provision (Benefit)	(11.19)%	(304.08)%

F-18

As noted below, the Company adjusted the net operating loss (NOL) carryforward available based on changes to estimates of availability due to restrictions imposed under Internal Revenue Code Section 382.

For the year ended December 31, 2021, the Company recorded a total income tax benefit of $138 thousand, which is inclusive of a benefit of $377 thousand due to the release of the remaining valuation allowance against certain state deferred tax assets.

Deferred income taxes are provided in recognition of temporary differences in reporting certain revenues and expenses for financial statement and income tax purposes.

The net deferred tax assets consist of the following as of December 31, 2021 and 2020:

	2021	2020
Deferred tax asset:
Net operating loss carryover	$3,975,954	$4,098,706
Accrued liabilities and other	366,487	479,045
Lease liability	198,004	326,856
Gross deferred tax asset	4,540,445	4,904,607
Less: valuation allowance	-	(377,432)
Total deferred tax asset	4,540,445	4,527,175

Deferred tax liabilities:
Fixed and intangible assets	(219,606)	(238,161)
Right-of-use asset	(194,747)	(318,447)
Total deferred tax liabilities	(414,353)	(556,608)
Net deferred tax asset	4,126,092	3,970,567

The Company has maintained a partial valuation allowance to offset certain deferred tax assets as of December 31, 2021 and 2020 due to the uncertainty of realizing future tax benefits from its state NOL carryforwards. The decreases in the valuation allowance of $0.4 million and $4.2 million during the years ended December 31, 2021 and 2020, respectively, were related to changes in the expected future utilization of all of its NOL carryforwards in 2020 and from certain of its states NOL carryforwards prior to expiration in 2021.

As of December 31, 2021, the Company had federal net operating loss carryforwards of approximately $13.6 million which will begin to expire in 2031 for federal tax purposes. At December 31, 2021 the Company had state net operating loss carryforwards of approximately $16.8 million which will begin to expire at various dates for state tax purposes.

Under Section 382 of the Code, the Company’s ability to utilize NOL carryforwards in any taxable year may be limited if the Company has experienced an “ownership change.” Generally, a Section 382 ownership change occurs if there is a cumulative increase of more than 50 percentage points in the stock ownership of one or more stockholders or groups of stockholders who own at least 5% of a corporation’s stock within a specified testing period. Similar rules may apply under state tax laws. The annual limitation generally is determined by multiplying the value of the Company’s stock at the time of such ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate. Such limitations may result in expiration of a portion of the NOL carryforwards before utilization. The Company determined that ownership changes occurred on December 12, 2007 and September 14, 2009 within the meaning of Section 382 and has reduced its net operating losses to reflect the amount unutilized prior to expiration. The ability of the Company to use its remaining NOL carryforwards may be further limited if the Company experiences a Section 382 ownership change as a result of future changes in its stock ownership.

All tax returns will remain open for examination by the federal and state taxing authorities for three and four years, respectively, from the date of utilization of any net operating loss carryforwards.

F-19

No liability related to uncertain tax positions is recorded on the financial statements. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company has no unrecognized tax benefits at December 31, 2021 and 2020.

NOTE 10 – EARNINGS PER SHARE

The factors used in the computation of the earnings per share (EPS) by the Company for the periods ended December 31, 2021 and 2020 are as follow:

	2021	2020
Basic EPS
Numerator
Net income	$1,372,232	$5,108,720
Denominator
Weighted-average common shares outstanding	1,086,500	1,086,500
Basic EPS	$1.26	$4.70

Diluted EPS
Numerator
Net income	$1,372,232	$5,108,720
Denominator
Weighted-average common shares outstanding	1,086,500	1,086,500
Dilutive effects of convertible preferred stock Series A, A-1, B, and B-1	21,282,725	21,282,725
Dilutive effects of incremental shares from options	1,520,253	779,428
Total	23,889,478	23,148,653
Diluted EPS	$0.06	$0.22

NOTE 11– RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with a director and shareholder of the Company to guarantee and to pledge certain securities with First Republic Bank, as part of the letter of credit of the Company with First Republic Bank. In exchange, the Company has agreed to pay interest on the securities pledged at the rate of 6% per annum. The interest incurred for the periods ended December 31, 2021 and 2020 amounts to $225,000 and $225,616, respectively.

NOTE 12 – SUBSEQUENT EVENTS

On January 5, 2022, the Company issued warrants to Manhattan Street Capital in connection with Regulation A+ financing. Total number of shares exercisable shall equal total project management retainer fee divided by the exercise price. Exercise price of the warrants equals fifty percent (50%) of the initial price at which securities are to be sold during the Regulation A+ financing.

As part of the proposed Regulation A+ transaction, the Company is currently in the process of designating a new share of preferred stock and in which certain current shareholders are expected to purchase in a private offering prior to the Regulation A+ transaction. The potential investors will then be offered the new series of preferred stock to be designated with certain shareholders expected to also sell their shares as part of the offering. The total proceeds from the Regulation A+ offering is currently expected on a gross basis, before fees and expenses to be approximately $15 million to the Company.

On January 13, 2022, the Company extended its Letter of Credit to First Republic Bank. The amount of the Letter of Credit increased by $1,000,000, thereby increasing the amount of the credit to $4,750,000 and also extended the term to January 2023.

F-20

Coyuchi, Inc.

Up to 18,518,518 shares of Series C Preferred Stock, consisting of up to 14,814,815 shares of Series C Preferred Stock offered by the Company and up to 3,703,703 shares of Series C Preferred Stock offered by Selling Stockholders,

and

Up to 18,518,518 shares of Common Stock issuable upon conversion of Series C Preferred Stock

OFFERING CIRCULAR

August 9, 2022